

**Ooma, Inc.
Fiscal Year 2023**

**Proxy Statement
&
Annual Report**

Dear Stockholders,

It is my pleasure to report that Ooma performed well in our Fiscal 2023 while also investing in new initiatives that expand Ooma's potential for future growth and success.

Ooma delivered 12% year-over-year revenue growth in Fiscal 2023 to $216.2m, driven by 24% year-over-year growth in our business subscription services revenue. Ooma also achieved record non-GAAP net income of $13.6m and cash flow from operations of $8.8m. With good cash flow, zero debt, and multiple growth initiatives under way, I believe Ooma is strongly positioned for future success.

During Fiscal 2023, Ooma continued to invest in four main strategic initiatives. The first of these is to extend our leadership serving the communications needs of small to medium-sized businesses. Ooma Office is designed to provide an ideal combination of features, ease-of-use, and value for smaller businesses that often operate without professional IT support. I'm pleased to report that, for the tenth year in a row, an independent survey conducted by PC Magazine rated Ooma #1 as the Best Business VoIP Phone Service. Editors commented that Ooma is "far ahead of most of the competition in almost every metric." I'm also pleased to report that our strategy to introduce premium tiers of service for Ooma Office is succeeding and that approximately 50% of new Office customers in Fiscal 2023 adopted one of our premium, higher-priced service tiers.

Our second major strategic initiative is to establish leadership serving larger sized businesses operating in select verticals or with custom requirements. Ooma Enterprise is an extensive and flexible communications solution which stands out by targeting certain customers' specific needs, such as hospitality customers (hotels). Our strategy is to drive growth through expanding our network of channel agents and resellers interested in our segment leading solutions.

The third major strategic initiative we are pursuing is expansion beyond North America. Driven by serving the needs of our largest customer, we extended our solutions across Europe in Fiscal 2023 at substantial scale, and are now working to do the same in other geographies. Longer term our strategy is to utilize this foundation to target new customers in Europe and other regions of the world.

Our newest strategic initiative is to establish Ooma as the #1 solution for replacement of aging copper lines used by businesses for applications such as alarm panels and elevator, safety and gate phones. Ooma AirDial is a custom designed solution for this market which brings advanced capabilities and affordability to businesses faced with the prospect of their copper lines increasing in price and/or being turned off completely. Several partners, including T-Mobile, are now reselling Ooma AirDial as their preferred solution for this growing market need. As we look forward, we see tremendous potential to grow AirDial and are investing presently in sales and marketing, and further product refinements, to achieve success.

In addition to our main strategic initiatives, we acquired OnSIP in Fiscal 2023 to boost our rate of growth serving smaller sized businesses. OnSIP contributed about 50,000 new business users and was accretive one quarter after closing the acquisition. We are on the lookout for more such opportunities to augment our growth, as well as new resale partnerships to leverage the growth of our solutions.

Overall, I believe Ooma is on the right track to capitalize on several growth initiatives and build an even stronger company. Everyone at Ooma is committed to executing our key initiatives and driving results, for the benefit of all stakeholders. I appreciate your support and commitment to Ooma.

Sincerely,

Eric B. Stang
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

Filed by the Registrant ☒   Filed by a party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-2

OOMA, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee paid previously with preliminary materials.

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11



525 Almanor Avenue, Suite 200, Sunnyvale, California 94085

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held On Thursday, June 1, 2023

Dear Stockholders of Ooma, Inc.:

We are pleased to invite you to attend our 2023 Annual Meeting of Stockholders which will be a virtual meeting to be held on June 1, 2023 at 11:00 a.m. Pacific Time via live webcast on the Internet at www.virtualshareholdermeeting.com/ooma2023 (the "Annual Meeting"), where you will be able to attend and participate in the Annual Meeting online, submit questions and vote your shares electronically. There will be no physical location for the Annual Meeting. We are embracing the latest technology to provide expanded access, improved communication and cost savings for our stockholders and Ooma. Additionally, although the live webcast is available only to stockholders at the time of the meeting, following completion of the Annual Meeting, a webcast replay will be posted to the Investor Relations section of our website, which is located at https://investors.ooma.com.

At the Annual Meeting, we will ask you to consider the following proposals:

- To elect two Class II directors;

- To ratify the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending January 31, 2024;

- To hold a non-binding advisory vote on the compensation of our named executive officers, as described in this proxy statement; and

- To transact such other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please use this opportunity to take part in our affairs by voting on the business to come before the Annual Meeting. You will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we expect to mail on or about April 14, 2023 unless you have previously requested to receive our proxy materials in paper form. Only stockholders of record at the close of business on April 10, 2023 may vote at the Annual Meeting and any postponements or adjournments of the meeting. All stockholders are cordially invited to participate in the Annual Meeting and any postponements or adjournments of the meeting. However, to ensure your representation at the Annual Meeting, please vote as soon as possible by using the Internet or telephone, as instructed in the Notice. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. See "If I am a stockholder of record of Ooma's shares, how can I vote my shares?" or "If I am a beneficial owner of Ooma's shares held in street name, how can I vote my shares?" in the Proxy Statement for more details. Returning the paper proxy card or voting electronically does NOT deprive you of your right to participate in the meeting and to vote your shares in person for the matters acted upon at the meeting.

Your vote is important. Whether or not you expect to participate in the Annual Meeting, please submit your proxy electronically via the Internet or by telephone by following the instructions in the Notice or if you asked to receive the proxy materials in paper form, please complete, sign and date the proxy card and return it in the postage paid envelope provided.


Sincerely,

Eric B. Stang
President, Chief Executive Officer and Chairman of
the Board of Directors


Sunnyvale, California
April 14, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting To Be Held on June 1, 2023: The Proxy Statement, along with the Annual Report on Form 10-K for the fiscal year ended January 31, 2023, is available free of charge at the following website: www.proxyvote.com.

PROXY STATEMENT

2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held On Thursday, June 1, 2023

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "continue," "anticipate," "intend," "expect," "seek", and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended January 31, 2023. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We are under no duty to update any of these forward-looking statements after the date of this proxy statement.

OOMA, INC.

PROXY STATEMENT
FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AT 11:00 A.M. PACIFIC TIME ON THURSDAY, JUNE 1, 2023

This proxy statement and the enclosed form of proxy (the "Proxy Statement") are furnished in connection with the solicitation of proxies by our Board of Directors (the "Board" or "Board of Directors") for use at the 2023 Annual Meeting of Stockholders of Ooma, Inc., a Delaware corporation, and any postponements, adjournments or continuations thereof (the "Annual Meeting"). The Annual Meeting will be held on Thursday, June 1, 2023 at 11:00 a.m. Pacific Time via live webcast on the Internet at www.virtualshareholdermeeting.com/ooma2023. References in the Proxy Statement to "we," "us," "our," "the Company" or "Ooma" refer to Ooma, Inc. and its subsidiaries unless the context indicates otherwise.

We will mail, on or about April 14, 2023, the Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners at the close of business on April 10, 2023. On the date of mailing of the Notice, all stockholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

The Notice will identify the website where the proxy materials will be made available; the date, the time and location of our Annual Meeting; the matters to be acted upon at the meeting and the Board of Directors' recommendations with regard to each matter; a toll-free telephone number, an e-mail address, and a website where stockholders can request a paper or e-mail copy of the Proxy Statement; our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 and a form of proxy relating to the Annual Meeting; information on how to access the form of proxy; and information on how to participate in the meeting and vote in person.

THE INFORMATION PROVIDED IN THE "QUESTION AND ANSWER" FORMAT BELOW IS FOR YOUR CONVENIENCE ONLY AND IS MERELY A SUMMARY OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. YOU SHOULD READ THIS ENTIRE PROXY STATEMENT CAREFULLY.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

Q: What is included in the proxy materials?

A: The proxy materials include this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2023, as filed with the Securities and Exchange Commission (the "SEC") on April 7, 2023 (the "Annual Report"). These materials were first made available to you on or about April 14, 2023. Our principal executive offices are located at 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085, and our telephone number is (650) 566-6600. We maintain a website at www.ooma.com. The information on our website is not a part of this Proxy Statement.

Q: Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

A: In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and the Annual Report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 14, 2023 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials via the Internet to help reduce the environmental impact of our annual meetings of stockholders.

Q: Why didn't I receive a Notice in the mail regarding the Internet Availability of Proxy Materials?

A: We are providing stockholders who previously requested to receive full paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet.

Q: What items will be voted on at the Annual Meeting?

A: Stockholders will vote on the following items at the Annual Meeting:

- to elect Susan Butenhoff and Russ Mann as Class II directors;
- to ratify the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending January 31, 2024;
- to hold a non-binding advisory vote on the compensation of our named executive officers, as described in this Proxy Statement; and
- to transact such other business that may properly come before the Annual Meeting or at any adjournment or postponement thereof.

Q: How does the Board of Directors recommend I vote on these proposals?

A: The Board recommends a vote:

- **FOR** the election of Susan Butenhoff and Russ Mann as Class II directors;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accountants for the fiscal year ending January 31, 2024; and
- **FOR** the non-binding advisory vote on the compensation of our named executive officers as described in this Proxy Statement.

Q: Who is making this solicitation?

A: The proxy for the Annual Meeting is being solicited on behalf of Ooma's Board of Directors.

Q: Who pays for the proxy solicitation process?

A: Ooma will pay the cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. We may, on request, reimburse brokerage firms and other nominees for their expenses in forwarding proxy materials to beneficial owners. In addition to soliciting proxies by mail, we expect that our directors, officers and employees may solicit proxies in person or by telephone or facsimile. None of these individuals will receive any additional or special compensation for doing this, although we may reimburse these individuals for their reasonable out-of-pocket expenses. We do not expect to, but have the option to, retain a proxy solicitor.

Q: Who may vote at the Annual Meeting?

A: Stockholders of record as of the close of business on April 10, 2023 (the "Record Date") are entitled to receive notice of, to participate, and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 25,319,460 shares of Ooma's common stock issued and outstanding, held by 60 holders of record. Each share of Ooma's common stock is entitled to one vote on each matter.

Q: What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

A: *Stockholder of Record.* If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A. ("Computershare"), you are considered the stockholder of record with respect to those shares, and the Notice or these proxy materials were sent directly to you by Ooma.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the "beneficial owner" of shares held in "street name," and the Notice or these proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.

Q: How may my brokerage firm or other intermediary vote my shares if I fail to provide timely instructions?

A: Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm. Your broker will not have discretion to vote on the election of directors, advisory approval of our executive compensation, or the choice of frequency for votes on advisory approval of executive compensation, which are "non-routine" matters, absent direction from you, resulting in broker non-votes.

Q: If I am a stockholder of record of Ooma's shares, how can I vote my shares?

A: If you are a stockholder of record, there are four ways to vote:

- *In person.* You may participate in the Annual Meeting online at www.virtualshareholdermeeting.com/ooma2023 and vote your shares electronically before the polls close during the Annual Meeting. You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting.

- *Via the Internet.* You may vote by proxy via the Internet by following the instructions found on the Notice.

- *By Telephone.* You may vote by proxy by calling the toll free number found on the Notice.

- *By Mail.* If you requested printed copies of the proxy materials to be mailed to you, you can complete, sign and date the proxy card and return it in the prepaid envelope provided. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy will vote the shares represented by that proxy as recommended by the Board of Directors. If you vote by mail, your proxy card must be received by June 1, 2023.

Please note that the Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on May 31, 2023.

Q: **If I am a beneficial owner of Ooma's shares held in street name, how can I vote my shares?**

A: If you are a beneficial owner of shares held in street name, you should have received from your broker, bank, trustee or other nominee instructions on how to vote or instruct the broker to vote your shares, which are generally contained in a "vote instruction form" sent by the broker, bank, trustee or other nominee. Please follow their instructions carefully. Street name stockholders may generally vote by one of the following methods:

- *In person*. You may participate in the Annual Meeting online at www.virtualshareholdermeeting.com/ooma2023 and vote your shares electronically before the polls close during the Annual Meeting. You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting.

- *Via the Internet*. You may vote by proxy via the Internet by following the instruction form provided to you by your broker, bank, trustee, or other nominee.

- *By Telephone*. You may vote by proxy by calling the toll free number found on the vote instruction form provided to you by your broker, bank, trustee, or other nominee.

- *By Mail*. If you requested printed copies of the proxy materials to be mailed to you, you may vote by proxy by filling out the vote instruction form and returning it in the envelope provided to you by your broker, bank, trustee, or other nominee. If you vote by mail, your proxy card must be received by June 1, 2023.

Q: **How can I elect to receive my proxy materials electronically by email?**

A: *Registered stockholders* —To receive future copies of our proxy materials by email, registered stockholders should go to http://www.proxyvote.com and follow the enrollment instructions. Upon completion of enrollment, you will receive an email confirming the election to use the online services. The enrollment in the online program will remain in effect until the enrollment is cancelled.

Beneficial stockholders -Most beneficial stockholders can elect to receive an email that will provide electronic versions of the proxy materials. To view a listing of participating brokerage firms and enroll in the online program, beneficial stockholders should go http://www.proxyvote.com follow the enrollment instructions. The enrollment in the online program will remain in effect for as long as the brokerage account is active or until the enrollment is cancelled.

Enrolling to receive our future proxy materials online will save us the cost of printing and mailing documents, as well as help preserve our natural resources.

Q: **What is the voting requirement to approve each of the proposals?**

A: Each director is elected by a plurality of the voting power of the shares participating online or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. "Plurality" means that the nominees who receive the largest number of votes cast "for" are elected as directors. Accordingly, the two nominees receiving the highest number of affirmative votes will be elected as Class II directors to serve until the 2026 annual meeting of stockholders or until their respective successors are duly elected and qualified. Abstentions and broker non-votes will have no effect on the outcome of the vote.

The ratification of the appointment of KPMG LLP as our independent registered public accountants requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

The non-binding advisory vote on the compensation of our named executive officers as described in this proxy statement requires the affirmative vote of a majority of shares participating in the Annual Meeting online or represented by proxy and entitled to vote on such proposal. Abstentions are treated as shares present and entitled to vote for purposes of such proposal and, therefore, will have the same effect as a vote "against" the proposal. Broker non-votes will not count as votes cast for purposes of this proposal.

A summary of the voting provisions, provided a valid quorum is present or represented at the Annual Meeting, for the matters described in "What items will be voted on at the Annual Meeting?" is as follows:

Proposal No.	Vote	Board Recommendation	Routine or Non-Routine	Discretionary Voting by Broker Permitted?	Vote Required for Approval	Impact of Abstentions	Impact of Broker Non-votes (Uninstructed Shares)	Impact of "Withhold" Votes
1.	Election of director nominees	FOR	Non-routine, thus if you hold your shares in street name, your broker may not vote your shares for you.	No	Plurality	No impact	No impact	No impact
2.	Ratification of independent registered public accounting firm	FOR	Routine, thus if you hold your shares in street name, your broker may vote your shares for you absent any other instructions from you.	Yes	Majority of shares participating in the Annual Meeting or represented by proxy and entitled to vote	Has the same effect as a vote against	Broker has the discretion to vote	Not applicable
3.	Advisory approval of our executive compensation	FOR	Non-routine, thus if you hold your shares in street name, your broker may not vote your shares for you.	No	Majority of shares participating in the Annual Meeting or represented by proxy and entitled to vote	Has the same effect as a vote against	No impact	Not applicable

Q: What are broker non-votes?

A: Broker non-votes are shares held by brokers that do not have discretionary authority to vote on the matter and have not received voting instructions from their clients. If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will nevertheless have discretion to vote your shares on our sole "routine" matter—the ratification of the appointment of the Company's independent registered public accounting firm. Your broker will not have discretion to vote on the election of directors, advisory approval of our executive compensation, or the choice of frequency for votes on advisory approval of executive compensation absent direction from you.

Therefore, if your shares are held by a broker on your behalf, and you do not instruct the broker as to how to vote these shares on the ratification of the appointment of the Company's independent registered public accounting firm, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. With respect to election of directors and the advisory approval of our executive compensation, the broker cannot exercise discretion to vote on these proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. "Broker non-votes" will be considered present at the Annual Meeting and will be counted towards determining whether or not a quorum is present. **In order to minimize the number of broker non-votes, please instruct your bank or broker so your vote can be counted**.

Q: If I submit a proxy, how will it be voted?

A: When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board of Directors as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have revoked your proxy instructions, as described below under "Can I change my vote or revoke my proxy?"

Q: What should I do if I get more than one proxy or voting instruction card?

A: Stockholders may receive more than one set of voting materials, including multiple copies of the proxy materials and multiple Notices, proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive separate sets of proxy materials or one Notice for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one set of proxy materials. You should vote in accordance with all of the proxy cards and voting instruction cards you receive relating to our Annual Meeting to ensure that all of your shares are counted.

Q: Can I change my vote or revoke my proxy?

A: You may change your vote or revoke your proxy at any time prior to the taking of the vote at the Annual Meeting.

If you are the stockholder of record, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to Ooma's Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085, prior to your shares being voted, or (3) participating in the Annual Meeting and voting electronically online at www.virtualshareholdermeeting.com/ooma2023. Participation alone at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically vote during the meeting online at www.virtualshareholdermeeting.com/ooma2023.

For shares you hold beneficially in street name, you may generally change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee following the instructions they provided, or, by participating in the Annual Meeting and voting electronically during the meeting online at www.virtualshareholdermeeting.com/ooma2023.

Q: Can I attend the meeting in person?

A: There is no physical location for the Annual Meeting. You are invited to attend the Annual Meeting by participating online if you are a registered stockholder or a street name stockholder as of April 10, 2023, the Record Date. See, "How can I participate in the Annual Meeting?" below for more details. Please be aware that participating in the Annual Meeting will not, by itself, revoke a proxy. See, "Can I change my vote or revoke my proxy?" above for more details.

Q: How can I participate in the Annual Meeting?

A: The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to participate in the Annual Meeting online and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/ooma2023. You will also be able to vote your shares electronically at the Annual Meeting. To participate in the Annual Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.

The meeting webcast will begin promptly at 11:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 10:30 a.m., Pacific Time, and you should allow ample time for the check-in procedures. We plan to post a webcast replay to the Investor Relations section of our website, which is located at https://investors.ooma.com.

Q: What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

A: We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

- 844-986-0822 (Toll-free)
- 303-562-9302 (International toll line)

Q: Why is the Annual Meeting being held only online?

A: We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. We believe that hosting a virtual Annual Meeting will enable increased stockholder participation since stockholders can participate from any location around the world.

Q: Can I access the Notice of Annual Meeting, Proxy Statement, and Annual Report on Form 10-K on the Internet?

A: The Notice of Annual Meeting of Stockholders, Proxy Statement and our Annual Report on Form 10-K for the year ended January 31, 2023 are available online at http://www.proxyvote.com. At this website, you will find directions as to how you may access and review all of the important information you need. These proxy materials are free of charge.

Q: Is there a list of stockholders entitled to vote at the Annual Meeting?

A: The names of stockholders of record entitled to vote will be available at the Annual Meeting.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: At the Annual Meeting, the presence, online or by proxy, of a majority of the aggregate voting power of the stock issued and outstanding and entitled to vote at the Annual Meeting is required for the Annual Meeting to proceed. If you have returned valid proxy instructions or participate in the Annual Meeting online, your shares of common stock will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters at the meeting.

Q: Who will tabulate the votes?

A: An affiliate of Broadridge Financial Solutions, Inc. will serve as the Inspector of Elections and will tabulate the votes at the Annual Meeting.

Q: What are the requirements to propose actions to be included in our proxy materials for next year's Annual Meeting of Stockholders (our "2024 Annual Meeting") or for consideration at our 2024 Annual Meeting (including the deadline to propose actions for consideration at our 2024 Annual Meeting or to nominate individuals to serve as directors)?

A: *Requirements for Stockholder Proposals to be considered for inclusion in our proxy materials for our 2024 Annual Meeting*:

Stockholders may present proper proposals, including the nomination of directors, for inclusion in our proxy statement and for consideration at our next annual meeting of stockholders by submitting their proposals in writing to Ooma's Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 Annual Meeting, the Corporate Secretary of Ooma must receive the written proposal at our principal executive offices no later than December 16, 2023, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

If we hold our 2024 Annual Meeting more than 30 days before or after June 1, 2024 (the one-year anniversary date of the Annual Meeting), we will disclose the new deadline by which stockholder proposals must be received in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or a Current Report on Form 8-K. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and related SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials.

Proposals should be addressed to:


Ooma, Inc.
Attn: Corporate Secretary
525 Almanor Avenue, Suite 200
Sunnyvale, California 94085


Requirements for Stockholder Proposals to be presented at our 2024 Annual Meeting:

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) pursuant to our proxy materials with respect to such meeting, (2) by or at the direction of our Board of Directors, or (3) by a stockholder who is a stockholder of record both at the time the stockholder provides proper written notice of the proposal which the stockholder seeks to present at our annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting, and who has timely complied in proper written form with the notice procedures set forth in our amended and restated bylaws. In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to our amended and restated bylaws and applicable law. To be timely for our 2024 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than the close of business on December 16, 2023, and

- not later than the close of business on January 15, 2024.

If we hold our 2024 Annual Meeting more than 30 days before or more than 60 days after June 1, 2024 (the one-year anniversary date of the Annual Meeting), then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received by our Corporate Secretary at our principal executive offices:

- not earlier than the close of business on the 120th day prior to such annual meeting, and

- not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made.

To be in proper written form, a stockholder's notice to the Corporate Secretary shall set forth as to each matter of business the stockholder intends to bring before the annual meeting (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the Company's books, of the stockholder(s) and their associated person(s) proposing such business, (3) the class and number of shares of the Company which are held of record or are beneficially owned by the stockholder(s) and their associated person(s) and any derivative positions held or beneficially held by the stockholder(s) and their associated person(s), (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder(s) or their associated person(s) with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder and any associated person(s) with respect to any securities of the Company (5) any material interest of the stockholder(s) and their associated person(s) in such business and (6) a statement whether such stockholder(s) or their associated person(s) will deliver a proxy statement and form of proxy to the Company's stockholders holding at least the percentage of the voting power of the Company's voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (6), a "Business Solicitation Statement"). In addition, to be in proper written form, a stockholder's notice to the Corporate Secretary must be supplemented not later than ten days following the record date to disclose the information contained in clauses (3) and (4) in this paragraph as of the record date. A stockholder's "associated person" is defined as (1) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (2) any beneficial owner of shares of stock of the Company owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (3) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (1) and (2). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder(s) or their associated person(s), as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

Nomination of Director Candidates: Pursuant to our corporate governance guidelines, stockholders may propose director candidates for consideration by our nominating and governance committee. Stockholders may submit director candidate suggestions in writing to the attention of the Corporate Secretary of the Company at 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085, providing the candidate's name and qualifications for service as a Board member, a document signed by the candidate indicating the candidate's willingness to serve, if elected, and evidence of the stockholder's ownership of Company stock. A stockholder wishing to nominate a candidate (as opposed to a recommendation) must follow the procedures described in Section 2.4 of the bylaws of the Company. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b).

Our amended and restated bylaws permit eligible stockholders to nominate directors for election at an annual meeting of stockholders. To be eligible, a stockholder must be a stockholder of record both at the time the stockholder provides proper written notice of the proposed nomination and as of the record date determining stockholders entitled to vote at the annual meeting. Nominations by eligible stockholders must also be in proper written form in compliance with our amended and restated bylaws as summarized below.

To be in proper written form, a stockholder's notice to the Corporate Secretary shall set forth, as to each nominee whom the stockholder proposes to nominate for election or re-election as a director: (1) the name, age, business address and residence address of the nominee, (2) the principal occupation or employment of the nominee, (3) the class and number of shares of the Company that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (4) whether and the

extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (5) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, (6) a written statement executed by the nominee acknowledging that as a director of the Company, the nominee will owe a fiduciary duty under Delaware law with respect to the Company and its stockholders, and (7) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the nominee's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). As to such stockholder(s) giving notice of the director nomination, such notice must also include the following information as to the stockholder and any stockholder associated person: (1) the name and address, as they appear on the Company's books, of the stockholder(s) and their associated person(s) proposing such nominations, (2) the class and number of shares of the Company which are held of record or are beneficially owned by the stockholder(s) and their associated person(s) and any derivative positions held or beneficially held by the stockholder(s) and their associated person(s), (3) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder(s) or their associated person(s) with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder and any associated person(s) with respect to any securities of the Company, (4) any material interest of the stockholder(s) and their associated person(s) in such nominations and (5) a statement whether either such stockholder or any associated person(s) will deliver a proxy statement and form of proxy to stockholders holding at least the percentage of the Company's voting shares reasonably believed by such stockholder or associated person to be necessary to elect or re-elect such nominee(s) (such information provided and statements made as required by clauses (1) through (5), a "Nominee Solicitation Statement"). In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement. In addition, a nominee shall not be eligible for election or re-election if a stockholder or associated person(s), as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

Availability of Bylaws: Our amended and restated bylaws were filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q filed with the SEC on September 11, 2015. A link to this filing is available on our website at http://investors.ooma.com/investors/financial-information/sec-filings/. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. The bylaws, and not the foregoing summary, together with applicable law, control stockholder actions and nominations relating to our annual meetings.

Q: Where can I find the voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to this Current Report on Form 8-K as soon as they become available.

Q: I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

A: The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process is commonly referred to as "householding."

Brokers with account holders who are Ooma stockholders may be householding our proxy materials. A single set of proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you notify your broker or Ooma that you no longer wish to participate in householding.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, you may (1) notify your broker, (2) direct your written request to: Investor Relations, Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085 or (3) contact our Investor Relations department by email at ir@ooma.com or by telephone at (650) 300-1480. Stockholders who currently receive multiple copies of the proxy statement or annual report at their address and would like to request householding of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

Q: What if I have questions about my Ooma shares or need to change my mailing address?

A: You may contact our transfer agent, Computershare Trust Company, N.A., by telephone at 1-800-736-3001 (U.S.) or +1-781-575-3100 (outside the U.S.), by email at www.computershare.com/us/contact/ or by U.S. mail at 462 South 4th Street, Suite 1600, Louisville, KY, 40202, if you have questions about your Ooma shares or need to change your mailing address.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The following table sets forth, as of April 12, 2023, the names, ages and positions of our directors who will continue in office after the Annual Meeting:

Name	Age	Position	Director Since	Current Term Expires	Expiration of Term for which Nominated
Directors with Terms expiring at the Annual Meeting (Nominees)					
Susan Butenhoff	63	Director and Director Nominee(1)(2)	2016	2023	2026
Russ Mann	54	Director and Director Nominee(1)(3)	2009	2023	2026
Continuing Directors					
Andrew H. Galligan	66	Director(3)	2014	2024	
Judi A. Hand	61	Director(2)	2020	2024	
William D. Pearce	60	Director(1)	2013	2024	
Peter Goettner	59	Director (2)(3)	2013	2025	
Eric Stang	63	Director, President and Chief Executive Officer	2009	2025	
Jenny Yeh	49	Director, Vice President and General Counsel	2021	2025	

(1)   Member of Compensation Committee
(2)   Member of Nominating and Governance Committee
(3)   Member of Audit Committee

Nominees for Director

Susan Butenhoff has served on our Board of Directors since July 2016. Ms. Butenhoff served as Founder, President and CEO at Access Communications from its founding in 1991 to February 2018. Ms. Butenhoff has worked as a business consultant since March 2018. In 2008, she sold Access Communications to Ketchum Public Relations, one of the world's largest public relations firms and a member of Omnicom. From August 2014 to January 2017, Ms. Butenhoff also served as the Global Tech Director for Ketchum Public Relations. Ms. Butenhoff holds a Bachelor of Arts from University of Sussex, England and an MPhil in International Relations from the University of Cambridge.

The Board believes that Ms. Butenhoff's leadership and business experience qualify her to serve as a director of the Company. She possesses a proven track record of effectively assisting companies, including leading technology companies, with establishing brand recognition and consumer product power brands. She also brings vast experience in the public relations and communications arena.

Russ Mann has served on our Board of Directors since September 2009. From January 2019 to November 2022, he served as Chief Executive Officer and as a board member of WineBid, an online auction market for vintage wine. He was also an investor and Chairman of the Board of Directors of Demandstar, a B2B marketplace, from June 2018 to May 2022. From January 2017 until acquisition in November 2017 by Deltek, a Roper company, Mr. Mann was CEO of Onvia, then a publicly traded company providing B2G commerce intelligence and database information services to businesses. From May 2016 until January 2017, he was Chief Marketing Officer and SVP of Outerwall's EcoATM kiosk network as well as General Manager of Gazelle.com, a leader in the purchase and sale of used cell phones and electronics, until Outerwall's acquisition by Apollo Management Group. He was CMO of Nintex USA LLC, a mid-market workflow software and services company from November 2014 to November 2015. Mr. Mann was Chairman and Chief Executive Officer of Covario, Inc., an advertising technology and digital marketing agency from January 2006 to May 2014. Covario specialized in the online marketing of consumer

electronics and financial services and was acquired by Dentsu. Mr. Mann holds a B.A. in Asian Studies from Cornell University and an M.B.A. from Harvard Business School.

Our Board of Directors believes that Mr. Mann is qualified to serve as a member of our Board of Directors because of his extensive business experience, skills and acumen developed as a senior executive at companies operating in the technology industry, as well as his experience serving as the chairman of a board of directors.

Continuing Directors

Andrew H. Galligan has served on our Board of Directors since December 2014. Mr. Galligan is currently a private investor. From May 2010 to July 2020, Mr. Galligan served as Vice President of Finance and Chief Financial Officer of Nevro Corp., a medical device company. He served as our Vice President of Finance and Chief Financial Officer from February 2009 to May 2010, and as a consultant for our Company from September 2010 to December 2014. From 2007 to 2008, Mr. Galligan served as Vice President of Finance and CFO of Reliant Technologies, Inc., a medical device company (later acquired by Solta Medical, Inc.). Mr. Galligan has also held the top financial executive position at several other medical device companies and began his career in various financial positions at KPMG LLP and Raychem Corp. Mr. Galligan received a B.B.S. in Business and Finance from Trinity College, Dublin University (Ireland) and is also a Fellow of the Institute of Chartered Accountants in Ireland.

Our Board of Directors believes that Mr. Galligan's financial expertise, including his numerous years of experience as chief financial officer and financial consultant of publicly traded and privately held companies, brings financial and accounting knowledge to our Board and qualifies him to serve as one of our directors.

Judi A. Hand has served on our Board of Directors since June 2020. Since January 2017, Judi Hand is executive vice president and chief revenue officer of TTEC Holdings in Englewood, Colorado, a global customer experience technology and services company serving many of the world's most iconic and disruptive brands, with 62,700 employees on six continents. Ms. Hand also serves on the board of Sovrn, an online publisher technology platform, since February 2022. In addition, from April 2007 to December 2017, Ms. Hand was President and General Manager of TTEC Customer Growth Services, formerly Revana and Direct Alliance. With more than 25 years of sales and marketing experience, she has held senior positions at telecom industry leaders including AT&T, Northwestern Bell, US West and Qwest. From May 2014 to May 2017, Judi was an independent board member at Manitoba Telecom Services / Allstream. She holds an M.S. degree in management from Stanford University and a B.A. in communications and marketing from the University of Nebraska.

Our Board of Directors believes that Ms. Hand is qualified to serve as a director because of her extensive corporate experience. She also brings valuable expertise in corporate governance to our Board of Directors and nominating and corporate governance committee.

William D. Pearce has served on our Board of Directors since March 2013, and as our Lead Non-Management Director since June 2017. He is currently a member of the Board of Directors of Algonomy Software Private Limited (formerly RichRelevance, Inc.), a personalized shopping experience firm, a director of SpendGo, Inc., a marketing solutions company for restaurants and retailers, and Marketing Faculty at the Haas School of Business at the University of California, Berkeley. From 2012 to 2014, Mr. Pearce was Partner and Marketing Practice Director at The Partnering Group, a global consumer products and retail management consulting firm. From 2008 to 2011, he was Senior Vice President and Chief Marketing Officer at Del Monte Foods, Inc., a food production and distribution company. Mr. Pearce previously served as President and Chief Executive Officer of Foresight Medical Technology LLC, a medical devices company, from 2007 to 2008; Chief Marketing Officer at Taco Bell Corp., a fast food restaurant company and subsidiary of the firm Yum! Brands, Inc., from 2004 to 2007; and Vice President Marketing at Campbell Soup Company, a food manufacturer, from 2003 to 2004. Mr. Pearce holds a B.A. in Economics from Syracuse University and an M.B.A. from the S.C. Johnson Graduate School of Management, Cornell University.

Our Board of Directors believes that Mr. Pearce is qualified to serve as a director based on his prior experience as an executive at several publicly-traded companies and his considerable experience as a board member of several privately-held companies.

Peter J. Goettner has served on our Board of Directors since March 2013. Mr. Goettner has been the General Partner of Worldview Technology Partners, Inc., a venture capital firm, since June 2004. He has been the Founder and Chairman of Crosschq, Inc., an IT security company, since November 2017. Mr. Goettner was previously Founder and Chief Executive Officer of DigitalThink, Inc., an enterprise e-learning solutions company, for seven years. Mr. Goettner holds a B.S. in Computer Engineering from the University of Michigan and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Our Board of Directors believes that Mr. Goettner brings to our Board of Directors extensive experience in the technology industry and his service on a number of boards provides an important perspective on operations and corporate governance matters, and qualifies him to serve as one of our directors.

Eric B. Stang has served as our President and Chief Executive Officer and as a member of our Board of Directors since January 2009 and as Chairman of our Board of Directors since December 2014. He is currently a member of the Board of Directors of Rambus Inc., a technology licensing company, a member of the Board of Directors of Avalanche Technology, Inc., a memory technology company, and a member of the board of directors of UltraSense Systems, a touch sensor solutions company. Mr. Stang was previously a director of InvenSense, Inc., a MEMS semiconductor company, from 2014 to 2017, and Solta Medical, Inc., a medical aesthetics company, from 2008 to 2014. From 2006 to 2008, Mr. Stang was President and Chief Executive Officer and a member of the board of directors of Reliant Technologies, a developer of medical technologies for aesthetic applications. From 2001 to 2006, he was President and Chief Executive Officer of Lexar Media, Inc., a solid-state memory products company and currently a subsidiary of Micron Technology. Mr. Stang also served as Chairman of the Board of Directors of Lexar Media from 2004 to 2006. Mr. Stang holds an A.B. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Our Board of Directors believes that Mr. Stang is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, his extensive public and private company board experience, and his experience as an executive in the technology industry. Our Board of Directors also believes that he brings continuity to the Board of Directors.

Jenny C. Yeh has served on our Board of Directors since January 2021, and has been our Vice President and General Counsel since December 2018. Prior to joining us, she served as Senior Vice President and General Counsel from November 2017 to December 2018, and as Vice President and General Counsel from October 2015 to November 2017, of Sphere 3D Corp., an information technology company. From September 2011 to March 2015, Ms. Yeh served as Executive Counsel, Transactions and Finance, at General Electric Company, a global power, renewable energy, aviation, healthcare and finance company, where she was a senior legal advisor to GE Corporate business development group, supporting global corporate strategy and transactions across all GE industrial businesses worldwide. From 2007 to 2011, Ms. Yeh was a corporate partner at Baker & McKenzie LLP, where she advised clients in general corporate and securities matters, with a specialization in complex cross-border transactions. Ms. Yeh holds a Juris Doctorate from Georgetown University Law Center, and Bachelor of Arts degrees from the University of California at Berkeley.

Our Board of Directors believes that the extensive experience in the legal and technology industries Ms. Yeh brings to our Board of Directors qualifies her to serve as one of our directors. Our Board of Directors also believes that she brings an important perspective on risk management and compliance issues to the Board.

Executive Officers

The names of our executive officers, their ages as of April 12, 2023, and their positions are shown below.

Name	Age	Position
Eric B. Stang	63	President and Chief Executive Officer
James A. Gustke	61	Vice President of Marketing
Shig Hamamatsu	50	Chief Financial Officer
Namrata Sabharwal	52	Chief Accounting Officer
Jenny Yeh	49	Vice President and General Counsel

For information regarding Mr. Stang and Ms. Yeh, please refer to their respective biographies under "Continuing Directors," above.

James A. Gustke has served as our Vice President of Marketing since August 2010. Prior to joining us, he was an independent consultant from 2009 to 2010. From 2006 to 2008, Mr. Gustke served as Vice President of Marketing for Intuit Inc., a financial software company and from 2001 to 2006, Mr. Gustke worked at Lexar Media, where he was responsible for business unit management, global branding and product marketing. He also served as the founding Vice President of Marketing for Ofoto, an online photography service, which was acquired by Eastman Kodak in 2001. He joined America Online in 1996 as the marketing leader for GNN, the company's first internet service provider, and was previously a marketing manager at Polaroid. Mr. Gustke holds a B.S. in Business from Arizona State University.

Shig Hamamatsu has served as our Chief Financial Officer since September 2021. Prior to joining us, he worked for Accuray Incorporated, a publicly traded medical device company ("Accuray"), where he served as Chief Financial Officer from November 2018 to September 2021, as Interim Chief Financial Officer from October 2018 to November 2018 and as Vice President, Finance and Chief Accounting Officer from September 2017 to September 2018. Prior to joining Accuray, Mr. Hamamatsu served as VP, Corporate Controller at Cepheid, a publicly traded molecular diagnostics company that was acquired by Danaher Corporation, from November 2015 to May 2017. From June 2014 to November 2015, he served as VP, Finance and Corporate Controller at Cypress Semiconductor Corporation, a publicly traded global semiconductor manufacturer. From May 2012 until May 2014, Mr. Hamamatsu served as VP, Finance at RPX Corporation, a publicly traded patent risk management solutions provider. Mr. Hamamatsu began his career as an auditor at PricewaterhouseCoopers LLP. Mr. Hamamatsu holds a B.A. Business Administration, concentration in accounting, from the University of Washington. He is a certified public accountant in the state of California (inactive).

Ms. Sabharwal has been our Chief Accounting Officer since June 2022. Prior to that, Ms. Sabharwal served as our Vice President, Corporate Controller since May 2016, during which time she also served as our interim Chief Financial Officer from June 2021 to September 2021. From March 2015 to May 2016, she served as our Director of SEC Reporting & SOX. Prior to joining us, Ms. Sabharwal served as Assistant Controller and Senior Director of Finance at Gigamon Inc. from July 2012 to March 2015. Ms. Sabharwal started her career with Deloitte & Touche LLP as a certified public accountant. She holds a Bachelor of Commerce degree in accounting and finance from Mumbai University, India.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our Board of Directors. The authorized number of directors is fixed by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. The current authorized number of directors constituting our entire Board is nine. Our Board of Directors currently consists of eight directors, six of whom qualify as "independent" under the New York Stock Exchange listing standards.

Except as otherwise provided by law, vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third subsequent annual meeting of stockholders.

Our Board currently consists of eight directors. In addition, Mr. Pearce was appointed as Lead Non-Management Director for another one-year term, effective immediately following the 2023 annual meeting and continuing until the 2024 annual meeting.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our Board of Directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

- Class I directors are Ms. Yeh and Messrs. Goettner and Stang, and their current terms will expire at the annual meeting of stockholders to be held in 2025;

- Class II directors are Ms. Butenhoff and Mr. Mann, whose current terms will expire at the Annual Meeting, and they are standing for election at this Annual Meeting for terms that will expire at the annual meeting of stockholders to be held in 2026; and

- Class III directors are Ms. Hand and Messrs. Galligan and Pearce, and their current terms will expire at the annual meeting of stockholders to be held in 2024.

The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our outstanding voting stock. Directors may not be removed by our stockholders without cause.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board Meetings and Director Communications

During fiscal 2023, the Board of Directors held six meetings and each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of the Board of Directors on which he or she served during the periods that he or she served. Directors are also encouraged to attend annual meetings of the stockholders of the Company. All of our then-continuing directors attended the 2022 annual meeting of stockholders.

Stockholders and other interested parties may communicate with the non-management members of the Board of Directors by mail sent to the Company's principal executive offices addressed to the intended recipient and care of our Corporate Secretary. Our Corporate Secretary will review all incoming stockholder communications and route such communications as appropriate to member(s) of the Board of Directors (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material). For a more detailed description of stockholder communications see "Communications With Our Board of Directors."

Director Independence

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors determined that none of Messrs. Galligan, Goettner, Mann, and Pearce, and Mses. Butenhoff and Hand has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange (the "Applicable Rules"). The Board determined that Mr. Stang and Ms. Yeh are not "independent" as that term is defined under the Applicable Rules. In making these determinations, our Board of Directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director or affiliated entities, and the transactions involving them described under "Certain Relationships and Related Party Transactions." The Board of Directors also determined that each director other than Mr. Stang and Ms. Yeh is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director.

Board Committees

Our Board of Directors currently has an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our Board of Directors are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our audit committee is comprised of Messrs. Galligan, Goettner and Mann, with Mr. Galligan serving as our audit committee chairperson. The composition of our audit committee meets the requirements for independence of audit committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the current listing standards. In addition, our Board of Directors has determined that Mr. Galligan is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). During fiscal 2023, the audit committee held eight meetings. The responsibilities of our audit committee include, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

- establishing policies and procedures for the receipt and retention of accounting related complaints and concerns, including a confidential, anonymous mechanism for the submission of concerns by employees;

- periodically reviewing legal compliance matters, including securities trading policies, periodically reviewing significant accounting and other financial risks or exposures to our Company;

- establishing policies for the hiring of employees and former employees of the independent registered public accounting firm;

- considering the adequacy of our internal accounting controls and audit procedures;

- reviewing our policies on risk assessment and risk management;

- approving all audit and non-audit services other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

- reviewing the audit committee report required by SEC rules to be included in our annual proxy statement.

Our audit committee was established in accordance with, and operates under a written charter that satisfies, the applicable rules of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our audit committee is available on the Investors section of our website at https://investors.ooma.com/governance/governance-documents/.

Compensation Committee

Our compensation committee is comprised of Messrs. Mann and Pearce, and Ms. Butenhoff. Mr. Pearce serves as our compensation committee chairperson. Each member of our compensation committee meets the requirements for independence for compensation committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. During fiscal 2023, the compensation committee held five meetings. The responsibilities of our compensation committee include, among other things:

- overseeing our overall compensation philosophy, compensation plans and benefits programs;

- reviewing, approving and determining, or making recommendations to our Board of Directors regarding, the compensation and benefits provided to our Chief Executive Officer and other executive officers;

- administering our stock and equity incentive plans;

- reviewing and approving or making recommendations to our Board of Directors regarding incentive compensation and equity plans; and

- establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee also periodically reviews and make recommendations to our Board of Directors as to compensation for the non-employee members of our Board of Directors.

Our compensation committee has the authority to select, engage, compensate and terminate compensation consultants, legal counsel and such other advisors as it deems necessary and advisable to assist the compensation committee in carrying out its responsibilities and functions as set forth herein. In fiscal 2023, our compensation committee retained the services of Compensia, Inc., an independent compensation consulting firm, to provide advice and recommendations on competitive market practices and specific compensation decisions for our executive officers and non-employee directors. Compensia provided no other services to the Company in fiscal year 2023.

Our compensation committee was established in accordance with, and operates under a written charter that satisfies, the applicable rules of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our compensation committee is available on the Investors section of our website at https://investors.ooma.com/governance/governance-documents/.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Mses. Butenhoff and Hand, and Mr. Goettner. Ms. Butenhoff serves as our nominating and governance committee chairperson. The composition of our nominating and governance committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. The nominating and governance committee held four meetings in fiscal 2023. The responsibilities of our nominating and governance committee include, among other things:

- identifying, evaluating and selecting, or making recommendations to our board of directors regarding nominees for election or our Board of Directors and its committees;

- considering and making recommendations to our board of directors regarding the composition of our Board and Directors and its committees;

- reviewing proposed waivers of the code of ethics and business conduct;

- reviewing, jointly with the compensation committee, succession planning for our chief executive officer and other executive officers and evaluating potential successors;

- reviewing and assessing the adequacy of our corporate governance guidelines and recommending any proposed changes to our Board of Directors;

- evaluating the performance of our Board of Directors and of individual directors; and

- reviewing and overseeing the management of our strategy, initiatives, risks, opportunities and related reporting with respect to significant environmental, social and governance matters (other than human capital management matters which are overseen by the compensation committee).

Our nominating and governance committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our nominating and governance committee and our corporate governance guidelines is available on the Investors section of our website at https://investors.ooma.com/governance/governance-documents/.

Committee Membership

Our Board has established three standing committees: the audit committee, the compensation committee, and the nominating and governance committee.

Audit Committee	Compensation Committee	Nominating and Governance Committee
Andrew H. Galligan (chair)	William D. Pearce (chair)	Susan Butenhoff (chair)
Peter J. Goettner	Susan Butenhoff	Peter J. Goettner
Russ Mann	Russ Mann	Judi Hand

Nominations Process and Director Qualifications

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of our nominating and governance committee in accordance with its charter, our amended and restated certificate of incorporation and amended and restated bylaws, our corporate governance guidelines and the considerations described below regarding the evaluation of director nominees. In recommending candidates for nomination, our nominating and governance committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates.

Additional information regarding the process for properly submitting stockholder nominations for candidates for nomination to our Board of Directors is set forth above under "Requirements for Stockholder Proposals to be considered for inclusion in our proxy materials for our 2024 Annual Meeting" and "Requirements for Stockholder Proposals to be presented at our 2024 Annual Meeting."

Considerations in Evaluating Director Nominees

Our nominating and governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, our nominating and governance committee will consider the current size and composition of our Board of Directors and the needs of our Board of Directors and the respective committees of our Board of Directors. In evaluating the suitability of individual candidates, our nominating and governance committee may take into account many factors, including, without limitation, diversity of personal and professional background, perspective and experience; personal and professional integrity, ethics and values; experience in corporate management, operations or finance; experience relevant to the Company's industry and with relevant social policy concerns; experience as a board member or executive officer of another publicly held company; relevant academic expertise or other proficiency in an area of the Company's operations; practical and mature business judgment; any statutory or listing requirements and any other relevant qualifications, attributes or skills. Members of our Board of Directors are expected to prepare for, attend, and participate in all Board of Directors and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our nominating and governance committee may also consider such other factors as it may deem desirable, from time to time, and are in our and our stockholders' best interests.

The policy of our nominating and governance committee is to consider properly submitted stockholder recommendations for candidates for membership on the Board. In evaluating such recommendations, the nominating and governance committee will address the membership criteria set forth above.

Although our Board of Directors does not maintain a specific policy with respect to board diversity, our Board of Directors believes that our Board of Directors should be a diverse body, and our nominating and governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, our nominating and governance committee may take into account the benefits of diverse viewpoints. Our nominating and governance committee also considers these and other factors as it oversees the annual Board of Directors and committee evaluations. After completing its review and evaluation of director candidates, our nominating and governance committee recommends to our full Board of Directors the director nominees for selection.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours, and no member of our compensation committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers currently serve, or have served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that is applicable to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. A copy of our Code of Ethics and Business Conduct is available in the Investors section of our website at https://investors.ooma.com/governance/governance-documents/.

Board Leadership Structure

We believe that the structure of our Board of Directors and its committees provides strong overall management of our Company. Eric Stang is the Chairman of our Board of Directors and our President and Chief Executive Officer, and consequently Mr. Stang is not independent under the listing standards of the New York Stock Exchange as a result of his employment with us. Our Board of Directors believes that Mr. Stang is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Accordingly, our Board of Directors has determined that the combined role of Chairman and Chief Executive Officer is the best leadership structure for us at the current time and is in the best interests of our Board of Directors, our Company and our stockholders as it promotes the efficient and effective development and execution of our corporate strategy and facilitates information flow between management and our Board of Directors.

Our corporate governance guidelines provide that if our Chairman is not independent, the Board of Directors will designate a lead director. The Board of Directors determined that it would be beneficial to have a lead director to, among other things, preside over executive sessions of the independent directors, which provides the Board of Directors with the benefit of having the perspective of independent directors. The role of the lead director is described further below.

As our Chief Executive Officer, Mr. Stang is responsible for setting the strategic direction of our Company, the general management and operation of the business and the guidance and oversight of senior management. And as the Chairman of our Board of Directors, he also monitors the content, quality and timeliness of information sent to our Board of Directors.

Lead Non-Management Director

Our Board of Directors has appointed William D. Pearce to serve as our lead non-management director. As lead non-management director, Mr. Pearce presides over periodic meetings of our independent directors, serves as a liaison between our Chairman and our independent directors and performs such additional duties as our Board of Directors may otherwise determine and delegate.

Board's Role in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our compensation committee reviews and discusses the risks arising from our compensation

philosophy and practices applicable to all employees that are reasonably likely to have a materially adverse effect on us. All of our standing committees report to the Board of Directors on a periodic basis.

Information Security

We are heavily reliant on our technology and infrastructure to provide our products and services to our customers. As a result, we have developed an information security program (referred to as our InfoSec Program) to enhance our network security measures, identify and mitigate information security risks, and protect and preserve the confidentiality, integrity, and continued availability of our own critical information as well as that of our customers and suppliers that is in our care. Our InfoSec Program includes development, implementation, and continual improvement of policies and procedures to safeguard information and ensure availability of critical data and systems. Our InfoSec Program further includes using third-party software to help us identify potential weaknesses and to conduct periodic network access penetration testing on a regular basis. For instance, during the periods between May 2021 to June 2021 and January 2022 to February 2022, and in July 2022, an independent third party performed penetration testing of our external and internal networks, respectively, which revealed no significant weaknesses. In addition, in accordance with our InfoSec Program, we actively monitor known threats that could affect our products and services and we work with our suppliers to provide us with real-time reports of threats or vulnerabilities that may affect our enterprise-wide systems. Our InfoSec Program also includes a cyber incident response plan that provides controls and procedures for timely and accurate reporting of any material cybersecurity incident.

Management reports security instances to the Board as they occur, if material, and provides a summary multiple times per year to the full Board of Directors about periodic assessment of our internal response preparedness, and assessments led by outside advisors. We carry insurance intended to defray potential losses arising from a cybersecurity incident. We have not experienced any material information security breaches or incurred any material expenditures related to any information security breaches in the last three years. To date, we have not paid any penalties or settlements in connection with any information security breaches.

Outside Director Compensation

The following table summarizes compensation paid to our non-employee directors during the fiscal year ended January 31, 2023.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)(4)	Total ($)
Susan Butenhoff	51,500	159,651	211,151
Andrew H. Galligan	57,500	159,651	217,151
Peter J. Goettner	51,500	159,651	211,151
Judi A. Hand	41,500	159,651	201,151
Russ Mann	53,500	159,651	213,151
William D. Pearce	64,500	159,651	224,151

(1) The amount reported represents the fees earned for service on the Board of Directors and committees of the Board of Directors during fiscal 2023.

(2) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of stock awards granted to our non-employee directors during fiscal 2023, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for restricted stock units is measured based on the closing price of the Company's common stock on the date of grant. See Note 2 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2023 titled "Significant Accounting Policies."

(3) As of January 31, 2023, each non-employee director held 11,355 unvested restricted stock units.

(4) As of January 31, 2023, the number of shares underlying stock options (all of which were fully vested and exercisable) held by each non-employee director was: Ms. Butenhoff (0); Mr. Galligan (35,000); Mr. Goettner (10,000); Ms. Hand (0), Mr. Mann (0); and Mr. Pearce (0).

Directors who are also our employees receive no additional compensation for their service as a director. During the fiscal year ended January 31, 2023, two current directors, Mr. Stang, our President, Chief Executive Officer and Chairman of the Board, and Ms. Yeh, our Vice President and General Counsel, were employees. Their compensation is discussed in "Executive Compensation."

Our compensation committee, having been advised by Compensia and taking into account the fact that the level of non-employee director compensation had not changed since June 2015, recommended modifications to compensation for non-employee directors. In December 2021, our Board of Directors approved effective as of the beginning of fiscal 2023 that the annual cash retainer be increased from $30,000 to $40,000 and the annual equity grant for non-employee directors be increased from a fair value of $125,000 to $150,000 to maintain the competitive positioning of overall director compensation relative to the market. There were no other significant changes to the terms of the compensation for non-employee directors.

Cash Compensation

For fiscal 2023, each of our non-employee directors is entitled to an annual cash retainer of $40,000 for serving on our Board of Directors. The retainer is payable in arrears in equal quarterly installments, subject to such director's continued service on the last day of the preceding quarter and prorated as necessary to reflect service commencement during the quarter.

The chairpersons and non-chair members of the three standing committees of our Board of Directors will be entitled to the following additional annual cash fees (payable in arrears in equal quarterly installments, subject to such director's continued service on the last day of the preceding quarter and prorated as necessary to reflect service commencement during the quarter):

Board Committee	Chairperson Fee ($)	Non-Chair Member Fee ($)
Audit Committee	20,000	10,000
Compensation Committee	12,000	6,000
Nominating and Governance Committee	8,000	4,000

In addition, our lead director is entitled to an additional $15,000 annual cash fee, payable in arrears in equal quarterly installments, subject to such director's continued service on the last day of the preceding quarter and prorated as necessary to reflect service commencement during the quarter.

Our non-employee directors are also reimbursed for travel, lodging and other reasonable expenses incurred in connection with their attendance at Board of Directors or committee meetings.

Equity Compensation

Annual Restricted Stock Unit Grant. Each non-employee director is entitled to an annual grant of restricted stock units ("RSUs"), serving as members of our Board of Directors on the date of each annual meeting, equal to $150,000 divided by the average closing price of our common stock on the New York Stock Exchange over the 30 trading days preceding the grant. These restricted stock units will vest on the date of the subsequent annual meeting, subject to the director's continued service through the vesting date.

Director Stock Ownership Guidelines. Upon consultation with Compensia, in fiscal 2021 our compensation committee approved, and the Company adopted, stock ownership guidelines for its non-employee directors. Directors are required to hold an equivalent value of Ooma common stock (or qualifying equity holdings) equal to three times a director's annual cash retainer. Shares that count toward meeting the stock ownership guidelines include shares owned outright, restricted stock and RSUs, stock purchase plan holdings and shares owned directly by the director's immediate family members and/or trust. Directors have the later of five years from appointment of the Board of Directors or the date of the policy adoption to acquire and hold the pre-determined level of shares. As of January 31, 2023, all of our directors had reached the stated ownership requirements for fiscal year 2023.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires directors, certain officers and ten percent stockholders to file reports of ownership and changes in ownership with the SEC. Based upon a review of filings with the SEC and/or written representations that no other reports were required, we believe that all reports for the Company's officers and directors that were required to be filed under Section 16 of the Exchange Act were timely filed for 2022, with the exception of the following report that was filed late due to a clerical error: Ms. Sabharwal's Form 3 filed on June 17, 2022 to report her initial beneficial ownership.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 12, 2023 by:

(1) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

(2) each of our named executive officers;

(3) each of our directors; and

(4) all executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. To our knowledge, no person or entity except as set forth below, is the beneficial owner of more than 5% of the voting power of our common stock as of the close of business on April 12, 2023.

Under SEC rules, the calculation of the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person includes both outstanding shares of our common stock then owned as well as any shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 12, 2023. Shares subject to those options for a particular person are not included as outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 25,319,460 shares of our common stock outstanding as of April 12, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California 94085.

Name of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Restricted Stock Units Vesting within 60 days	Number of Shares Beneficially Owned	Percentage Ownership
5% Stockholders					
Entities affiliated with Blackrock, Inc.(1)	3,025,515	—	—	3,025,515	11.95%
Trigran Investments, Inc.(2)	3,252,014	—	—	1,796,700	7.10%
AWM Investment Company, Inc.(3)	1,409,948	—	—	1,409,948	5.57%
Named Executive Officers and Directors					
Eric B. Stang(4)	1,001,137	408,438	38,125	1,447,700	5.62%
James A. Gustke(5)	106,513	39,550	5,438	151,501	*
Shig Hamamatsu(6)	19,917	—	6,813	26,730	*
Namrata Sabharwal(7)	16,713	6,688	2,126	25,527	*
Jenny Yeh(8)	31,056	4,363	6,188	41,607	*
Susan Butenhoff(9)	65,273	—	11,355	76,628	*
Andrew H. Galligan(10)	178,933	35,000	11,355	225,288	*
Peter J. Goettner(11)	99,888	10,000	11,355	121,243	*
Judi Hand(12)	17,949	—	11,355	29,304	*
Russell Mann(13)	61,839	—	11,355	73,194	*
William D. Pearce(14)	129,330	—	11,355	129,330	*
All executive officers and directors as a group (11 persons)	1,728,548	504,039	126,820	2,348,052	9.05%

* Represents less than 1% of the total shares.

(1) Based on information set forth in a Schedule 13G/A filed with the SEC on January 23, 2023. The Reporting Person, Blackrock, Inc., a publicly traded Delaware corporation, has sole voting power over 2,817,825 shares of common stock of the Company and sole dispositive power over 3,025,515 shares of common stock of the Company. The address of the Reporting Person is 55 East 52nd Street, New York, NY 10055.

<table>
<tr><td>(2)</td><td>Based on information set forth in a Schedule 13G/A filed with the SEC on February 10, 2023. The Reporting Person, Trigran Investments, Inc., an Illinois corporation, has shared voting power over 3,092,088 shares of common stock of the Company and shared dispositive power over 3,252,014 shares of common stock of the Company, shared with Douglas Granat, Lawrence A. Oberman, Steven G. Simon, Bradley F. Simon and Steven R. Monieson, the controlling shareholders and officers of Trigran Investments, Inc. The address of the Reporting Person and each of the listed controlling shareholders and officers is 630 Dundee Road, Suite 230, Northbrook, IL 60062.</td></tr>
<tr><td>(3)</td><td>Based on information set forth in a Schedule 13G filed with the SEC on February 14, 2023. The Reporting Person, AWM Investment Company, Inc., a Delaware corporation ("AWM"), is the investment adviser to Special Situations Cayman Fund, L.P. ("CAYMAN"), Special Situations Fund III QP, L.P. ("SSFQP"), Special Situations Private Equity Fund, L.P. ("SSPE"), Special Situations Technology Fund, L.P. ("TECH") and Special Situations Technology Fund II, L.P. ("TECH II") (CAYMAN, SSFQP, SSPE, TECH and TECH II will hereafter be referred to as the "Funds"). As the investment adviser to the Funds, AWM holds sole voting and dispositive power over 180,436 shares of common stock of the Company held by CAYMAN, 583,087 shares of common stock of the Company held by SSFQP, 128,782 shares of common stock of the Company held by SSPE, 63,496 shares of common stock of the Company held by TECH and 454,147 shares of common stock of the Company held by TECH II. The address of the Reporting Person is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.</td></tr>
<tr><td>(4)</td><td>Consists of (i) 1,001,137 shares of restricted stock held by Mr. Stang, all of which are vested as of April 12, 2023, and held by the Eric Stang & Pamela Stang TR UA 09/02/2004 Stang Family Trust, (ii) 408,438 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 12, 2023, all of which were fully vested as of such date, and (iii) 38,125 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(5)</td><td>Consists of (i) 106,513 shares of restricted stock held by Mr. Gustke, all of which are vested as of April 12, 2023, (ii) 39,550 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 12, 2023, all of which were fully vested as of such date, and (iii) 5,438 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(6)</td><td>Consists of (i) 19,917 shares of restricted stock held by Mr. Hamamatsu, all of which are vested as of April 12, 2023, and (ii) 6,813 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(7)</td><td>Consists of (i) 16,713 shares of restricted stock held by Ms. Sabharwal, all of which are vested as of April 12, 2023, (ii) 6,688 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 12, 2023, all of which were fully vested as of such date, and (iii) 2,126 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(8)</td><td>Consists of (i) 31,056 shares of restricted stock held by Ms. Yeh, all of which are vested as of April 12, 2023, (ii) 4,363 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 12, 2023, all of which were fully vested as of such date, and (iii) 6,188 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(9)</td><td>Consists of (i) 65,273 shares of restricted stock held by Ms. Butenhoff, all of which are vested as of April 12, 2023; and (ii); 11,355 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(10)</td><td>Consists of (i) 178,933 shares of restricted stock held by Mr. Galligan, all of which are vested as of April 12, 2023, (ii) 35,000 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 12, 2023, all of which were fully vested as of such date, and (iii) 11,355 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(11)</td><td>Consists of (i) 99,888 shares of restricted stock held by Mr. Goettner, all of which are vested as of April 12, 2023; (ii) 10,000 shares of our common stock issuable pursuant to outstanding stock options exercisable within 60 days of April 12, 2023, all of which were fully vested as of such date, and (iii) 11,355 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(12)</td><td>Consists of (i) 17,949 shares of restricted stock held by Ms. Hand, all of which are vested as of April; 12, 2023; and (ii) 11,355 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(13)</td><td>Consists of (i) 61,839 shares of restricted stock held by Mr. Mann, all of which are vested as of April 12, 2023; and (ii) 11,355 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
<tr><td>(14)</td><td>Consists of (i) 129,330 shares of restricted stock held by Mr. Pearce, all of which are vested as of April 12, 2023, and (ii) 11,355 shares of our common stock issuable upon vesting of restricted stock units within 60 days of April 12, 2023.</td></tr>
</table>

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material elements of our executive compensation program for our executive officers during the fiscal year ended January 31, 2023 for the following "named executive officers," whose compensation is set forth in the Summary Compensation Table and other compensation tables contained in this proxy statement:

We had five executive officers as of January 31, 2023. Our named executive officers for fiscal 2023, which consist of our principal executive officer ("PEO"), our principal financial officer and our other three executive officers, are:

- Eric B. Stang, our President and Chief Executive Officer;

- Shig Hamamatsu, our Chief Financial Officer;

- Namrata Sabharwal, our Chief Accounting Officer;

- Jenny Yeh, our Vice President and General Counsel; and

- James Gustke, our Vice President of Marketing.

This section also discusses our executive compensation philosophy, objectives and design; how and why our compensation committee arrived at the specific compensation policies and decisions during fiscal 2023; the role of Compensia, Inc., our compensation committee's independent compensation consulting firm; and the peer group used in evaluating executive compensation.

Executive Summary

We provide leading communications services and related technologies that bring unique features, ease of use, and affordability to businesses of all sizes and residential customers through our smart software-as-a-service and unified communications platforms. For businesses, we deliver advanced voice and collaboration features, including messaging, intelligent virtual attendants, and video conferencing to help them run more efficiently. For consumers, our residential phone service provides PureVoice high-definition voice quality, advanced functionality, and integration with mobile devices.

Fiscal Year. The Company's fiscal year ends on January 31. References to "fiscal 2023" and "fiscal 2022" refer to the fiscal years ended January 31, 2023, and January 31, 2022, respectively.

Full Year Fiscal 2023 Financial Highlights

- **Revenue**: Total revenue was $216.2 million, up 12% year-over-year. Subscription and services revenue increased to $199.1 million and was 92% of total revenue, primarily driven by the growth of Ooma Business and our acquisition of Junction Networks, Inc in July 2022 (the "OnSIP Acquisition").

- **Net Income/Loss**: GAAP net loss was $3.7 million, compared to GAAP net loss of $1.8 million, in fiscal 2022. Non-GAAP net income was $13.6 million, compared to non-GAAP net income of $12.6 million.

- **Adjusted EBITDA**: Adjusted EBITDA was $17.4 million, compared to $15.6 million in fiscal 2022.

Fiscal 2023 Compensation Highlights

In fiscal 2023, our compensation committee evaluated executive officer compensation, including cash and equity compensation, and largely maintained the same executive compensation program it implemented in fiscal 2022.

In fiscal 2023, the key highlights of our executive compensation program included:

- Compensation Peer Group. We utilized a compensation peer group to ensure our executive compensation is comparable and competitive relative to similar companies.

- Base Salary and Bonus Targets. We increased base salaries for Messrs. Gustke and Hamamatsu and Ms. Yeh and the target bonuses for Mr. Hamamatsu and Ms. Yeh increased as a percentage of total base salary.

- Equity Awards. We granted stock options to Mr. Stang and restricted stock unit (RSU) awards to each of our named executive officers, with four-year vesting schedules to help ensure that equity awards would deliver compensation and retention value closer to that provided by companies in our compensation peer group.

- Bonuses Paid Based on Corporate Performance. We exceeded our corporate revenue and EBITDA targets. However, our compensation committee used its negative discretion to reduce bonus payouts to a lower amount than would have been paid pursuant to the pre-established formula under the fiscal 2023 bonus plan (the "Bonus Plan") to adjust for the favorable impact of the OnSIP Acquisition on achievement of our corporate revenue and EBITDA targets.

Stockholder Advisory Vote on Executive Compensation

At our 2022 annual meeting of stockholders, we held a non-binding advisory vote on the compensation of our named executive officers (a "Say-on-Pay vote"). Our stockholders approved the fiscal 2022 compensation of our named executive officers, with over 95% of the votes cast in favor of our fiscal 2022 compensation program. By the time this vote was conducted, many of the decisions relating to the compensation of our named executive officers for fiscal 2023 had already been made.

Our compensation committee has considered and intends to continue to consider the results of the annual Say-on-Pay vote, as the results reflect our overall compensation philosophy and policies and in making future compensation decisions relating to our executive officers.

Compensation Philosophy and Objectives

We design our executive compensation program to achieve the following objectives:

- attract, motivate and retain executive officers of outstanding ability and potential;
- motivate and reward behavior consistent with our corporate performance objectives; and
- ensure that compensation is meaningfully tied to the creation of stockholder value.

We believe that our executive compensation program should include short-term and long-term elements and should reward consistent performance that meets or exceeds expectations. We evaluate both performance and compensation to ensure that the compensation provided to our executive officers remains competitive relative to compensation paid by similar companies operating in the technology industry, in particular comparable companies, taking into account the role and performance of the individual executive and the performance and strategic objectives of Ooma.

Compensation Design

The compensation arrangements for our executive officers consist of base salary, performance-based cash bonuses, equity awards, and broad-based welfare and health benefit programs. While we offer cash compensation in the form of base salaries and annual cash bonuses, we intend equity compensation to be the central component of our executive compensation program.

We emphasize the use of equity to provide incentives for our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. Historically, we have provided equity compensation in the form of stock options and time-based RSU awards that typically vest over multi-year periods. We believe that stock options and RSU awards can align the interests of executive officers with our stockholders and drive a longer-term focus through a multi-year vesting schedule, while managing dilution to existing investors and providing greater transparency and predictability to our executive officers with respect to the value of their compensation.

Our compensation committee reviews our executive compensation program at least annually. As part of this review process, our compensation committee applies the objectives described above within the context of our overall compensation philosophy while simultaneously considering the compensation levels needed to ensure our executive compensation program remains competitive. Our compensation committee also evaluates whether we are meeting our retention objectives and the potential cost of replacing key executive officers.

During fiscal 2023, our executive compensation program was designed to emphasize "at risk" or performance-based pay, as reflected in the sum of on-target performance-based cash bonuses plus grant date value of long-term equity awards as a percentage of the value of total on-target compensation (i.e., the sum of annual base salary, annual cash incentive value and grant date value of long-term, equity incentive awards). Our compensation committee targeted total on-target compensation and each of its components with reference to 50th percentiles of the peer group in connection with its annual review. Given the highly competitive talent market, we strive to offer a compensation program that will attract and retain a talented workforce, while taking into consideration the compensation practices of peer companies based on an objective set of criteria.

The following table presents total on-target compensation and the on-target value of each of these components for fiscal 2023. For more detail regarding our compensation committee's decisions, see the narrative under "Elements of Our Executive Compensation Program" below.

| Name | On-Target Compensation* | | | |
	Base Salary ($)(1)	Cash Incentive Awards ($)(1)	Equity Incentive Awards ($)	Total ($)
Eric Stang	550,000	550,000	3,769,900	4,869,900
Shig Hamamatsu	410,000	290,000	584,150	1,284,150
Namrata Sabharwal(2)	265,000	66,250	183,590	514,840
Jenny Yeh	350,000	170,000	584,150	1,104,150
James Gustke	320,000	160,000	584,150	1,064,150

_____

* These amounts are not a substitute for the amounts disclosed in the Summary Compensation Table, which are disclosed in accordance with SEC rules.

(1)   Amounts for base salary and cash incentive award represent annualized pay package for fiscal 2023, effective as of May 1, 2022 or, in the case of Ms. Yeh, February 1, 2022.

(2)   Ms. Sabharwal was promoted to Chief Accounting Officer in June 2022. Amounts for base salary and cash incentive award represent her annualized pay package for fiscal 2023,
         which was not adjusted as a result of her promotion to an executive officer.

Our compensation committee believes that the allocation between salary and cash incentive compensation reflected above encouraged our executive officers to take appropriate risks aimed at improving our Company's financial success and creating long-term stockholder value helped align our executive officers' short-term cash incentives with the competitive practices of our peer group, and did not promote inappropriate risk taking. The amount and type of equity awards approved for fiscal 2023 reflected our compensation committee's desire to motivate the executive officers' performance and manage our burn rate and stockholder dilution.

From time to time, special business conditions such as the recognition for exceptional contribution may warrant additional compensation to retain or motivate executive officers. In these situations, we consider our business needs and the potential costs and benefits of special rewards.

Processes and Procedures for Compensation Decisions

Our compensation committee is responsible for the executive compensation programs for our executive officers and reports to the Board of Directors on its discussions, decisions and other actions. Our compensation committee has retained Compensia Inc. ("Compensia"), an independent compensation consulting firm, to provide advice and ongoing recommendations on competitive market practices and specific compensation decisions for our executive officers and non-employee directors. As our compensation committee requested and to assist our compensation committee as it made decisions with respect to compensation matters, as explained below, Compensia provided certain qualitative and quantitative information regarding compensatory practices in the market for executive talent, analyzed the existing compensation arrangements of our executives, and was available to our compensation committee to provide technical and other information it requested in connection with performing its function throughout fiscal 2023. Compensia provided no other services to the Company in fiscal 2023. Compensia provided no other services to the Company in fiscal 2023.

Historically, our Chief Executive Officer consults with our compensation committee regarding the performance of the executive officers; at the direction of our compensation committee, works with Compensia to implement its directions regarding compensation program designs; makes recommendations to our compensation committee; often attends compensation committee meetings; and is involved in the determination of compensation for the respective executive officers (other than himself), but he does not attend the portions of compensation committee meetings at which his own compensation is discussed and determined. Our Chief Executive Officer makes recommendations to our compensation committee regarding short- and long-term compensation for all executive officers (other than himself) based on our overall results as well as our corporate targets, an individual executive officer's contribution toward these results, performance toward individual goal achievement and external market compensation data. Our compensation committee then reviews these recommendations and other data, including corporate performance compared to the annual financial plan (as discussed in further detail below) and input from Compensia, and makes decisions as to each item of total compensation, and the total compensation, for each executive officer, as well as each individual compensation component. Our compensation committee consults with the independent members of the Board of Directors regarding compensation for our Chief Executive Officer. The independent members of the Board of Directors evaluate the Chief Executive Officer's performance, and our compensation committee then reviews and makes the final decisions regarding executive compensation for our Chief Executive Officer. As noted above, our compensation committee is authorized to select, engage, compensate and terminate compensation consultants, legal counsel, and such other advisors, as it sees fit, to assist in carrying out their responsibilities and functions, including the oversight of our overall compensation philosophy, compensation plans and benefits programs and our executive compensation programs and related policies.

Compensation Peer Group

Our compensation committee reviews our peer group on an annual basis, with input from Compensia, and the group may be adjusted from time to time based on, among other input, a comparison of revenues, market capitalization, industry and peer group performance and merger and acquisition activity. In fiscal 2022, our compensation committee adjusted our peer group for fiscal 2023 based in part on input from Compensia and after taking into consideration what is appropriate for our Company, stockholders and management team. For fiscal 2023, our compensation committee established a compensation peer group designed to reflect companies that are generally in the telecommunication services and enterprise software sectors, with similar revenues, revenue growth and market capitalization. After considering analysis and data provided by Compensia, this compensation peer group was generally selected based on companies with revenues of 0.33 to 3.0 times our annual revenues, as well as a market capitalization of 0.25 to 4.0 times our market capitalization. Based on the above criteria, our compensation committee, with input from Compensia determined that it was appropriate to add Arlo Technologies, Inc., Gooo, Inc., LivePerson, Inc., LiveVox Holdings, Inc. Model N, Inc., ON24, Inc., Vocera Communications, Inc. and Yext, Inc., which have financial characteristics that are similar to Ooma, and remove Five9, Inc. and RingCentral, Inc., due to misalignment with selection criteria. Additionally, the following companies were removed from the

compensation peer group as result of merger and acquisition activity or for other reasons: Boingo Wireless, Inc., Carbon Black, Inc., Carbonite, Inc., MobileIron, Inc., Pareteum Corporation and Synacor, Inc.

The peer group for fiscal 2023 used to inform our compensation committee of pay decisions and practices consisted of the following companies:

- 8x8
- Arlo Technologies
- Bandwidth
- Brightcove
- ChannelAdvisor
- DZS
- Domo
- Gogo
- LivePerson

- LiveVox Holdings
- Model N
- ON24
- ORBCOMM
- Spok Holdings
- Vocera Communications
- Vonage Holdings
- Yext

In addition to the peer group, Compensia also provided compensation data sourced from its internal database and other compensation surveys (generally reflecting companies with revenue between $200 million and $500 million).

Our compensation committee considers the compensation levels of the executives at the companies in our compensation peer group and the broader market to provide general guidance and a benchmark for market practices, without rigidly setting compensation based on specific percentiles relative to the peer group or broader market.

Elements of Our Executive Compensation Program

Our executive compensation program consists of three principal components:

- base salary;
- cash bonuses; and
- equity compensation.

Base Salary

We offer base salaries that are intended to provide a stable level of fixed compensation to our executive officers for the performance of their day-to-day responsibilities. Each executive officer's base salary was originally established as the result of arms-length negotiations in connection with the commencement of employment. Base salaries for our executive officers are reviewed annually to determine whether an adjustment is warranted. In March 2022, our compensation committee reviewed the base salaries of our then-serving executive officers and, after considering analysis performed by Compensia and noting that the base salaries of the named executive officers were generally at or below the reference level for the peer group, determined to increase the annual base salaries of the following named executive officers to provide more competitive compensation and additional incentives for performance: Mr. Gustke (from $280,000 to $320,000); Mr. Hamamatsu (from $400,000 to $410,000); and Ms. Yeh (from $315,000 to $350,000). These changes were effective as of May 1, 2022, except in the case of Ms. Yeh, whose base salary adjustment was effective as of February 1, 2022. The annual base salaries of the other named executive officers were not adjusted as our compensation committee determined they were competitive and served their retention purposes. The actual base salaries paid to our named executive officers during fiscal 2023 are set forth in the Summary Compensation Table below.

Cash Bonuses

During fiscal 2023, our compensation committee awarded our named executive officers with a combination of annual and special targeted bonus opportunities.

Opportunities Under the 2023 Bonus Plan and Sales Commission Plan

We provide our executive officers the opportunity to receive annual cash bonuses in the same form available to many of our employees. These cash bonuses are intended to encourage the achievement of corporate performance objectives, in particular corporate revenue and EBITDA targets. In March 2022, our compensation committee reviewed the target cash bonus amounts and, after considering analysis performed by Compensia, decided to increase the total annual target bonus amounts under our Bonus Plan for Mr. Hamamatsu and Ms. Yeh in the following amounts to make our cash compensation more effective, with only the target bonus amounts for Mr. Hamamatsu and Ms. Yeh increasing as a percentage of total base salary: $280,000 to $290,000 (Mr. Hamamatsu); and $142,500 to $170,000 (Ms. Yeh). Mr. Hamamatsu's target cash bonus amount adjustment was effective as of May 1, 2022, and Ms. Yeh's target cash bonus amount adjustment was effective as of February 1, 2022. Among other considerations, our compensation committee determined that cash compensation for Mr. Hamamatsu and Ms. Yeh was meaningfully below the reference level compared to companies in our peer group. Their compensation was targeted with reference to the 50th percentile of the peer group. The target cash bonus amounts of the other named executive officers were not adjusted while they were serving as executive officers, or in connection with promotion, as our compensation committee determined that they were competitive and served their retention purposes.

Consistent with prior year bonus plans, the Bonus Plan provided for annual payments based on two Company performance measures, with an opportunity to earn up to 200% of the on-target bonus amount. Our compensation committee believed this plan aligns with our compensation philosophy and objectives. As explained below, the actual amount of any payouts under cash incentive awards to a named executive officer is determined by multiplying the on-target bonus payment by a "multiplier" (which could be more or less than 100% but could not exceed 200%) that could vary depending on the percentage of achievement of the two Company performance objectives.

The Board of Directors approves a financial plan for our Company for each fiscal year, and, in practice, the financial plan is the basis for setting the performance objectives under the Bonus Plan. The performance objectives are:

- adjusted EBITDA, which represents net income (loss) before interest and other income, non-cash income tax benefit, depreciation and amortization, stock-based compensation and related taxes, amortization of acquired intangible assets and other acquisition-related charges, restructuring charges, and certain litigation costs that are not representative of the ordinary course of our business; and

- annual revenue, which represents total revenue reflected in our consolidated statements of operations for the fiscal year.

Adjusted EBITDA and annual revenue were chosen as performance objectives under the plan because we believed them to be the best indicators of financial success and stockholder value creation for our Company. Our compensation committee also selected these measures because improvement in these measures aligns with our overall growth strategy; our investors and we see these measures as among the most critical of our financial information, and these measures balance growth and profitability.

The Company performance objectives were set at levels intended to reward our named executive officers for achieving results that met our expectations. We believe that to provide for an appropriate incentive effect, the goals should be such that to achieve 100% of the objective, the performance for the performance period must be aligned with our Company financial plan, and that our named executive officers should not be rewarded for Company performance that did not approximate our Company financial plan. Accordingly, our cash incentive compensation plan was designed to pay our named executive officers nothing if our Company failed to achieve at least 56.1% of the adjusted EBITDA performance objective and at least 97.2% of the annual revenue performance objective.

For fiscal 2023, our compensation committee reviewed our financial performance across the predetermined financial performance goals to determine the amounts to be paid to the named executive officers under the Bonus Plan. In determining the final payment, our compensation committee considered the payouts that would have been achieved based on the formula discussed above.   The annual revenue and adjusted EBITDA targets, as well as actual results, under the Bonus Plan, were as follows:

Performance Measure	Target	Actual
Annual Revenue:	$212.5 million	$216.2 million
Year-over-Year Growth*:	10.5%	12.4%
Adjusted EBITDA:	$13.7 million	$17.4 million
Year-over-Year Change*:	(12.5)%	11.5%

* Compared to prior year actual results

Our compensation committee also noted that our executive officers contributed to strong financial performance in fiscal 2023. However, our compensation committee recognized that our results of operations were favorably impacted by the OnSIP Acquisition, which was not contemplated at the time it established the Bonus Plan. In light of this materially favorable development, our compensation committee determined the payout under the Bonus Plan using the formula set forth therein while applying negative discretion as discussed below. Specifically, our compensation committee determined that the "multiplier" was approximately 152.5% (102% achievement of the annual revenue target and 127% achievement of the adjusted EBITDA target) for fiscal 2023. Our compensation committee then used its negative discretion to reduce bonus payouts to adjust for the favorable impact of the OnSIP Acquisition. As a result, above-target bonus amounts were paid to our named executive officers under our Bonus Plan, reflecting an average multiplier of approximately 113.3% for our named executive officers. The actual bonuses paid to our named executive officers during fiscal 2023 are set forth in the Summary Compensation Table below.

In addition to the Bonus Plan, our Vice President of Marketing is eligible to earn a bonus under a sales commission plan established on an annual basis. For fiscal 2023, our compensation committee approved an increase in the target bonus opportunity under this plan from $50,000 to $60,000. See "Executive Employment Arrangements and Potential Payments Upon Termination or Change in Control James A. Gustke." The amounts Mr. Gustke earned under the sales commission plan for fiscal 2023 are set forth in the Summary Compensation Table below.

Special Bonus Opportunities

In addition to awarding bonus opportunities under our Bonus Plan, in June 2022, as we shifted resources to pursue the OnSIP Acquisition, our compensation committee awarded transaction bonus opportunities of $25,000 to each of Mses. Sabharwal and Yeh. Taking into account the increased responsibilities Mses. Sabharwal and Yeh would have in leading and executing the transaction, our compensation committee determined that these opportunities would be payable regardless of whether the OnSIP Acquisition was consummated so long as the bonus recipients invested substantial efforts to complete the transaction. In connection with the foregoing and taking into account attrition and other factors, our compensation committee awarded an additional bonus opportunity of $25,000 to Ms. Yeh, which would be payable upon achievement of a targeted increase in headcount within our legal department. The amounts Mses. Sabharwal and Yeh earned under the foregoing special bonus opportunities are set forth in the "Bonus" column of the Summary Compensation Table below.

Equity Compensation

We believe that strong long-term corporate performance is achieved with a compensation program that encourages a long-term focus by our executive officers through the use of equity compensation, the value of which depends on the performance of our common stock. For this reason, our long-term incentive compensation to date has been provided largely in the form of equity awards. Historically, we used time-based stock options and time-based RSU awards that typically vest over multi-year periods to help align the interests of our executive officers with the interests of our stockholders and enable them to participate in the appreciation of our common stock.

Because stock option awards are granted with an exercise price equal to or greater than the closing price per share of our common stock on the date of grant, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Our compensation committee believes that these features of the awards align the interests of our named executive officers with those of the stockholders because they create the incentive to build stockholder value over the long-term. Our compensation committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciate if the trading price of our common stock appreciates, and also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team. Additionally, because RSU awards have value to the recipient even in the absence of stock price appreciation, we are able to incentivize and retain our executive officers using fewer shares of our common stock than would be necessary if we used stock options as our sole form of equity awards.

In March 2022, our compensation committee reviewed the outstanding equity awards held by our executive officers and considered analysis performed by Compensia, as well as factors such as the anticipated future contributions of the executive officer, the competitiveness of the executive officer's overall compensation package, the significant unvested equity awards held by most of our executive officers, the potential reward to the executive officer if the market value of our common stock appreciates, and the recommendations of our CEO. Our compensation committee also takes into account "burn rate" as an additional factor in making its determinations with respect to equity awards. Burn rate is calculated by dividing the total number of shares granted under all of our equity incentive plans during a period by the weighted average number of shares of common stock outstanding during that period and is expressed as a percentage. Based on that review and consideration of the factors mentioned above, our compensation committee determined to award stock options to Mr. Stang and RSUs to each of our named executive officers as set forth in the Grant of Plan-Based Awards Table below. The determination of the number of shares of our common stock underlying each stock option or RSU grant was made, in part, with reference to the value attributable to the reference level for the comparable position at the companies within the peer group, which supported our compensation committee's decisions. The levels were also designed to make the executive compensation program competitive while keeping the burn rate and dilution associated with our equity compensation programs within a range our compensation committee deemed appropriate.

Benefits Programs

Our employee benefits programs, including our 401(k) plan, employee stock purchase plan ("ESPP"), and health, and welfare programs, are designed to provide a competitive level of benefits to our employees generally, including our executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our executive officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other U.S. full-time employees.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not generally provide perquisites to our executive team. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive's performance, to make our executive team more efficient and effective, and recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits will be subject to review and approval by our compensation committee.

Post-Employment Compensation

Our executive officers are eligible to receive severance payments, equity acceleration, and benefits in the event of a termination of employment by the Company without cause, in connection with a change in control of the Company, or by the executive for good reason. Our compensation committee has determined that these arrangements are both competitively reasonable and necessary to recruit and retain key executives. The material terms of these post-employment payments to named executive officers are set forth below in the section titled "Executive Employment Arrangements and Potential Payments Upon Termination or Change in Control."

Other Compensation Policies

Equity Awards Grant Policy

Our compensation committee has adopted a policy governing equity awards that are granted to our non-executive employees. Equity awards to our executive officers or members of our board of directors must be approved either by our board of directors or our compensation committee at a meeting or by unanimous written consent. Generally, our compensation committee approves the annual grant of equity awards with an effective date in March of each year. The exercise price of all stock options and stock appreciation rights must be equal to or greater than the fair market value of our common stock on the date of grant.

Hedging and Pledging Policy

Under the terms of our insider trading policy, none of the officers, directors, or employees of Ooma or its subsidiaries, nor any contractors or consultants that we determine have access to material non-public information (nor any of the family or household members or entities controlled by any of the foregoing), may engage in short sales of our securities. In addition, such persons may not engage in hedging or monetization transactions involving our securities. Unless approved by our Compliance Officer, such persons may not hold our securities in a margin account or pledge our securities as collateral for a loan.

Policy regarding 10b5-1 Plans for Directors and Executive Officers

Our insider trading policy requires that our executive officers and members of our board of directors do not trade in our equity securities during "blackout" periods and that such individuals must either pre-clear trades or adopt plans in accordance with Exchange Act Rule 10b5-1 for sales of securities which they beneficially own.

Stock Ownership Guidelines

Since 2021, upon the recommendation of our compensation committee, our board of directors has instituted the following stock ownership guidelines for its executive officers. Guidelines are determined as a multiple of each executive's base salary – three times base salary for our chief executive officer and one-time base salary for all other executive officers. Shares that count toward meeting the stock ownership guidelines include shares owned outright, full value awards (e.g., restricted stock and RSUs), stock purchase plan holdings, and shares owned directly by the executive's spouse, dependent children, and/or trust. Our executive officers have five years from the later of their designation as an executive officer and the date of the adoption of the guidelines to acquire and hold the predetermined level of shares. As of January 31, 2023, other than Mr. Hamamatsu and Ms. Sabharwal, all of our executive offices had reached the stated ownership requirements for fiscal year 2023. Under the guidelines, Mr. Hamamatsu and Ms. Sabharwal have five years from their date of hire or promotion, September 7, 2021 and June 1, 2022, respectively, to comply with our stock ownership guidelines.

Compensation Policies and Practices as they relate to Risk Management

Our compensation committee has reviewed our executive and employee compensation programs and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that

are reasonably likely to have a material adverse effect on us. The reasons for our compensation committee's determination include the following:

- We structure our compensation program to consist of both fixed and variable components. The fixed (or base salary) component of our compensation programs is designed to provide income independent of our stock price performance so that employees will not focus exclusively on stock price performance to the detriment of other important business metrics.

- We maintain internal controls over the measurement and calculation of financial information, which are designed to prevent this information from being manipulated by any employee, including our executive officers.

- In some cases, we cap the cash incentive award for our sales commission plans to provide a maximum incentive for our sales force to meet and exceed their revenue objectives. In addition, we maintain internal controls over the determination of sales commissions.

- Employees of Ooma are required to comply with our code of conduct, which covers, among other things, accuracy in keeping financial and business records.

- Our compensation committee approves the overall annual equity pool and the employee equity award guidelines.

- A significant portion of the compensation paid to our executive officers is in the form of equity to align their interests with the interests of stockholders.

- As part of our insider trading policy, we prohibit hedging transactions involving our securities so that our executive officers and other employees cannot insulate themselves from the effects of poor stock price performance.

- We have instituted stock ownership guidelines which align the interests of our executive officers with those of our stockholders.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) limits the amount that we may deduct from our federal income taxes for remuneration paid to certain of our executive officers to $1 million per executive officer per year unless the remuneration is exempt from this limitation. Section 162(m) provides an exception from this deduction limitation for "qualified performance-based compensation" as well as for the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. Gains from the settlement of RSU awards and bonus payments to the covered executive officers may not be tax deductible.

We generally believe the income from the majority of our cash compensation paid will be deductible. In addition, we believe that income from the exercise of stock options will be deductible. However, income from the settlement of RSUs may not be deductible in future periods. While our compensation committee is mindful of the benefit to us of the full deductibility of the compensation paid to our executive officers and will consider deductibility when analyzing potential compensation alternatives, our compensation committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, our compensation committee has not adopted a policy requiring all compensation to be deductible for income tax purposes.

No Tax Reimbursement of Parachute Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that might be owed by the executive officer as a result of the application of Sections 280G, 4999, or 409A of the Internal Revenue Code during fiscal 2023, and we have not agreed and are not otherwise obligated to provide any named executive officer with such a "gross-up" or other reimbursement.

Accounting Treatment

We account for stock compensation in accordance with the authoritative guidance set forth in ASC Topic 718, which requires companies to measure and recognize the compensation expense for all share-based awards made to employees and directors, including stock options and RSU awards, over the period during which the award recipient is required to perform services in exchange for the award (for executive officers, generally the three-year or four-year vesting period of the award). Compensation expense for shares acquired through our ESPP is recognized over the offering period. We estimate the fair value of stock options and shares acquired through our ESPP using the Black-Scholes option pricing model. This calculation is performed for accounting purposes and reported in the compensation tables below.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on such review and discussions, the compensation committee recommended to the Ooma board of directors that the Compensation Discussion and Analysis be incorporated by reference in Ooma's Annual Report on Form 10-K for fiscal 2023 and included in this proxy statement.

The Compensation Committee

William Pearce (Chair)
Susan Butenhoff
Russ Mann

2023 Summary Compensation Table

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to our principal executive officer, each person who served as our principal financial officer during the fiscal year ended January 31, 2023, and our other named executive officers serving as such at January 31, 2023.

Name and principal position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Eric B. Stang	2023	550,000	—	3,004,200	765,700	632,500	15,934	4,968,334
President and Chief Executive	2022	547,500	—	2,930,400	473,400	770,000	15,484	4,736,784
Officer	2021	536,250	—	1,472,800	187,200	760,000	15,334	2,971,584
Shig Hamamatsu	2023	407,500	—	584,150	—	330,000	9,526	1,331,176
Chief Financial Officer	2022	160,606	—	1,733,600	—	150,000	135	2,044,341
Namrata Sabharwal(7)	2023	259,875	25,000	183,590	—	76,200	8,294	552,959
Chief Accounting Officer								
Jenny Yeh	2023	350,000	50,000	584,150	—	190,000	12,110	1,186,260
Vice President and General	2022	309,375	—	358,160	39,450	182,500	11,443	900,928
Counsel	2021	290,625	—	189,360	23,400	186,000	11,510	700,895
James Gustke	2023	310,000	—	584,150	—	151,637 (8)	10,734	1,056,521
Vice President of Marketing	2022	276,500	—	325,600	31,560	175,366 (8)	9,844	818,870
	2021	264,500	—	126,240	18,720	185,556 (8)	8,998	604,014

(1) For fiscal 2023, Mr. Hamamatsu's annual base salary was increased to $410,000 (target bonus opportunity of $290,000), Ms. Yeh's annual base salary was increased to $350,000 (target bonus opportunity of $175,000) and Mr. Gustke's annual base salary was increased to $320,000 (target bonus opportunity of $100,000 and potential commission of $60,000).

(2) Represents transaction bonuses for efforts with respect to the OnSIP Acquisition, except in the case of Ms. Yeh, which amount also includes an additional bonus of $25,000 paid for achievement of a targeted increase in headcount within our legal department.

(3) The amounts reported in this column reflect the aggregate grant date fair value of restricted stock units granted in fiscal 2023, fiscal 2022 and fiscal 2021 as determined in accordance with FASB ASC Topic 718. The grant date fair value for restricted stock unit awards is measured based on the closing price of the Company's common stock on the date of grant. See Note 2 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2023 titled "Significant Accounting Policies".

(4) The amounts reported in this column reflect the aggregate grant date fair value of stock option awards granted in fiscal 2023, fiscal 2022 and fiscal 2021 as determined in accordance with FASB ASC Topic 718. The assumptions used to calculate the value of option awards are set forth under Note 9 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for fiscal 2023 titled "Stock-Based Compensation".

(5) The amounts reported in this column represent bonus payments earned under our Bonus Plan for the applicable fiscal year by each of our named executive officers for fiscal 2023, fiscal 2022 and fiscal 2021, with the exception of amounts disclosed for Mr. Gustke who also earned payments under a sales commission arrangement as further described in footnote 8 to this table.

(6) This amount includes the dollar value of premiums we paid for term life insurance, matching contributions we made to our 401(k) plan, and health savings account contributions we made to Health Savings Accounts, respectively, on behalf of the officers listed below as follows:

   i.   Mr. Stang: $1,584, $9,150, and $5,200 in fiscal 2023; $1,584, $8,700, and $5,200 in fiscal 2022; $1,584, $8,550, and $5,200 in fiscal 2021;
   ii.   Mr. Hamamatsu: $376, $9,150, and $0 in fiscal 2023; $135, $0, and $0 in fiscal 2022; and $0, $0, and $0 in fiscal 2021;
   iii. Ms. Sabharwal: $549, $7,745, and $0 in fiscal 2023; $0, $0, and $0 in fiscal 2022; and $0, $0, and $0 in fiscal 2021;
   iv.   Ms. Yeh: $360, $9,150, and $2,600 in fiscal 2023; $360, $8,700, and $2,383 in fiscal 2022; and $360, $8,550 and $2,600 in fiscal 2021; and
   v.   Mr. Gustke: $1,584, $9,150, and $0 in fiscal 2023; $1,584, $8,260, and $0 in fiscal 2022; and $1,078, $7,920, and $0 in fiscal 2021.

(7) Ms. Sabharwal became an executive officer in June 2022.

(8) This amount includes performance-based commissions earned under our sales commission arrangement established for Mr. Gustke in fiscal 2023, fiscal 2022 and fiscal 2021, as applicable, in the following respective amounts: $44,637, $45,366, and $49,556.

Grants of Plan-Based Awards Table in Fiscal 2023

The following table presents information regarding each grant of a cash or equity award made during fiscal 2023. This information supplements the information about these awards set forth in the "Summary Compensation Table" above.

Name	Grant date(1)	Estimated future payouts under non-equity incentive plan awards(2)			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Eric Stang	3/1/2022	—	$ 550,000	$ 1,100,000	—	—	—	180,000	95,000	$ 16.69	$ 3,769,900
Shig Hamamatsu	3/1/2022	—	$ 290,000	$ 580,000	—	—	—	35,000	—	—	$ 584,150
Namrata Sabharwal(3)	3/1/2022	—	$ 66,250	$ 132,500	—	—	—	11,000	—	—	$ 183,590
Jenny Yeh	3/1/2022	—	$ 170,000	$ 340,000	—	—	—	35,000	—	—	$ 584,150
James Gustke	3/1/2022	—	$ 100,000	$ 200,000	—	—	—	35,000	—	—	$ 584,150
			$ 60,000 (4)	$ 60,000							

(1) Represents grant date of stock awards and option awards.
(2) Represents threshold, target and maximum payouts for performance under the fiscal 2023 Bonus Plan, with the exception of amounts disclosed for Mr. Gustke who also earned payments under a sales commission arrangement as further described in footnote 4 to this table.
(3) Ms. Sabharwal became an executive officer in June 2022.
(4) Mr. Gustke was eligible to earn payments under a sales commission arrangement. The actual payments from this arrangement are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above. Mr. Gustke's arrangement did not contain any threshold. Accordingly, no such value has been included in the table for this arrangement.

Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of January 31, 2023.

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#)Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Eric B. Stang	3/1/2022	17,813	77,187 (4)	$ 16.69	3/1/2032	146,250 (5)	$ 2,101,613
	3/1/2021	26,250	33,750 (6)	$ 16.28	3/1/2031	101,250 (7)	$ 1,454,963
	3/15/2020	27,500	12,500 (8)	$ 10.52	3/14/2030	43,750 (9)	$ 628,688
	3/13/2019	32,813	2,187 (10)	$ 15.49	3/12/2029	8,750 (11)	$ 125,738
	3/14/2018	40,000	— (12)	$ 11.75	3/13/2028	—	—
	2/13/2017	50,000	— (13)	$ 10.20	2/12/2027	—	—
	1/6/2015	190,000	— (14)	$ 6.04	1/5/2025	—	—
Shig Hamamatsu	3/1/2022	—	—	—	—	28,437 (15)	$ 790,350
	9/20/2021	—	—	—	—	55,000 (16)	$ 408,640
Namrata Sabharwal	3/1/2022	—	—	—	—	8,937 (17)	$ 128,425
	3/1/2021	438	562 (18)	$ 16.28	3/1/2031	6,187 (19)	$ 88,907
	3/15/2020	1,031	469 (20)	$ 10.52	3/14/2020	3,125 (21)	$ 44,906
	3/13/2019	—	—			625 (22)	$ 8,981
	3/30/2015	5,000	— (23)	$ 9.18	3/30/2025	—	—
Jenny Yeh	3/1/2022	—	—	—	—	28,437 (24)	$ 408,640
	3/1/2021	1,563	2,812 (25)	$ 16.28	3/1/2031	12,375 (26)	$ 177,829
	3/15/2020	1,563	1,562 (27)	$ 10.52	3/14/2030	5,625 (28)	$ 80,831
	3/13/2019	250	50 (29)	$ 15.49	3/12/2029	200 (30)	$ 2,874
James Gustke	3/1/2022	—	—	—	—	28,437 (31)	$ 408,640
	3/1/2021	1,750	2,250 (32)	$ 16.28	3/1/2031	11,250 (33)	$ 161,663
	3/15/2020	2,750	1,250 (34)	$ 10.52	3/14/2030	3,750 (35)	$ 53,888
	3/13/2019	3,750	250 (36)	$ 15.49	3/12/2029	1,000 (37)	$ 14,370
	3/14/2018	6,800	— (38)	$ 11.75	3/13/2028	—	—
	2/13/2017	8,000	— (39)	$ 10.20	2/12/2027	—	—
	1/6/2015	15,500	— (40)	$ 6.04	1/5/2025	—	—

1. All awards were granted under our 2005 Stock Plan and our 2015 Plan.
2. This column represents the fair market value of a share of our common stock based on the closing price of our common stock on the date of grant, as determined by our Board of Directors.
3. The market value of the restricted stock units was determined using the closing price of our common stock on January 31, 2023, as reported on the New York Stock Exchange.

4.   These shares cover a total of 80,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2022 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Stang's continuous service through each vesting date. In addition, if we terminate Mr. Stang's employment without "cause" or if Mr. Stang resigns for "good reason" (each as defined in Mr. Stang's CIC Severance Agreement (as such agreement is defined below)) (i) at any time other than during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control (the "Change in Control Period"), then any outstanding equity awards that would have vested, or could have vested based on the achievement of performance or other conditions, during the 12 month period following Mr. Stang's termination, will immediately vest, or (ii) during the Change in Control Period, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Stang Acceleration").

5.   These shares are subject to a restricted stock unit grant that originally covered a total of 180,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

6.   These shares cover a total of 60,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

7.   These shares are subject to a restricted stock unit grant that originally covered a total of 180,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

8.   These shares cover a total of 40,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 15, 2020 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

9.   These shares are subject to a restricted stock unit grant that originally covered a total of 140,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 15, 2020 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

10.   These shares cover a total of 35,000 options that vest as follows: 1/8th of the total number of shares subject to the option vested on September 15, 2019 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

11.   These shares are subject to a restricted stock unit grant that originally covered a total of 140,000 shares of our common stock. 1/8th of the total original number of restricted stock units vested on September 15, 2019 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Stang's continuous service through each vesting date. The Stang Acceleration applies to these shares.

12.   As of January 31, 2023, Mr. Stang held an option to purchase 40,000 shares of our common stock at an exercise price of $11.75 per share, which is fully vested.

13.   As of January 31, 2023, Mr. Stang held an option to purchase 50,000 shares of our common stock at an exercise price of $10.20 per share, which is fully vested.

14.   As of January 31, 2023, Mr. Stang held an option to purchase 190,000 shares of our common stock at an exercise price of $6.04 per share, which is fully vested

15.   These shares are subject to a restricted stock unit grant that originally covered a total of 80,000 shares of our common stock. 1/4th of the total original number of restricted stock units will vest on September 15, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Hamamatsu's continuous service through each vesting date. In addition, if we terminate Mr. Hamamatsu's employment without "cause" or if Mr. Hamamatsu resigns for "good reason" (each as defined in Mr. Hamamatsu's CIC Severance Agreement) (i) at any time other than during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control (the "Change in Control Period"), then any outstanding equity awards that would have vested, or could have vested based on the achievement of performance or other conditions, during the 12 month period following Mr. Hamamatsu's termination, will immediately vest, or (ii) during the Change in Control Period, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control.

16.   These shares are subject to a restricted stock unit grant that originally covered a total of 80,000 shares of our common stock. 1/4th of the total original number of restricted stock units vested on September 15, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Hamamatsu's continuous service through each vesting date. The Hamamatsu Acceleration applies to these shares.

17.   These shares are subject to a restricted stock unit grant that originally covered a total of 11,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Sabharwal's continuous service through each vesting date.

18.   These shares cover a total of 1,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Sabharwal's continuous service through each vesting date.

19.   These shares are subject to a restricted stock unit grant that originally covered a total of 11,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Sabharwal's continuous service through each vesting date.

20.   These shares cover a total of 1,500 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 15, 2020 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Sabharwal's continuous service through each vesting date.

21.   These shares are subject to a restricted stock unit grant that originally covered a total of 10,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 15, 2020 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Sabharwal's continuous service through each vesting date.

22.   These shares are subject to a restricted stock unit grant that originally covered a total of 10,000 shares of our common stock. 1/8th of the total original number of restricted stock units vested on September 15, 2019 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Sabharwal's continuous service through each vesting date.

23.   As of January 31, 2023, Ms. Sabharwal held an option to purchase 5,000 shares of our common stock at an exercise price of $9.18 per share, which is fully vested.

24.   These shares are subject to a restricted stock unit grant that originally covered a total of 35,000 shares of our common stock that vested as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2022 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. In addition, if we terminate Ms.

Yeh's employment without "cause," or if Ms. Yeh resigns for "good reason" (each as defined in Ms. Yeh's CIC Severance Agreement) at any time during the period beginning three months prior to a change in control of the Company and ending 12 months after such change in control, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Yeh Acceleration").

25. These shares cover an original grant with a total of 5,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

26. These shares are subject to a restricted stock unit grant that originally covered a total of 22,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

27. These shares cover an original grant with a total of 5,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 15, 2020 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

28. These shares are subject to a restricted stock unit grant that originally covered a total of 18,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 15, 2020 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

29. These shares cover an original grant of a total of 800 options that vest as follows: 1/8th of the total number of shares subject to the option vested on September 15, 2019 and 1/16th of the total number of shares subject to the option vest every third month thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares

30. These shares are subject to a restricted stock unit grant that originally covered a total of 3,200 shares of our common stock. 1/8th of the total original number of restricted stock units vested on September 15, 2019 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Ms. Yeh's continuous service through each vesting date. The Yeh Acceleration applies to these shares.

31. These shares are subject to a restricted stock unit grant that originally covered a total of 35,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2022 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. In addition, if we terminate Mr. Gustke's employment without "cause," or if Mr. Gustke resigns for "good reason" (each as defined in Mr. Gustke's CIC Severance Agreement) at any time during the period beginning two months prior to a change in control of the Company and ending 12 months after such change in control, then any outstanding equity awards will immediately vest 100% in full; provided, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control (the "Gustke Acceleration").

32. These shares cover a total of 4,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 1, 2021 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

33. These shares are subject to a restricted stock unit grant that originally covered a total of 20,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 1, 2021 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

34. These shares cover a total of 4,000 options that vest as follows: 1/16th of the total number of shares subject to the option vested on June 15, 2020 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

35. These shares are subject to a restricted stock unit grant that originally covered a total of 12,000 shares of our common stock. 1/16th of the total original number of restricted stock units vested on June 15, 2020 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

36. These shares cover a total of 4,000 options that vest as follows: 1/8th of the total number of shares subject to the option vested on September 15, 2019 and an additional 1/16th of the total number of shares subject to the option vesting every third month thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

37. These shares are subject to a restricted stock unit grant that originally covered a total of 16,000 shares of our common stock. 1/8th of the total original number of restricted stock units vested on September 15, 2019 and 1/16th of the total original number of restricted stock units vest every 3rd month anniversary thereafter, subject to Mr. Gustke's continuous service through each vesting date. The Gustke Acceleration applies to these shares.

38. As of January 31, 2023, Mr. Gustke held an option to purchase 6,800 shares of our common stock at an exercise price of $11.75 per share, which is fully vested.

39. As of January 31, 2023, Mr. Gustke held an option to purchase 8,000 shares of our common stock at an exercise price of $10.20 per share, which is fully vested.

40. As of January 31, 2023, Mr. Gustke held an option to purchase 15,500 shares of our common stock at an exercise price of $6.04 per share, which is fully vested.

Option Exercises and Stock Awards Vested in Fiscal 2023

The following table summarizes certain information regarding option exercises and the stock vested for our named executive officers during fiscal 2023.

| | Option awards | | Stock awards | |
| | Number of shares acquired on exercise (#) | Value realized on exercise ($) | Number of shares acquired on vesting (#) | Value realized on vesting ($) |
Name				
Eric Stang	—	—	158,750	$ 2,178,938
Shig Hamamatsu	—	—	31,563	$ 414,543
Namrata Sabharwal	—	—	10,563	$ 144,685
Jenny Yeh	—	—	26,113	$ 354,591
James Gustke	—	—	20,263	$ 278,842

Executive Employment Arrangements and Potential Payments Upon Termination or Change in Control

Each of our named executive officers is an at-will employee. Except as set forth below, we do not have any employment agreements with our named executive officers.

James A. Gustke

Pursuant to an offer letter dated July 30, 2010, the annual base salary of James A. Gustke, our Vice President of Marketing, was $200,000. As of the beginning of fiscal 2023, Mr. Gustke's annual base salary was $280,000. Effective as of May 1, 2022, Mr. Gustke's base salary was increased to $320,000, and he was eligible to earn an annual bonus of $100,000 for fiscal 2023, subject to meeting the same performance goals as all of the other named executive officers under the Bonus Plan, including the achievement of our annual financial plan. In addition, in fiscal 2023, Mr. Gustke was eligible to earn an annual variable commission bonus of up to $60,000 based upon achievement of certain quarterly sales goals. For fiscal 2023, Mr. Gustke's actual commission bonus was $44,637.

Change in Control and Severance Agreements

In June 2015, our compensation committee approved forms of change in control and severance agreement ("CIC Severance Agreement") to be entered into by our executive officers, which form has been amended from time to time. Messrs. Stang and Hamamatsu and Ms. Yeh have each entered into CIC Severance Agreement. The specific terms of each CIC Severance Agreement, as amended, are discussed below.

Eric B. Stang

If we terminate Mr. Stang's employment without "cause" or if Mr. Stang resigns for "good reason" (each as defined in the CIC Severance Agreement) at any time other than during the period beginning two months prior to a change in control of the Company and ending 12 months after such change in control (the "Change in Control Period"), then Mr. Stang will be entitled to receive the following:

- a lump sum payment equal to 12 months of base salary (or 24 months of base salary if such termination occurs during the period beginning 3 months prior to a change in control of the Company and ending 12 months following such change in control (the "Change in Control Period"));

- a lump sum payment equal to 100% of his target bonus for the year of termination (or 200% if such termination occurs during the Change in Control Period), plus an additional pro-rata amount of his target bonus for the year of termination based on the number of days employed during the year;

- a lump sum payment equal to the COBRA premiums that would be due for 12 months (or 24 months if such termination occurs during the Change in Control Period) based on the premium that would be due for the first month of COBRA coverage (regardless of whether Mr. Stang or his eligible dependents elect COBRA coverage); and

- vesting acceleration of any outstanding equity awards that would have vested, or could have vested based on the achievement of performance or other conditions, during the 12 month period following Mr. Stang's termination and, subject to Mr. Stang's consent, the extension of the post-termination exercise period of any stock options that are outstanding on the termination date of up to 12 months (or 100% acceleration and an extension of up to 2 years if such termination occurs during the Change in Control Period). Notwithstanding the foregoing, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control.

Shig Hamamatsu and Jenny Yeh

If we terminate the employment of Mr. Hamamatsu or Ms. Yeh without cause (as defined in each executive's CIC Severance Agreement) outside of the Change in Control Period, they will be entitled to receive the following:

- a lump sum payment equal to nine months of base salary; and

- a lump sum payment equal to the COBRA premiums that would be due for nine months based on the premium that would be due for the first month of COBRA coverage (regardless of whether the executive or his eligible dependents elects COBRA coverage).

If we terminate the employment of Mr. Hamamatsu or Ms. Yeh without cause, or they resign for good reason (as defined in each executive's CIC Severance Agreement), during the Change in Control Period, they will be entitled to receive the following:

- a lump sum payment equal to 12 months of base salary;

- a lump sum payment equal to 100% of their target bonus for the year of termination, plus an additional pro-rata amount of their target bonus for the year of termination based on the number of days employed during the year;

- a lump sum payment equal to the COBRA premiums that would be due for 12 months based on the premium that would be due for the first month of COBRA coverage (regardless of whether the executive or their eligible dependents elects COBRA coverage); and

- 100% vesting acceleration of outstanding equity awards. Notwithstanding the foregoing, if any successor to the Company in a change in control refuses to assume, substitute or otherwise continue any outstanding equity awards, the vesting of such awards shall accelerate 100% immediately prior to, and contingent upon, the change in control.

The receipt of severance payments or benefits pursuant to the CIC Severance Agreements is subject to the executive signing a release of claims in our favor and complying with certain restrictive covenants set forth in the CIC Severance Agreement. Further, each CIC Severance Agreement contains a "better after-tax" provision, which provides that if any of the payments to the executive constitutes a parachute payment under Section 280G of the Code, the payments will either be (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

James A. Gustke

In June 2016, our compensation committee approved a new change in control agreement for Mr. Gustke which superseded the change in control benefits set forth in his offer letter. If within 12 months following a change of control (as defined in our 2015 Equity Incentive Plan, or our "2015 Plan"), Mr. Gustke is terminated without cause (as defined in our 2015 Plan), or his duties, authority or responsibilities are materially reduced without his consent, 100% of the outstanding unvested equity awards granted to Mr. Gustke prior to the change of control will immediately vest, subject to the executive signing a release of claims in our favor and complying with certain restrictive covenants set forth in the CIC Severance Agreement.

Potential Payments Upon Termination or Resignation

The following table provides an estimate of the value of the compensation and benefits due to each of our named executive officers assuming a termination without cause or if he or she terminates his or her employment for good reason, effective as of January 31, 2023, other than in connection with a change of control, under the CIC Severance Agreements described above (intrinsic values are based upon the closing price for a share of our common stock of $14.37 on January 31, 2023, last trading day in fiscal 2023, and in the case of stock options minus the exercise price). The actual amounts to be paid can only be determined at the time of such event.

| | Cash Payment ($) | | Benefit Continuation ($) | Intrinsic Value of Accelerated Equity Awards ($) | | Total ($) |
| | | | | Restricted Stock Units ($) | Options ($) | |
Name	Salary	Bonus	Cobra			
Eric Stang	$ 550,000	$ 550,000	$ 20,418	$ 1,598,663	$ 48,125	$ 2,767,205
Shig Hamamatsu	$ 307,500	—	$ 18,313	—	—	$ 325,813
Namrata Sabharwal	—	—	—	—	—	—
Jenny Yeh	$ 262,500	—	$ 4,869	—	—	$ 267,369
James Gustke	—	—	—	—	—	—

Potential Payments Upon Termination or Resignation in connection with a Change of Control

The following table provides an estimate of the value of the compensation and benefits due to each of our named executive officers assuming a termination without cause or if he or she terminates his or her employment for good reason, effective as of January 31, 2023, in connection with a change of control, under the agreements and the CIC Severance Agreements described above (intrinsic values are based upon the closing price for a share of our common stock of $14.37 on January 31, 2023, last trading day in fiscal 2023, and in the case of stock options minus the exercise price). The actual amounts to be paid can only be determined at the time of such event.

| | Cash Payment ($) | | Benefit Continuation ($) | Intrinsic Value of Accelerated Equity Awards ($) | | Total ($) |
| | | | | Restricted Stock Units ($) | Options ($) | |
Name	Salary	Bonus	Cobra			
Eric Stang	$ 1,100,000	$ 1,100,000	$ 40,836	$ 4,311,000	$ 48,125	$ 6,599,961
Shig Hamamatsu	$ 410,000	$ 290,000	$ 24,417	$ 1,443,200	—	$ 2,167,617
Namrata Sabharwal	—	—	—	—	—	—
Jenny Yeh	$ 350,000	$ 170,000	$ 6,365	$ 681,010	$ 28,933	$ 1,236,308
James Gustke	—	—	—	$ 638,560	$ 4,813	$ 643,372

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the total annual compensation of Mr. Stang, our Chief Executive Officer, and the total annual compensation of our median employee (other than Mr. Stang). For our last completed fiscal year, which ended January 31, 2023:

- The median of the total annual compensation of all employees (other than Mr. Stang) of ours (including our consolidated subsidiaries) was $93,412.

- Mr. Stang's total annual compensation, as reported in the Summary Compensation Table included in this Proxy Statement, was $4,968,334.

- Based on the above, for fiscal 2023, the ratio of Mr. Stang's total annual compensation to the median of the total annual compensation of all employees was 53 to 1.

Although SEC rules permit a registrant to use the same median compensation information for comparison purposes for up to three years, we have updated our median compensation information for fiscal year 2023 due to the OnSIP Acquisition and other headcount changes. This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

The methodology we used to calculate the pay ratio is described below.

- We determined the median of the total annual compensation of all of our employees as of January 31, 2023. As of January 31, 2023, we (including our consolidated subsidiaries) had approximately 454 full-time, part-time and temporary employees, of whom approximately 400 (or approximately 88%) are U.S. employees, and approximately 54 (or approximately 12%) are located outside of the United States.

- We then compared the sum of (i) the total annual cash compensation earned by each of these employees for fiscal 2023 as reflected in our payroll records plus (ii) the fair value of equity awards (as determined in accordance with footnote 1 of the Summary Compensation Table) granted to these employees in fiscal 2023, to determine the median employee, without annualizing the compensation of any employees who started their employment with us in fiscal 2023 but did not work for us or our consolidated subsidiaries for the entire year. Compensation paid in foreign currency was converted to U.S. dollars using currency conversion ratios in effect as of January 31, 2023. In determining the median total compensation of all of these employees, we did not make any cost of living adjustments to the wages paid to any employee outside of the U.S.

- Once we identified our median employee, we estimated the median employee's total annual compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, yielding the median total annual compensation disclosed above. With respect to Mr. Stang's total annual compensation, we used the amount reported in the "Total" column of our fiscal Summary Compensation Table included in the Proxy Statement.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company's aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

					Value of Initial Fixed $100 Investment Based On:			
Fiscal Year	Summary Compensation Table Total for PEO(1)	Compensation Actually Paid to PEO(2)	Average Summary Compensation Table Total for Non-PEO NEOs(3)	Average Compensation Actually Paid to Non-PEO NEOs(4)	Total Shareholder Return(5)	Peer Group Total Shareholder Return(6)	Net Losses (millions)(7)	Total Revenue (millions)(8)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$ 4,968,334	$ 2,919,461	$ 1,031,729	$ 778,606	$ 109.44	$ 91.34	$ (3.66)	$ 216.17
2022	$ 4,736,784	$ 6,835,673	$ 1,205,006	$ 1,070,882	$ 137.40	$ 112.67	$ (1.75)	$ 192.29
2021	$ 2,971,584	$ 3,514,742	$ 906,875	$ 1,001,831	$ 102.59	$ 109.92	$ (2.44)	$ 168.95

1   The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Stang (our Chief Executive Officer, also referred to as PEO) for each corresponding fiscal year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – 2023 Summary Compensation Table."

2   The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Stang, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Stang during the applicable fiscal year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Stang's total compensation for each fiscal year to determine the compensation actually paid:

Fiscal Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards(a)	Equity Award Adjustments(b)	Compensation Actually Paid to PEO
2023	$ 4,968,334	$ (3,769,900)	$ 1,721,027	$ 2,919,461
2022	$ 4,736,784	$ (3,403,800)	$ 5,502,689	$ 6,835,673
2021	$ 2,971,584	$ (1,660,000)	$ 2,203,158	$ 3,514,742

(a)   The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable fiscal year.

(b)   The equity award adjustments for each applicable fiscal year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable fiscal year that are outstanding and unvested as of the end of the fiscal year; (ii) the amount of change as of the end of the applicable fiscal year (from the end of the prior fiscal year) in fair value of any awards granted in prior fiscal years that are outstanding and unvested as of the end of the applicable fiscal year; (iii) for awards that are granted and vest in the same applicable fiscal year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable fiscal year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior fiscal years that are determined to fail to meet the applicable vesting conditions during the applicable fiscal year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable fiscal year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable fiscal year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Fiscal Year	Year End Fair Value of Equity Awards	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Fiscal Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	Total Equity Award Adjustments
2023	$ 2,550,940	$ (728,655)	$ 562,501	$ (663,759)	$ 1,721,027
2022	$ 3,060,181	$ 714,295	$ 754,432	$ 973,780	$ 5,502,689
2021	$ 1,745,798	$ 35,393	$ 433,091	$ (11,123)	$ 2,203,158

3   The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Stang, who has served as our CEO since 2009) in the "Total" column of the Summary Compensation Table in each applicable fiscal year. The names of each of the NEOs (excluding Mr. Stang) included for purposes of calculating the average amounts in each applicable fiscal year are as follows: (i) for 2023, Shig Hamamatsu, Jenny Yeh, James Gustke and Namrata Sabharwal; (ii) for 2022, Shig Hamamatsu, Jenny Yeh, Ravi Narula (our former Chief Financial Officer), and James Gustke; and (iii) for 2021, Jenny Yeh, Ravi Narula and James Gustke.

4   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Stang), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Stang) during the applicable fiscal year. In accordance with the

requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Stang) for each fiscal year to determine the compensation actually paid, using the same methodology described above in Note 2:

Fiscal Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-PEO NEOs
2023	$ 1,031,729	$ (484,010)	$ 230,887	$ 778,606
2022	$ 1,205,006	$ (871,608)	$ 737,484	$ 1,070,882
2021	$ 906,875	$ (345,087)	$ 440,042	$ 1,001,831

(a)   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Fiscal Year	Average Year End Fair Value of Equity Awards	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Fiscal Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	Total Average Equity Award Adjustments
2023	$ 338,586	$ (98,820)	$ 74,485	$ (83,363)	$ 230,887
2022	$ 530,521	$ 43,493	$ 62,442	$ 101,027	$ 737,484
2021	$ 357,662	$ 5,713	$ 78,289	$ (1,622)	$ 440,042

5   Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

6   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: NASDAQ Telecommunications Index.

7   The dollar amounts reported represent the amount of GAAP net loss reflected in the Company's audited financial statements for the applicable fiscal year.

8   While the Company uses various financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that total revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs to the Company's performance for the most recently completed fiscal year.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our stockholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEO to the Company's performance for the most recently completed fiscal year, are as follows:

- Total revenue
- Adjusted EBITDA

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes various performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular fiscal year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The following graph demonstrates the relationship of the amount of compensation actually paid to our PEO, Mr. Stang, and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Stang) with the Company's cumulative TSR over the three fiscal years presented in the table.



Compensation Actually Paid and Net Losses

The following graph demonstrates the relationship of the amount of compensation actually paid to our PEO, Mr. Stang, and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Stang) with the Company's net losses over the three fiscal years presented in the table. While the Company does not use net losses as a performance measure in the overall executive compensation program, the measure of net losses is correlated with the measure of total revenue, which the Company does use when setting goals in the Company's cash bonus programs.



Compensation Actually Paid and Total Revenue

The following graph demonstrates the relationship of the amount of compensation actually paid to our PEO, Mr. Stang, and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Stang) with the Company's total revenue over the three fiscal years presented in the table. From fiscal years 2021 to 2023, the compensation actually paid to Mr. Stang and the average of the compensation actually paid to the Company's NEOs as a group (excluding Mr. Stang) decreased by 17% and 22%, respectively, compared to a 28% increase in the Company's total revenue over the same period.

While the Company uses various financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that total revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs to the Company's performance for the most recently completed fiscal year. We consider total revenue to be the most important financial measure used to link compensation actually paid to the Company's performance in fiscal 2023 because it was one of the performance measures used to set goals under our cash bonus plan. Total revenue was chosen as one of the performance objectives under our cash bonus plan because we believed it to be a key indicator of financial success and stockholder value creation for the Company. Our compensation committee also selected this measure because improvement in this measure aligns with our overall growth strategy, as described in greater detail in "Executive Compensation – Compensation Discussion and Analysis."



As demonstrated by the following graph, the Company's cumulative TSR over the three fiscal year period presented in the table was $100 as of January 1, 2020, $102.59 as of January 1, 2021, $137.40 as of January 1, 2022 and $109.44 as of January 1, 2023, while the cumulative TSR of the peer group presented for this purpose, the NASDAQ Telecommunications Index, was $100 as of January 1, 2020, $109.92 as of January 1, 2021, $112.67 as of January 1, 2022 and $91.34 as of January 1, 2023. The Company's cumulative TSR outperformed the NASDAQ Telecommunications Index during the 2023 and 2022 fiscal years presented in the table, representing the Company's superior financial performance as compared to the companies comprising the NASDAQ Telecommunications Index peer group in such fiscal years. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Executive Compensation – Compensation Discussion and Analysis."



EQUITY COMPENSATION PLAN INFORMATION

At January 31, 2023, we maintained two equity compensation plans, both of which were approved by our Board of Directors and our stockholders prior to our initial public offering. The following table provides the information shown for each of the two plans as of January 31, 2023.

Plan	Shares issuable upon exercise of outstanding plan options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Shares remaining available for future issuance under plan (excluding those reflected in column (a)) (c)	
Equity compensation plans approved by security holders(1)	2,683,607	(2) $	9.93	4,290,966	(3)
Equity compensation plans not approved by security holders	—		—	—	
Total	2,683,607	$	9.93	4,290,966	

(1) Includes our 2015 Equity Incentive Plan ("2015 Plan") and our 2015 Employee Stock Purchase Plan ("ESPP"). For a description of these plans, see Note 8 to our Consolidated Financial Statements in the Company's Annual Report on Form 10-K filed with the SEC on April 7, 2023.

(2) This number represents outstanding options and outstanding and unvested restricted stock unit awards issued under the 2005 Stock Plan and 2015 Plan.

(3) This number includes 2,653,979 shares available for issuance under our 2015 Plan and 1,636,987 shares reserved for issuance under our ESPP. The 2015 Plan provides that on the first day of each fiscal year beginning in fiscal 2017 and ending in 2025, the number of shares available for issuance thereunder is automatically increased by a number equal to the lesser of (i) 5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year and (ii) such other amount as the Board of Directors may determine. Our ESPP provides that on the first day of each fiscal year beginning in fiscal 2017, the number of shares available for issuance thereunder is automatically increased by a number equal to the lesser of (i) 2% of the outstanding shares of our common stock on the first day of such fiscal year, or (ii) such other amount as the Board of Directors may determine.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

- any breach of their duty of loyalty to our Company or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- any transaction from which they derived an improper personal benefit.

Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we entered into an indemnification agreement with each member of the Board of Directors and each of our executive officers. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were

a director, officer, employee, agent or fiduciary of our Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except for payments set forth under "Directors, Executive Officers and Corporate Governance" and "Executive Compensation," from February 1, 2022 to the present, there have been no transactions, and there are no currently proposed transactions in which:

- we have been or will be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. A related person is a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our corporate governance guidelines provides that the audit committee shall review and approve or disapprove any related party transactions.

It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our Board of Directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

COMMUNICATIONS WITH OUR BOARD OF DIRECTORS

Interested parties who wish to communicate with our Board of Directors or any specified individual director including our non-employee directors, may send their communications in writing to the Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, California, Attn: Corporate Secretary. The Corporate Secretary shall review all incoming communications and, if appropriate, route such communications to the appropriate member(s) of the Board of Directors or, if none is specified, to the Chairman of the Board (except for mass mailings, job inquiries, service complaints or inquiries, business solicitations and patently offensive or otherwise inappropriate material).

The Corporate Secretary may decide in the exercise of her judgment whether a response to any communication is necessary and shall provide a report to the nominating and governance committee on a quarterly basis of any communications received for which the Corporate Secretary has either responded or determined no response is necessary.

This procedure for communications with the non-management directors does not apply to (a) communications to non-employee directors from officers or directors of the Company who are stockholders, or (b) stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

AUDIT COMMITTEE REPORT

This Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by Ooma under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate it by reference therein.

The audit committee consists of three members: Andrew H. Galligan, who serves as the chair of the audit committee, Peter Goettner and Russ Mann. During fiscal 2023, the audit committee held eight meetings. The audit committee has certain duties and powers as described in its written charter adopted by the Board of Directors. A copy of the charter is available on the Investors section of our website at https://investors.ooma.com/governance/governance-documents/.

The audit committee assists our Board of Directors in fulfilling its oversight responsibilities relating to the Company's financial accounting, reporting and controls. As set forth in the audit committee's charter, the audit committee is responsible for: overseeing the integrity of our accounting and financial reporting processes and the audits of our financial statements; monitoring the periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our independent auditors and management; reviewing and evaluating the independence and performance of our independent auditors; and facilitating communication among our independent auditors, management and the Board of Directors. Our management is responsible for our financial statements and our internal controls.

The following is the report of the audit committee of our Board of Directors. The audit committee has reviewed and discussed our audited financial statements for the fiscal year ended January 31, 2023 with our management. In addition, the audit committee has discussed with KPMG LLP, our independent registered public accountants, the matters required to be discussed by the applicable requirements of the Public Company Accounting and Oversight Board and the SEC. The audit committee also has received the written disclosures and the letter from KPMG LLP as required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and the audit committee has discussed with KPMG LLP the independence of KPMG LLP.

Based on the audit committee's review of the matters noted above and its discussions with our independent accountants and our management, the audit committee recommended to the Board of Directors that the financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2023 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the Board of Directors:

Andrew H. Galligan (Chair)
Peter Goettner
Russ Mann

PROPOSAL ONE: ELECTION OF DIRECTORS

As set by the Board of Directors, pursuant to our amended and restated bylaws, the current authorized number of directors constituting our entire board is nine. We currently have eight directors and one vacancy. In accordance with our amended and restated certificate of incorporation, the Board is divided into three classes with staggered three-year terms and at the Annual Meeting, two Class II directors will be elected for three-year terms.

Nominees

Our nominating and governance committee of the Board of Directors recommended, and the Board of Directors approved, Susan Butenhoff and Russ Mann as nominees for election to the Board of Directors at the Annual Meeting. If elected, each of Ms. Butenhoff and Mr. Mann will serve as Class II directors until our annual meeting in 2026, or until a successor is qualified and elected or until her or his earlier resignation, death or removal. Each of the nominees is currently a director of the Company. Please see "Directors, Executive Officers and Corporate Governance" in the Proxy Statement for information concerning the nominees.

Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR each of Susan Butenhoff and Russ Mann. If the nominees are unable or decline to serve as a director at the time of the Annual Meeting, the proxies will be voted for another nominee designated by the Board of Directors. We are not aware of any reason that a nominee would be unable or unwilling to serve as a director.

Vote Required

Each director is elected by a plurality of the voting power of the shares participating online or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. Abstentions, broker non-votes and "withhold" votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends that stockholders vote "FOR" the election of each of Susan Butenhoff and Russ Mann as Class II directors.

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Our audit committee of the Board of Directors has appointed KPMG LLP as Ooma's independent registered public accountants for the year ending January 31, 2024 and the Board recommends that stockholders vote for ratification of such appointment. KPMG LLP has been engaged as our independent registered public accounting firm since June 2021.

Notwithstanding its selection or voting results, the audit committee, in its discretion, may appoint new independent registered public accountants at any time during the year if the audit committee believes that such a change would be in the best interests of Ooma and its stockholders. If our stockholders do not ratify the appointment, the audit committee may reconsider whether it should appoint another independent registered public accounting firm.

We expect that representatives of KPMG LLP will be present online during the Annual Meeting to respond to appropriate questions and to make a statement if they so desire.

Change of Independent Auditor

As reported in our Current Report on Form 8-K, dated June 15, 2021, our audit committee of the Board of Directors approved the dismissal of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm effective immediately and appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2022.

During the fiscal years ended January 31, 2021 and 2020, and the subsequent interim period through April 30, 2021, there were no: (1) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte's satisfaction would have caused Deloitte to make reference in connection with their opinion to the subject matter of the disagreement, or (2) "reportable events" as defined in Section 304(a)(1)(v) of SEC Regulation S-K and the related instructions thereto.

The audit reports of Deloitte on our consolidated financial statements as of and for the fiscal years ended January 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Deloitte's audit reports for each of the fiscal years ended January 31, 2021 and 2020 included explanatory paragraphs regarding our adoption of new accounting principles.

During the fiscal years ended January 31, 2021 and 2020, and the subsequent interim period through April 30, 2021, the Company did not consult with KPMG LLP regarding the application of generally accepted accounting principles to a specific transaction, either proposed or completed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements.

Principal Accounting Fees and Services

The following table sets forth all fees accrued or paid to KPMG LLP for audit services provided for, and other services provided in, the year ended January 31, 2023 and the year ended January 31, 2022:

	Year Ended January 31,		
	2023		2022(1)
Audit Fees(2)	$ 1,412,000	$	1,207,351
Audit-Related Fees(3)	$ 55,000	$	10,000
Total	$ 1,467,000	$	1,217,351

(1)   Fiscal year 2022 audit fees have been updated to reflect the final fees incurred.

(2)   Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)   Audit-related fees consisted of fees and expenses billed for professional services KPMG LLP rendered in connection with our Form S-8 registrations filed for those fiscal years.

Pre-approval Policy. Under our audit committee's policy governing our use of the services of our independent registered public accountants, the audit committee is required to pre-approve all audit and permitted non-audit services performed by our independent registered public accountants in order to ensure that the provision of such services does not impair the public accountants' independence. In the fiscal years ended January 31, 2023 and 2022, all fees identified above under the captions "Audit Fees" and "Audit-Related Fees" that were billed by KPMG LLP were approved by the audit committee in accordance with SEC requirements.

In the fiscal year ended January 31, 2023, there were no professional services provided by KPMG LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of KPMG LLP.

Vote Required

The affirmative vote of the holders of a majority of the shares of common stock participating online or represented by proxy and entitled to vote on the matter is necessary to ratify the selection of KPMG LLP as our independent registered public accountants for the year ending January 31, 2024. Abstentions are treated as shares of common stock participating online or represented by proxy and entitled to vote and therefore, will have the effect of a vote "against" the ratification of KPMG LLP as our independent registered public accountants. Broker non-votes will not count as votes cast for purposes of this proposal.

The Board of Directors unanimously recommends that stockholders vote "FOR" the ratification of the selection of KPMG LLP as Ooma's independent registered public accountants for the year ending January 31, 2024.

PROPOSAL THREE: NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking approval, on an advisory basis, of the compensation of our named executive officers for the fiscal year ended January 31, 2023, as described in this Proxy Statement in the section titled "Executive Compensation—Compensation Discussion and Analysis," the compensation tables and the narrative discussion relating to the compensation tables set forth in this proxy statement. This vote is not intended to address any specific item of compensation, and is rather intended to address the overall compensation of our named executive officers and the policies and practices described in this proxy statement. This non-binding advisory vote is commonly referred to as a "Say-on-Pay" proposal.

Our compensation programs are overseen by our compensation committee and reflect our general compensation philosophy for all employees, including our executive officers. Our executive compensation program is designed to attract, motivate, reward and retain highly qualified executives and motivate them to pursue our corporate objectives while encouraging the creation of long-term value for our stockholders. We evaluate and reward our executive officers through compensation intended to motivate them to identify and capitalize on opportunities to grow our business and maximize stockholder value over time. We strive to provide an executive compensation program that is market competitive, rewards achievement of our business objectives and is designed to provide a foundation of fixed compensation (base salary) and a substantial portion of performance-based compensation (short-term and long-term incentives) that are intended to align the interests of executive officers with those of our stockholders.

Stockholders are being asked to approve the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the Securities and Exchange Commission's compensation disclosure rules which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables) is hereby approved."

This vote is advisory and therefore not binding on Ooma or our Board of Directors. Our Board of Directors and its committees value the opinions of our stockholders, and to the extent there is any significant vote against the executive compensation described in this proxy statement, our compensation committee will consider the impact of such vote on our compensation policies and decisions.

Vote Required

An affirmative vote from holders of a majority in voting power of the shares present at the meeting or represented by proxy and entitled to vote on the proposal will be required to approve Ooma's executive compensation for the fiscal year ended January 31, 2023. Abstentions are treated as shares of common stock participating online or represented by proxy and entitled to vote and therefore, will have the effect of a vote "against" the resolution to approve the compensation of our named executive officers as described in this proxy statement. Broker non-votes will not count as votes cast for purposes of this proposal.

The Board of Directors unanimously recommends that stockholders vote "FOR" the resolution to approve the compensation of our named executive officers as described in this Proxy Statement.

ANNUAL REPORTS

The Annual Report on Form 10-K for the fiscal year ended January 31, 2023 (our "Annual Report") (which is not a part of our proxy soliciting materials), is being mailed with this Proxy Statement to those stockholders that request to receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our Annual Report at www.proxyvote.com, which does not have "cookies" that identify visitors to the site. Requests for copies of our Annual Report may also be directed to the Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, CA 94085, Attn: Corporate Secretary.

We filed our Annual Report with the SEC on April 7, 2023. It is available free of charge at the SEC's web site at www.sec.gov. Upon written request by an Ooma stockholder, we will mail without charge a copy of our Annual Report, including the financial statements and financial statement schedules, but excluding exhibits to our Annual Report. Exhibits to our Annual Report are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit(s). All requests should be directed to the Corporate Secretary at Ooma, Inc., 525 Almanor Avenue, Suite 200, Sunnyvale, CA 94085, Attn: Corporate Secretary.

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented or otherwise allowed to be considered at the Annual Meeting, the persons named in the enclosed proxy will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the meeting, regardless of the number of shares that you hold. You are, therefore, urged to submit your proxy or voting instructions at your earliest convenience.

BY ORDER OF THE BOARD OF DIRECTORS

Sunnyvale, California
April 14, 2023

Ooma, Inc.
525 Almanor Avenue,
Suite 200
Sunnyvale, CA 94085

VOTE BY INTERNET

Before the Meeting – Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on May 31, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During the Meeting – Go to **www.virtualshareholdermeeting.com/ooma2023**
You may attend the Annual Meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on May 31, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D50844-P55026   KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

OOMA, INC.

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

The Board of Directors recommends you vote FOR the following:	For All	Withhold All	For All Except		
1. To elect two Class II directors to hold office until the 2026 annual meeting of stockholders or until their respective successors are elected and qualified: **Nominees:** 1) Susan Butenhoff 2) Russ Mann	☐	☐	☐		

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for its fiscal year ending January 31, 2024.	☐	☐	☐
3. To approve a non-binding advisory vote on the compensation of our named executive officers as described in the Proxy Statement.	☐	☐	☐

NOTE: The proxies are authorized to vote in their discretion upon such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Our Board of Directors recommends that you vote **FOR** the election of the director nominees named in Proposal No. 1 of the Proxy Statement, **FOR** ratification of the appointment of KPMG LLP as our independent registered public accounting firm as described in Proposal No. 2 of the Proxy Statement, and **FOR** the compensation of our named executive officers as described in Proposal No. 3 of the Proxy Statement.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting
To Be Held on June 1, 2023:
The Proxy Statement and Annual Report on Form 10-K for the year ended January 31, 2023 are available at
www.proxyvote.com.

OOMA, INC.
Annual Meeting of Stockholders
June 1, 2023 11:00 A.M.
This proxy is solicited by the Board of Directors

The undersigned stockholder(s) hereby appoint(s) Shig Hamamatsu and Jenny C. Yeh, or either of them, as proxies, each having full power of substitution, to vote all of the shares of common stock of, Ooma, Inc., that the undersigned stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held on June 1, 2023, at 11:00 A.M. local time, *via live webcast on the Internet at www.virtualshareholdermeeting.com/ooma2023*, and any adjournment or postponement thereof, on all matters set forth on the reverse side and in its/their discretion upon such other matters as may properly come before the Annual Meeting.

The undersigned hereby acknowledge(s) receipt of a copy of Ooma, Inc.'s Annual Report on Form 10-K for the year ended January 31, 2023, as filed with the Securities and Exchange Commission on April 7, 2023, and the Proxy Statement dated April 14, 2023. The undersigned hereby expressly revokes any and all proxies heretofore given or executed by the undersigned with respect to the shares of stock represented by this proxy and, by filing this proxy with the Secretary of Ooma, Inc., gives notice of such revocation.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Our Board of Directors recommends that you vote FOR the election of the director nominees named in Proposal No. 1 of the Proxy Statement, FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm as described in Proposal No. 2 of the Proxy Statement, and FOR the resolution to approve the compensation of our named executive officers as described in Proposal No. 3 of the Proxy Statement. This proxy may be revoked at any time prior to the time it is voted.

Continued and to be signed on reverse side

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-37493

Ooma, Inc.

(Exact name of registrant as specified in charter)

Delaware	**06-1713274**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

525 Almanor Avenue, Suite 200, Sunnyvale, California 94085

(Address of principal executive offices and zip code)

Registrant's telephone number **(650) 566-6600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $0.0001	OOMA	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of July 29, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $273 million, based upon the closing price reported for such date on the New York Stock Exchange.

25.3 million shares of common stock were issued and outstanding as of March 31, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

Ooma, Inc.
Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended January 31, 2023 ("Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "believe," "will," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially" and variations of such words and similar expressions are intended to identify such forward-looking statements, which may include, but are not limited to, statements concerning the following:

- our future financial performance, including trends in revenue, cost of revenue, operating expenses and income taxes;
- our estimates of the size of our market opportunity and forecasts of market growth;
- our ability to develop, launch or acquire new products and services, improve our existing products and services, manage our supply chain, and increase the value of our products and services;
- changes to our business resulting from increased competition or changes in market trends;
- our ability to increase our revenue and our revenue growth rate, anticipate demand for our products, and effectively manage our future growth;
- our ability to successfully maintain our relationships with our key retailers and resellers;
- our ability to attract and retain customers, including our ability to maintain adequate customer care and manage increases in our churn rate;
- our ability to improve local number portability provisioning and obtain direct inward dialing numbers;
- our ability to maintain, protect and enhance our brand and intellectual property;
- government regulation, including compliance with regulatory requirements and changes in market rules, rates and tariffs;
- our ability to comply with applicable FCC regulations, including those regarding E-911 services;
- increasing regulation of our services and the imposition of federal, state and municipal sales and use taxes, fees or surcharges on our services;
- the effects of industry trends on our results of operations;
- server or system failures that could affect the quality or disrupt the services we provide and our ability to maintain data security;
- our ability to borrow additional funds and access capital markets, as well as our ability to comply with the terms of our indebtedness and the possibility that we may incur additional indebtedness in the future;
- the differences between our services, including emergency calling, compared to traditional phone services;
- the sufficiency of our cash, cash equivalents and short-term investments to meet our working capital and capital expenditure requirements;
- our ability to successfully enter new markets, manage our international expansion, and identify, evaluate and consummate acquisitions;
- the future trading prices of our common stock; and
- other risk factors included under the section titled "Risk Factors"

You should not rely upon forward-looking statements as predictions of future events. Such statements are based on management's expectations as of the date of this filing and involve many risks and uncertainties that could cause our actual results, events or circumstances to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include those described throughout this report and particularly in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Readers are urged to carefully review and consider all of the information in this Form 10-K and in other documents we file from time to time with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this filing or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

When we use the terms "Ooma," the "Company," "we," "us" or "our" in this report, we are referring to Ooma, Inc. and its consolidated subsidiaries unless the context requires otherwise. Ooma, Ooma Premier, Ooma Telo, Ooma Office, Ooma AirDial, Broadsmart, OnSIP, Talkatone and the Ooma logo referred to or displayed herein are trademarks of Ooma, Inc. and its consolidated subsidiaries. All other company and product names referred to herein may be trademarks of the respective companies with which they are associated.

Item 1. Business

Overview

Ooma provides leading communications services and related technologies that bring unique features, ease of use, and affordability to businesses and residential customers through our smart software-as-a-service ("SaaS") and unified communications platforms. For businesses of all sizes, we deliver advanced voice and collaboration features including messaging, intelligent virtual attendants and video conferencing to help them run more efficiently. For consumers, our residential phone service provides PureVoice high-definition voice quality, advanced functionality and integration with mobile devices.

We drive the adoption of our platforms by providing communications solutions to the large and growing markets for business, residential and mobile users, and then facilitate growth by offering new and innovative connected services to our user base. Our customers typically adopt our platforms by making a purchase or rental of our on-premise devices, connecting to the internet and activating services, for which they primarily pay on a monthly basis. We believe we have achieved high levels of customer satisfaction, retention and loyalty. Our business and residential phone service solutions are each top-ranked by our customers according to surveys by PC Mag and Consumer Reports.

Our services rely upon the following main elements: our multi-tenant cloud service, on-premise devices, desktop and mobile applications, and calling platforms. Ooma's cloud provides a high-quality, secure, managed and reliable connection integrating every element of our platforms. Our platforms power all aspects of our business, providing a high-volume, low-cost infrastructure for our communications solutions, and enabling a number of other current and future applications and services for productivity, automation, monitoring, safety, security and networking infrastructure.

We generate revenues primarily from the sale of subscriptions and other services for our business and residential communications solutions. We generate our product and other revenue from the sale of our on-premise devices and end-point devices. We primarily offer our solutions in the U.S. and Canada, with limited offerings in certain other countries. We believe that our differentiated solutions and our long-term customer relationships uniquely position us to add new connected services and exploit adjacent markets. We believe that our platforms are particularly well-suited to enable the delivery of connected services because they are always on, monitored and interactive.

We have experienced strong revenue growth in recent periods. Our total revenue was $216.2 million, $192.3 million, and $168.9 million in fiscal 2023, 2022 and 2021, respectively. As of January 31, 2023, our core users totaled 1,210,000 for Ooma Business and Ooma Residential. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

We were incorporated in 2003 as a Delaware corporation and our stock is listed on the New York Stock Exchange under the symbol "OOMA." Our corporate headquarters are located in Sunnyvale, California. Our primary website address is www.ooma.com.

Our Solutions

Ooma Business

Our mission is providing business communications services that are simple, easy to use, and deliver excellent value to small, medium-sized and large companies. We offer a range of solutions to fit each business' needs, along with personalized support to resolve any issues in deploying and maintaining Ooma services. We refer to Ooma Office, Ooma Enterprise, Ooma AirDial and OnSIP collectively as Ooma Business.

Ooma Office

Ooma Office is a cloud-based multi-user communications system for small and medium-sized businesses designed to manage communications in and out of the office with a suite of business features at affordable prices. Ooma Office is simple and intuitive to setup and use, mobile-friendly, scalable, and provides a variety of configurations to meet our customers' specific needs. Customers have their choice of equipment for voice service, including IP phones, smartphones, PCs and traditional analog phones.

Ooma Office has three service plans, which are generally sold as monthly subscriptions:

Ooma Office Essentials provides a curated set of essential business phone features that enables teams to connect seamlessly with customers and co-workers, including: virtual receptionist, SMS and MMS messaging, extension dialing, multi-device ring options, ring groups, call park, audio conferencing, digital fax, music-on-hold, intercom/paging, and voicemail-to-email audio files. The Office Mobile App allows virtual deployment without hardware, so users can make, receive and transfer phone calls, listen to voicemails, text, and manage their Ooma account on-the-go from any iOS or Android device.

Ooma Office Pro offers everything in Ooma Office Essentials while adding a set of more robust features including: HD video conferencing (Ooma Meetings), call recording, call analytics, caller info match, enhanced robocall blocking, voicemail transcription, and integrations with Google Workspace and Microsoft 365 applications. Additionally, the Office Pro Desktop App conveniently enables Pro users to have their complete business communications system on their PCs and Macs to make and receive calls, host and join video meetings, use SMS and MMS messaging, access company directories, access in-depth caller profiles for both inbound and outbound calls, and other capabilities. The Desktop App works anywhere the computer has an internet connection, keeping employees and teams connected while working from home, on the road, or in the office.

Ooma Office Pro Plus is our top-tier service plan that offers everything in Ooma Office Pro while adding powerful employee and customer tools, including: advanced call management, call queuing for satisfying basic call center needs, hot-desking to facilitate hybrid work environments and shared workspaces, expanded videoconferencing options for Ooma Meetings, and CRM integrations with Salesforce and Microsoft Dynamics 365.

We also offer the following two services to our Ooma Office customers:

Ooma Connect delivers fixed wireless internet connectivity to replace or back-up slow and costly DSL, satellite, and cable services. This solution consists of the Ooma Connect Base Station and the cellular antenna, which provides wireless internet through a nationwide advanced cellular network. Our Continuous Voice technology for internet back-up improves call quality by sending redundant voice streams across both the primary and wireless Internet link.

Ooma Managed Wi-Fi is a plug-and-play enterprise-grade Wi-Fi solution that is designed to take the complexity and high cost out of wireless networking for small and medium-sized businesses. Ooma Managed Wi-Fi enables businesses in industries such as retail, restaurant, and hospitality to support Wi-Fi IP phones on Ooma Office, Wi-Fi access for guests, and securely connect online payment systems and cloud-based applications, such as Microsoft Office, Google Workspace or CRM systems.

Ooma Enterprise

Ooma Enterprise is a highly customizable, flexible, and scalable unified-communications-as-a-service ("UCaaS") solution that complements Ooma Office and allows us to meet the needs of organizations of all sizes. Telecommunications and networking services available through Ooma Enterprise include mobile and softphone telephony, presence and instant messaging, multiparty audio, video and web conferencing, and call center capabilities with full Application Programming Interface ("API") support.

Our enterprise UCaaS platform enables easy drag-and-drop call flow management, using modular applications that can be selectively enabled to suit customer needs. Some of these applications include WebRTC, Call Center, Mobile and Desktop applications, Team Chat, and a distinctive reporting portal for end users and administrators. For our call center customers, we offer agents and call center managers the ability to visualize their performance through their day or over time with custom reporting solutions. Additionally, Ooma Direct Routing for Microsoft Teams allows every device enabled with the Teams app – desktops, laptops, smart phones and tablets – to become a fully functional business phone that connects Teams users to external phone lines.

Our platform is built on an open API architecture that enables agility, customizations, and integrations into back-end solutions such as CRM, predictive analytics, accounting and customer renewal systems, either internally or via third party developers. Our global cloud-based network provides business-class security, redundancy, and failover, as well as uniquely routes calls through the shortest path to provide the highest voice quality. This gives Ooma Enterprise customers the ability to streamline business processes and ensure their customers are serviced faster, boosting satisfaction, repeat orders, referrals, and revenues in addition to enabling their users to improve productivity.

Ooma AirDial

Ooma AirDial is a complete integrated solution for businesses intended to address the decommissioning of legacy copper-wire analog phone service, also known as plain old telephone service ("POTS"). This "copper sunset" has created a significant challenge for maintaining safety communications devices and business-critical systems that today require a POTS line – ranging from fire alarm panels to elevator phones, fax machines, public safety phones, building access systems and more – that often cannot be migrated to voice over internet service. Ooma AirDial provides a turnkey replacement for POTS lines by combining the Ooma AirDial base station with virtual analog phone service and a data connection through a nationwide wireless network at one low monthly rate. Ooma AirDial also comes with an intuitive, web-based portal that enables users to view and manage remotely the status of all Ooma AirDial devices together. Each base station can support up to four safety devices. Ooma AirDial can be self-installed or professionally installed through Ooma or third parties.

OnSIP

In July 2022, we acquired Junction Networks, Inc., which does business as OnSIP, from Intrado. OnSIP provides UCaaS solutions designed to make communications approachable for smaller sized business, much like Ooma Office, allowing customers to utilize modern communications tools to enhance their business while streamlining deployment and ongoing management. OnSIP customers can choose between unlimited monthly plans and metered "pay as you go" plans.

Ooma Residential

Ooma Residential includes Ooma Telo basic and premier services as well as our smart security solutions. Our residential phone service provides PureVoice HD voice quality, advanced functionality and integration with mobile devices. Overall, our residential platform enables an ecosystem for connected services by integrating with other automation solutions to enable innovative and valuable features.

Home Phone Services

Ooma Basic offers unlimited personal calling within the U.S. and features such as: voicemail access, call waiting, caller ID, network address book and 911 calling, with text alerts when 911 is dialed from the home. Our Ooma Mobile HD app allows users to make and receive phone calls and access Ooma features and settings with any iOS or Android device over a Wi-Fi or cellular data connection. The app includes unlimited mobile domestic calls, subject to normal residential usage limitations, and enables users to make international calls on their mobile devices using Ooma's low-cost international calling plan.

Ooma Premier offers a suite of advanced calling features on a monthly or annual subscription basis, including: custom and anonymous call blocking, receiving incoming calls on the Ooma Mobile App, call forwarding, three-way conference calling, backup number, and integration with a variety of devices and services to enable new functionality and automation, such as Google Voice, Dropbox and Amazon Alexa. We also offer other premium subscription services to our customers, independent of Ooma Premier, including an international calling plan and voicemail transcription service.

Home Phone Products

We offer three ways to connect to our residential phone services:

Ooma Telo is a complete home communications solution designed to serve as the primary phone line in the home, delivering high-quality voice communications, advanced calling features and connected services that are not offered by traditional landlines. Users make a one-time purchase of an Ooma Telo base station and plug it into a high-speed internet connection and standard home phone devices. Users have the option to transfer their existing phone number for a one-time fee or to select a new number at no cost. Once set up, users have access to free nationwide calling, international calling with low rates and the features described above.

Ooma Telo Air is a wireless Ooma Telo with built-in Wi-Fi and Bluetooth capabilities that connects to the internet using the home's Wi-Fi network and can be paired with mobile phones to answer incoming calls from any phone in the home.

Ooma Telo LTE combines the Ooma Telo base station with the Ooma LTE Adapter and battery back-up to deliver an always-on home phone solution with all of the advanced features provided by our unique cloud-based residential platform.

Ooma also sells a variety of accessories including: handsets with smartphone-like features, remote phone jacks and battery backup, as well as a range of sensors for home security and monitoring.

Talkatone

Our Talkatone mobile app is available to anyone with an iOS or Android mobile device and can be downloaded from the Apple App Store or Google Play for free. Registered users choose their own phone number to make and receive free texts and calls to most U.S. and Canadian numbers using a Wi-Fi or cellular data connection within and out-of-network. Talkatone also enables users to call, text, chat and share with friends and family that do not have the app installed. Advertising is displayed within the mobile app and users can choose to purchase premium services such as ad-free usage and international calling plans.

Sales and Marketing

Our sales and marketing objectives are to grow our customer base and sell additional services to our existing customers using an integrated and multi-channel marketing approach. We continually test and refine our marketing and sales tactics to drive sales at a low customer acquisition cost.

Marketing and Advertising

Online. We use online marketing including search engine marketing, search engine optimization, online video, digital display advertising and social media to attract customers as they do online research for the products and services we offer. We continue to reach out to our prospect leads over time using e-mail and telemarketing until they purchase or the lead is retired.

Traditional. We use radio advertising to build awareness and interest for our products and services, which benefits both Ooma Business and Ooma Residential. We believe that radio advertising provides an opportunity to build the Ooma brand cost-effectively, educate prospects on Ooma's unique combination of quality and value, and capture prospects' attention. Businesses and consumers who hear our ads are directed to our web site, our inbound sales personnel, and/or to key retail partners.

Word-of-mouth. We actively mobilize our customers and brand advocates to spread word-of-mouth marketing by sharing Ooma news and information through social media and e-mail. We sell additional services to our existing customer base by offering free trials and promotional offers, as well as sending e-mail communications and leaving messages on their Ooma voicemail service.

Sales, Customers and Backlog

We have a diverse and growing customer base across a wide range of industries. Our business and residential products are sold through direct channels, retailers, value-added resellers, master agents and other resellers. The direct channel, value-added resellers and master agents are our primary distribution channels for business customers. Direct channel and retail are our primary distribution channels for residential customers. Our direct sales force is focused on business sales and includes trained sales representatives located in the U.S. and Canada.

Our retail distribution includes national and regional consumer electronics, big box retailers and leading online retailers, including Amazon, Best Buy, Costco.com, Walmart.com and others. We also have strategic partnerships with third parties, such as T-Mobile, which enables us to sell our services and products to certain of their customers. No single customer accounted for 10% or more of our total revenue for fiscal 2023, 2022 and 2021.

Our service plans are generally sold as monthly subscriptions; however, certain plans are also offered as annual and multi-year subscriptions. Products are generally shipped and billed shortly after receipt of an order. We do not believe that our product backlog at any particular time is meaningful because it is not necessarily indicative of future revenue in any given period as such orders may be rescheduled or cancelled without penalty prior to shipment. The majority of our product revenue comes from orders that are received and shipped in the same quarter.

Customer Support

Our primary customer support objective is to satisfy our customers and educate them on the features and benefits of our products to optimize the overall user experience. We employ an active customer management strategy in which we drive incremental revenue through cross-selling of products and services. Our customer support teams also manage the porting process for our customers as well as billing and payment activities.

We maintain two customer contact centers: one operated by us in Newark, California, which primarily supports our business customers, and the other operated by a third-party provider in Manila, Philippines, which primarily supports our residential customers. Our offices located in Vancouver, British Columbia and Boca Raton, Florida support our enterprise customers. We utilize a variety of communication media to serve the needs of our customers including telephone, online chat, online tutorials and e-mail.

Engineering, Research and Development

We take an integrated approach to the development of our technology. Our extensive engineering resources span both hardware and software, and our business scope encompasses the entire platform from user devices such as handsets to cloud infrastructure, giving us the ability to create unique features and services for our customers. We believe our integrated engineering and business strategy is a significant competitive advantage and makes it feasible for us to leverage our platforms to deliver a broad range of productivity, automation and infrastructure connected services.

We have invested significant time and resources into developing our engineering, research and development team, resulting in a group with diverse skills, ranging from digital and radio frequency hardware design to embedded software, network software, telecommunications, database architecture, operations support systems, billing, security, web design and mobile app development. Because our team develops and integrates our solutions, we are able to offer a solution that works seamlessly between software and hardware and respond to customer feedback to add in additional features and services that work across our platforms. Our team consists of a core set of engineers located primarily in the San Francisco Bay Area, augmented by development teams in several international locations.

Operations and Manufacturing

We currently serve most of our customers from three separate data center facilities located in Northern California, Texas and Virginia, where we lease space from Equinix, Inc. We also lease data center space from Equinix in certain cities in Europe. While our service operations are partially redundant, account provisioning and billing are operated out of the San Jose facility for most of our customers. Our network operations and carrier operations teams are responsible for designing our core routing and switching infrastructure, managing growth and maintenance (including the introduction of new services) and orchestrating vendor relationships for hosted services, IP transit and carrier services and daily operation of our cloud and other services. The design of these services, and the tools for monitoring and managing them, are developed in combination with our engineering team.

We primarily contract with manufacturers in China, Vietnam and other Asian countries to produce our on-premise and end-point devices, including Ooma AirDial. We configure and ship to our channel partners and end users through our internal manufacturing and logistics team based in Newark, California. Our internal logistics team also manages reverse logistics for channel and warranty returns and works closely with our engineering team to develop tooling and processes that bring new products into production.

Competition

The market for communications solutions and other connected services for business, home and mobile users is very large, complex, fragmented and defined by changing technology and customer demands. We expect competition to continue to increase in the future. We believe that the defining factors driving competition in our market include:

- Quality and consistency of communications services;
- Lifetime value of initial investment and ongoing cost of services;
- Breadth of features and capabilities;
- System reliability, availability and performance;
- Speed and ease of activation, setup, and configuration;
- Ownership and control of the proprietary technology;
- Integration with multiple end-point devices and mobile solutions;
- Customer satisfaction and brand loyalty; and
- Ability to effectively access reseller channels

We believe that we generally compete favorably on the basis of the factors listed above. We face competition from a broad range of providers of communications solutions and other connected services for business, home and mobile users. Some of these competitors include:

- Established communications providers, such as Comcast Corporation, Verizon Communications Inc. and Rogers Communications Inc;
- Other cloud-based communications companies such as RingCentral Inc., Vonage Holdings Corp (acquired by Ericsson), 8x8 Inc., Nextiva, Inc., Intermedia.net Inc., Dialpad Inc., Microsoft Corporation, Zoom Video Communications, Inc., and Alphabet Inc. (Google Voice); and
- Traditional on-premise hardware business communications providers such as Avaya Inc., Cisco Systems, Inc. and Mitel, Inc.

All of these companies currently or may in the future host their solutions through the cloud.

Additionally, we recently entered the POTS replacement market and our new AirDial product faces competition from other companies, including Verizon Communications Inc., Granite Telecommunications LLC, and Napco Securities Technologies, Inc., as well as other service providers that bundle their offerings with POTS-related products from POTS replacement equipment manufacturers, such as DataRemote Inc.

See the section entitled "Risks Related to Our Business and Industry" in Item 1A. "Risk Factors" below for more information related to competition.

Human Capital

People and Culture. We view our people and our company culture as key to our success. We aim to attract and retain talented people representing diverse perspectives and skills, who are driven by our common Ooma values:

We care that everyone loves their Ooma experience.

We think big to innovate and revolutionize markets.

We create smarter solutions that uniquely deliver both superior experiences and superior value.

We embrace diversity of thought to make the best decisions.

We respect that problems are best solved by fact-based discussions and positive intent.

We choose to be a force for good in the world.

From time-to-time, we conduct confidential company-wide surveys to capture our employees' views of the organization, company goals and job satisfaction, which our senior leadership team reviews and acts upon, as appropriate. Our employees are encouraged to engage with company leadership and openly raise concerns and questions, including via our quarterly employee communications meeting with the CEO and senior management team. Our management team also hosts "Ask and Answer" sessions across the organization to create more opportunities for employees to communicate, share ideas and learn about Ooma.

Diversity, Equity, Inclusion ("DEI") and Racial Justice. Our commitment to DEI and racial justice is more than the policies and practices we develop and adhere to – it is an integral part of who we are and how we operate. We believe it is our responsibility to embrace a diverse employee workforce, build a strong and caring culture of inclusion and lead with both passion and compassion. We believe our diversity makes us strong and have pledged along with the Silicon Valley Leadership Group to be an agent of sustainable change. Our internal DEI and Racial Justice committee leads our commitment to put this pledge into action and provides an open door to all of our personnel who would like to actively contribute to the effort. We believe a diverse and inclusive workforce serves to enrich our employee experience.

Compensation and Benefits. We aim to provide our employees competitive salaries and benefit programs that help meet the varying needs of our workforce. These programs include an employee stock purchase plan, equity awards and bonuses, a 401(k) retirement plan with a company match, healthcare benefits, paid time off and family leave, and flexible work arrangements. We conduct annual benchmarking to assess our compensation and benefit programs against those of our peers.

Community Support. We believe in giving back and promoting community outreach through corporate giving and employee volunteerism. Through our "Ooma Giving Back" program, we partner with certain non-profit organizations to help support several local communities.

Employees and Contractors

As of January 31, 2023, we had a total of 454 full-time employees, all of whom are located in the U.S. and Canada. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Additionally, we utilize third party contractors and temporary personnel to supplement our workforce.

Intellectual Property

We rely on a combination of patents, trade secrets, copyrights, trademarks, confidentiality and proprietary rights agreements with our employees, consultants and other third parties, as well as other contractual protections to establish and protect our intellectual property rights. We control access to our software, documentation and other proprietary information, and our software is protected by U.S. and international copyright laws. As of January 31, 2023, we had 41 issued patents and 4 patent applications pending in the U.S. and 2 patent applications pending in foreign jurisdictions, all of which are associated with U.S. applications. Our issued patents will expire approximately between 2031 and 2040. We are also a party to various license agreements with third parties who typically grant us the right to use certain third-party technology in conjunction with our products and services, or to integrate software into our products, including open source software and other software available on commercially reasonable terms. Although our success depends, in part, on our ability to protect our proprietary technology and other intellectual property rights, we believe the technological and creative skills of our personnel, the development of new features and functionality and frequent enhancements to our products and services are the primary methods of establishing and maintaining our technology leadership position.

See the section entitled "Risks Related to Security, IT Systems and Intellectual Property" in Item 1A. "Risk Factors" below for more information on our intellectual property risks.

Regulatory Matters

Traditional telephone service historically has been subject to extensive federal and state regulation, while Internet services generally have been subject to less regulation. Because some elements of Voice-over-Internet Protocol ("VoIP") resemble the services provided by traditional telephone companies and others resemble the services provided by internet service providers, the VoIP industry has not fit easily within the existing framework of telecommunications law. The Federal Communications Commission ("FCC"), the U.S. Congress, and various regulatory bodies in the states and in foreign countries have imposed regulations on VoIP providers and are continuing to consider new regulatory requirements on VoIP services.

Federal Regulation. As a provider of internet communications services, we are subject to a number of FCC regulations. Among others, these regulatory obligations include: contributing to the Federal Universal Service Fund ("USF"), the Telecommunications Relay Service Fund and federal programs related to phone number administration; providing access to E-911 services; protecting customer information; and porting phone numbers upon a valid customer request.

State Regulation. The FCC has preempted much regulation of internet voice communications services. However, a number of states have ruled that non-nomadic internet voice communications services may or do fall within the definition of "telecommunications services" or are otherwise within state telecommunications regulatory jurisdiction and therefore those states assert that they have authority to regulate the service. Although no states currently require certification for nomadic internet voice communications service providers, a number of states have imposed certain traditional telecommunications requirements on such services. For example, a number of states require us to contribute to state USF and E-911 and pay other surcharges, which are passed through to our customers, while others are actively considering extending their public policy programs to include the services we provide. We expect that state public utility commissions will continue their attempts to apply state telecommunications regulations to internet voice communications services like ours.

International Regulation. As we expand internationally, we are subject to laws and regulations in the countries in which we offer our services. Regulatory treatment of internet communications services outside the U.S. varies from country to country, is often unclear, and may be more onerous than imposed on our services in the U.S. In Canada, our service is regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC") which, among other things, imposes requirements similar to the U.S. related to the provision of E-911 services in all areas of Canada where the traditional telephone carrier offers such 911 services. Our regulatory obligations in foreign jurisdictions could have a material adverse effect on our ability to expand internationally, and on the use of our services in international locations.

See the section entitled "Risks Related to Regulatory and Tax Matters" in Item 1A. Risk Factors below for more information.

Available Information

Our filings with the SEC such as our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports are available free of charge at http://investors.ooma.com as soon as reasonably practical after they are electronically filed with, or furnished to, the SEC. The SEC's website, www.sec.gov, contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Form 10-K is not incorporated by reference in this Form 10-K unless expressly noted.

ITEM 1A. Risk Factors

Our current and prospective investors should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Cautionary Note Regarding Forward-Looking Statements," before making investment decisions regarding our common stock. The risks and uncertainties described below may not be the only ones we face but include the most significant factors currently known by us. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the risks occur, our business, financial condition, results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, and the following is a summary of key risk factors when considering an investment. This summary should be read together with the more detailed description of each risk factor contained in the subheadings further below and should not be relied upon as an exhaustive summary of the material risks facing our business:

Risks Related to Our Business and Industry

- If we are unable to attract new users in a cost-effective manner, our business will be materially and adversely affected.
- Our customers may terminate their subscriptions for our services in most cases without penalty, and increased customer turnover, as well as costs we incur to retain our customers and induce them to add users and/or functionality could materially and adversely affect our financial performance.
- A significant portion of our revenues today come from small and medium-sized businesses, which may have fewer financial resources to weather an economic downturn, rising inflation, and defaults by financial institutions.
- If we are unable to develop, acquire and/or sell new, or enhance existing, products, services or applications on a timely and cost-effective basis, our business, financial condition, and results of operations may be materially and adversely affected.
- We depend on several sole suppliers to provide the components for, and a small number of vendors to manufacture, certain on-premise devices and end-point devices we sell, and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may increase our costs and harm our business and results of operations.
- A ransomware attack or other security breach could delay or interrupt service to our customers, compromise the integrity of our systems or data that we collect, result in the loss of our intellectual property or confidential information, harm our reputation, or subject us to significant liability.
- We rely significantly on retailers and reseller partnerships to sell our products; our failure to effectively develop, manage and maintain these sales channels could materially and adversely affect our revenue and business.
- We face competition in our markets by our competitors (including mergers or other strategic transactions involving our competitors) and may lack sufficient financial or other resources to compete successfully.
- To deliver our services, we rely on third parties for our network connectivity and co-location facilities for certain features in our services and for certain elements of providing our services.
- Interruptions in our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.
- We rely on third parties, including third parties located in Russia, for some of our software development, quality assurance and operations, and anticipate we will continue to do so for the foreseeable future.
- We rely on third parties to provide the majority of our customer service and support representatives. If these third parties do not provide our customers with reliable, high-quality service, our reputation and our business will be harmed, and we may be exposed to significant liability.
- Our business could suffer if we cannot obtain or retain direct inward dialing numbers, or DIDs, are prohibited from obtaining local or toll-free numbers, or are limited to distributing local or toll-free numbers to only certain customers.
- If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.
- We may not be able to achieve or sustain profitability in the future and our rates of growth may decline.
- Our quarterly and annual results have fluctuated in the past and may continue to do so. As a result, we may fail to meet or to exceed the expectations of analysts or investors, which could cause our stock price to fluctuate.

- If we do not manage inventory levels and purchase commitments effectively, we may experience excess inventory levels, inventory obsolescence, or inventory shortages that could adversely affect our results of operations.
- We are continuing to expand our international operations, which may expose us to significant risks.
- We may expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our results of operations.

Risks Related to Security, IT Systems and Intellectual Property

- We have incurred, and expect to continue to incur, significant costs to protect against security breaches. We may incur significant additional costs in the future to address any actual or perceived security breaches.
- Failures in internet infrastructure or interference with broadband access, or providers of broadband services blocking or degrading our services, could cause current or potential customers to believe that our systems are unreliable, leading our current customers to switch to our competitors or potential customers to avoid using our services.
- If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.
- Any failure to obtain protection of our intellectual property rights could materially and adversely affect our business.

Risks Related to Regulatory and Tax Matters

- Future legislative or regulatory actions, such as the adoption of additional 911 requirements or new taxes, could increase our costs and adversely affect our business and expose us to liability.
- If we cannot comply with regulations, including communications and telecommunications laws and the FCC's rules imposing call signaling requirements on VoIP providers like us, we may be subject to fines, cease and desist orders, restrictions on our business, or other penalties.
- The FCC has continued to increase regulation of interconnected VoIP services and may at any time determine certain VoIP services are telecommunications services subject to traditional common carrier regulation.
- Reform of federal and state USF programs could increase the cost of our service to our customers, diminishing or eliminating our pricing advantage.
- We process, store, and use personal information and other data, which subjects us and our customers to a variety of evolving industry standards, contractual obligations and other legal rules related to privacy, which may increase our costs, decrease adoption and use of our products and services, and expose us to liability.

Risks Related to Our Business and Our Industry

If we are unable to attract new users in a cost-effective manner our business will be materially and adversely affected.

In order to grow our business, we must continue to attract new users in a cost-effective manner. We use and periodically adjust the mix of advertising and marketing programs to promote our services. Significant increases in the pricing of one or more of our advertising channels could increase our advertising costs or may cause us to choose less expensive and perhaps less effective channels to promote our services. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could materially and adversely affect our results of operations. We will incur advertising and marketing expenses in advance of when we anticipate recognizing any revenue generated by such expenses, and we may fail to experience an increase in revenue or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant expenditures and investments in new advertising campaigns, and we cannot assure you that any such investments will lead to the cost-effective acquisition of additional customers. New users are drawn to our products and services by rankings circulated by organizations such as Amazon, Apple and Google app stores and highly regarded publications such as PCMag and Consumer Reports. If we are unable to maintain effective advertising programs and garner favorable rankings, our ability to attract new customers could be materially and adversely affected, which could lead us to increase our advertising and marketing expenditures substantially, and our results of operations may suffer.

We market our products and services principally to businesses and households. Some of these business customers and consumers are less technically knowledgeable and may be resistant to new technologies such as our cloud-based communications solutions and our connected services. Because our potential customers need to connect additional hardware at their location and take other steps not required for the use of traditional communications services such as telephone, fax and e-mail, these customers may be reluctant to use our service. These customers may also lack sufficient resources, financial or otherwise, to invest in learning about our services, and therefore may be unwilling to adopt them. If these customers choose not to adopt our services, our ability to grow our business could be negatively affected.

Our customers may terminate their subscriptions for our service in most cases without penalty, and increased customer turnover, as well as costs we incur to retain our customers, encourage them to add users and, purchase additional functionalities and premium services, could materially and adversely affect our financial performance.

Our service plans are generally sold as monthly subscriptions and our customers may terminate their monthly subscription for convenience without any penalty. Certain of our service plans are also sold as annual and multi-year subscriptions, typically ranging up to three years. However, our customers have no obligation to renew their subscriptions for such services and may elect to terminate their subscription for any number of reasons. As a result, we have no assurance that the revenue stream associated with a particular customer account will continue beyond the initial subscription term. Additionally, our Ooma Business customers may choose to reduce the number of lines or remove some of the solutions to which they subscribe. Given Ooma Business customers generally pay more for their subscriptions than residential or mobile customers, any increased churn in business customers could materially and adversely affect our core user growth, financial performance and results of operations, and thereby increase the costs we incur in our efforts to retain our customers and encourage them to upgrade their services and increase their number of users.

Our core user churn rate could increase significantly in the future if customers are not satisfied with our service, the value proposition of our services, our ability to otherwise meet their needs and expectations, and/or other factors beyond our control, including the impact of rising inflation and a slowing economy. As a result, we may have to acquire new customers or new users within our existing customer base on an ongoing basis simply to maintain our existing level of revenue. If a significant number of customers, or one or more larger customers, terminate, reduce or fail to renew their subscriptions, we may need to incur significantly higher marketing expenditures than anticipated to maintain or increase our revenue, which could harm our business and results of operations. Our efforts to mitigate risk of customer churn due to any factor may divert management's time and focus away from efforts to address customer churn due to other factors. This broad-based susceptibility to churn could materially and adversely affect our financial performance.

Our future success also depends in part on our ability to sell additional subscriptions and functionalities to our current customer base, which may require increasingly sophisticated, costlier sales efforts and a longer sales cycle. Any increase in the costs necessary to upgrade, expand and retain existing customers could materially and adversely affect our financial performance. Such increased costs could cause us to increase our subscription rates, which could increase our customer turnover rate. If our efforts to convince customers to add users and, in the future, to purchase additional functionalities are not successful, our business may suffer.

A significant portion of our revenues today come from small and medium-sized businesses, which may have fewer financial resources to weather an economic downturn, rising inflation, and defaults by financial institutions.

A significant portion of our revenues today comes from small and medium-sized businesses. These customers may be more susceptible to negative impact from economic downturns, rising inflation, and defaults by financial institutions than larger, more established businesses as these businesses typically have fewer financial resources than larger entities. For example, since we believe a significant portion of our customers maintain banking relationships with regional banks or other midsize financial institutions, in the event there are widespread bank failures affecting such banks or financial institutions, a large number of our customers could be unable to access funds or borrowing capacity, which would impact their ability to make payments or enter into new subscriptions or other arrangements with us.

As the majority of our customers pay for our subscriptions through credit and debit cards, weakness in certain segments of the credit markets and in the U.S. and global economies has resulted in and may in the future result in increased numbers of rejected credit and debit card payments and business failures, which could materially affect our business by increased customer default or cancellations. If small and medium-sized businesses experience financial hardship or declare bankruptcy as a result of a weak economy, defaults by financial institutions, or for any other reason, the overall demand for our subscriptions could be materially and adversely affected.

If we are unable to develop, acquire and/or sell new, or enhance existing, products, services or applications on a timely and cost-effective basis, our business, financial condition, and results of operations may be materially and adversely affected.

The cloud-based communications and connected services industries are characterized by rapid changes in customer requirements, frequent introductions of new and enhanced services, and continuing and rapid technological advancement. To compete successfully in these emerging markets, we must anticipate and adapt to unpredictable technological changes and evolving industry standards and continue to design, develop, manufacture and sell new and enhanced services and products that provide increasingly higher levels of performance and reliability at lower cost. For fiscal 2023, we derived approximately 53% of our revenue from Ooma Business and approximately 45% from Ooma Residential and expect they will continue to account for most of our revenue for the foreseeable future.

However, our future success will also depend on our ability to introduce and sell new services, such as our fiscal 2023 launch of Ooma Office Pro Plus, as well as products, features and functionality that enhance or are beyond the voice, fax, text and connected services we currently offer, as well as to improve usability and support and increase customer satisfaction. The success of new product introductions, such as our fiscal 2023 launch of Ooma AirDial, depends on a number of factors including, but not limited to: pricing, market and consumer acceptance, the ability to successfully identify and anticipate product trends, effective forecasting and management of product demand, purchase commitments and inventory levels, availability of products in appropriate quantities to meet anticipated demand, ability to obtain timely and adequate delivery of components for our new products from third-party suppliers, management of manufacturing and supply costs, management of risks and delays associated with product design and production ramp-up**,** delays in customer readiness for AirDial installations, the quality of AirDial installations performed by third-parties, ability to maintain the levels of service uptime and performance required by our customers, and the risk that new products or enhanced versions of existing products, may have quality issues or other defects or bugs in the early stages of introduction including testing of new components and features. Moreover, the market for POTS line replacement is relatively new and Ooma AirDial may not result in long term success or significant revenue for us. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and to create or increase demand for our services and products and may materially and adversely impact our results of operations.

The introduction or announcement of new services and technologies by our competitors could make our existing solutions obsolete, cause customers to defer purchases of our products and services, or otherwise adversely affect our business and results of operations. Further, we may experience higher product returns from retailers or reseller partners and may face challenges managing the inventory of new or existing products, which could lead to excess inventory charges and/or discounting of such products. In addition, new products may have varying selling prices and higher costs compared to legacy products, which could negatively impact our gross margins and operating results.

We may experience difficulties with software development, operations, design or marketing that could delay or prevent the introduction or implementation of new or enhanced products, services and applications. We have in the past experienced delays in the planned release dates of new features and upgrades and have discovered defects in new services and applications after their introduction. New products, or new features or upgrades to existing products and services, may not be released according to schedule, or, when released, they may contain defects. Either of these situations could result in adverse publicity, loss of revenue, higher than expected costs, delay in market acceptance or claims by customers against us, all of which could harm our reputation, business, results of operations and financial condition.

Moreover, the development of new or enhanced products, services or applications may require substantial investment, and we must continue to invest a significant amount of resources in our research and development efforts to remain competitive. We do not know whether these investments will be successful. If we are unable to develop, license or acquire new or enhanced products, services and applications on a timely and cost-effective basis, or if such new or enhanced products, services and applications do not achieve adequate market acceptance, we may not be able to realize a return on our investments and our business, financial condition and results of operations may be materially and adversely affected.

We depend on several sole suppliers to provide the components for, and a small number of vendors to manufacture, certain on-premise devices and end-point devices we sell, and any delay or interruption in manufacturing, configuring and delivering by these third parties would result in delayed or reduced shipments to our customers and may increase our costs and harm our business and results of operations.

We primarily contract with manufacturers in China and other Asian countries to produce our on-premise devices and end-point devices and our results of operations has been and could be further affected by slowdowns in manufacturing due to external factors such as the continuing impact of the COVID-19 pandemic, global conflicts and other factors.

We currently do not have long-term contracts with our contract manufacturers and they are not obligated to provide products to, or perform services for, us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. If these third parties are unable or unwilling to deliver products of acceptable quality or in a timely manner, our ability to bring services to market, the reliability of our services and our reputation could suffer. We expect that it could take several months to effectively transition to new third-party manufacturers or fulfillment agents. We may also decide to switch to or bring on additional contract manufacturers to better meet our needs. For example, we are currently transitioning to a new contract manufacturer in Vietnam. Switching to or bringing on a new contract manufacturer and commencing production is expensive and time-consuming and may cause delays in order fulfillment at our existing contract manufacturers or cause other disruptions.

Additionally, several components used in our on-premise devices, end-point devices and new products such as Ooma AirDial are "single sourced" and any interruption in the suppliers of such components could cause our business and operating results to suffer as we identify alternative sources of components. For example, we have experienced longer lead times in the supply of some of these components as a result of global supply chain disruptions caused in-part by the COVID-19 pandemic and war in the Ukraine. We are also subject to the risk of shortages (including changes in the prioritization of our orders), price increases and the risk that our suppliers may discontinue or modify components used in our products. Some product costs have become subject to inflationary pressure in the current global macroeconomic environment and we may not be able to fully offset such higher costs through price increases. The occurrence of other events outside our control, such as public health crises, natural disasters or climate change, could impact our suppliers' facilities and component providers, many of which are located in China and other countries in Asia. Furthermore, the geopolitical and economic uncertainty and/or instability that may result from changes in the relationship among the United States, Taiwan and China, may, directly or indirectly, materially harm our business, financial condition and results of operations. For example, certain of our contract manufacturers and suppliers are dependent on products sourced from Taiwan which has been distinguished in its prevalence in certain global markets. Hence, greater restrictions and/or disruptions of our contract manufacturers' suppliers' ability to operate facilities and/or do business in and with Taiwan may increase the cost of certain materials and/or limit the supply of products sourced from Taiwan and may result in deterioration of our profit margins, a potential need to increase our pricing and, in so doing, may decrease demand for our products and thereby adversely impact our revenue or profitability.

A ransomware attack or other security breach could delay or interrupt service to our customers, compromise the integrity of our systems or data that we collect, result in the loss of our intellectual property or confidential information, harm our reputation, or subject us to significant liability.

Our operations depend on our ability to protect our network from interruption or damage resulting from unauthorized access or entry, computer viruses or malware or other events beyond our control, and our ability to detect any such events. In the past, we have been subject to distributed denial-of-service, or DDOS cyberattacks, and have been subject to other forms of attacks by hackers intent on bringing down our services or accessing confidential information. Although these attempts were not successful in penetrating our network, we may be subject to other DDOS and other forms of attacks in the future, undetected or otherwise. Recent developments in the threat landscape include an increased number of cyber extortion and ransomware attacks, with higher financial ransom demand amounts and increasing sophistication and variety of ransomware techniques and methodology. For example, an increase in cyber-attack activity has been observed in connection with Russia's invasion of Ukraine. We cannot assure you that our backup systems, regular data backups, physical, technological and organizational security protocols and measures and other procedures that are currently in place, or that may be in place in the future, will be adequate to detect or prevent unauthorized access to our systems, significant damage, system interruption, degradation or failure, or data loss or to respond to a cyberattack once launched. Additionally, hackers may attempt to directly gain access to a customer's on-premise appliance, or their mobile phone, which may delay or interrupt services, or may subject our customers to further security risks, including in relation to any connected household devices a customer might have now or in the future, such as our connected smart security sensors and our partner's connected devices or to our network more generally. Also, our services are web-based, and the amount of data we store for our users on our servers has been increasing as our business has grown.

Despite our ongoing efforts to enhance security measures, our infrastructure and those of third parties we rely upon may be vulnerable to hackers, phishing, computer viruses, worms, ransomware other malicious software programs or similarly disruptive problems caused by our customers, employees, consultants or other internet users who attempt to invade public and private data networks. In some cases, we do not have in place disaster recovery facilities for certain ancillary services, such as email delivery of messages. Currently, a majority of our customers authorize us to bill their credit or debit card accounts directly for all transaction fees that we charge. We rely on encryption and authentication technology to ensure secure transmission of confidential information, including customer credit and debit card numbers. Despite our efforts to encrypt and secure transmission of confidential customer information, hackers with sufficiently sophisticated technology or methods may still be able to infiltrate our systems to gain unauthorized access to payment card information. Further, advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect transaction data. In addition, because the techniques used to obtain unauthorized access to the information systems change frequently, and may not be recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Third parties may attempt to fraudulently induce employees, consultants or customers into disclosing sensitive information, such as user names, passwords, customer proprietary network information ("CPNI"), intellectual property or other information in order to gain access to our customers' data or to our data. CPNI includes information such as the phone numbers called by a customer, the frequency, duration, and timing of such calls, and any services purchased by the customer, such as call waiting, call forwarding and caller ID, in addition to other information that may appear on a customer's bill. In addition, because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, due to political uncertainty and military actions associated with Russia's invasion of Ukraine, we and our vendors, business partners, and contractors may be vulnerable to heightened risks of cyber-attacks, including from or affiliated with nation-state actors, which could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services and products. Any compromise or perceived compromise of our security could damage our reputation, and could subject us to significant liability, as well as regulatory action, including financial penalties, which would materially adversely affect our brand, results of operations, financial condition, business and prospects.

See "Risks Related to Security, IT Systems and Intellectual Property" for further risks related to security breaches.

We rely significantly on retailers and reseller partnerships to sell our products; our failure to effectively develop, manage and maintain these sales channels could materially and adversely affect our revenue and business.

A significant portion of our Ooma Residential and Ooma Business product sales are made through a combination of direct sales and leading retailers such as Amazon, Costco.com, Best Buy and Walmart, as well as reseller partnerships. Our future success depends on our ability to effectively maintain, develop and expand our retail channel and reseller partnership sales as we seek to grow and expand our customer base. We generally do not have long-term contracts with our retailers and reseller partners, and we have in the past and may in the future experience a loss of or reduction in sales through any of these third parties, which could materially reduce our revenue and profit margins. Our competitors may in

some cases be effective in causing our current and potential retailers, and reseller partners to favor their services or prevent or reduce sales of our services. If we fail to maintain or develop new relationships with retailers and reseller partners in new markets or expand the number of retailers and reseller partners in existing markets, fail to manage, train, or provide appropriate incentives to our existing retailers and reseller partners, or if they are not successful in their sales efforts, sales of our products and services may decrease and our results of operations would suffer.

Our Talkatone application relies significantly on the Apple and Google app stores for distribution. Its future success depends on our continued ability to distribute Talkatone through these app stores and increase its visibility therein. If Apple or Google determine that Talkatone is non-compliant with their app store vendor policies, they may revoke our rights to sell Talkatone through their app store at any time, which could adversely affect our revenue.

We face competition in our markets and may lack sufficient financial or other resources to compete successfully. Mergers or other strategic transactions involving our competitors could adversely affect our ability to compete effectively and harm our results of operations.

The cloud-based communications and connected services industries are highly competitive and we expect that competition will continue to be intense in the future. Increased competition may result in pricing pressures, reduced profit margins and may impede our ability to continue to increase the sales of our services and products or cause us to lose market share, any of which could substantially harm our business and results of operations. We face continued competition from established communications providers, such as Comcast Corporation, Verizon Communications Inc. and Rogers Communications Inc; as well as traditional on-premise, hardware business communications providers, mobile communications app companies providing "over-the-top" solutions, large internet companies that offer services with features that compete with some of what we offer, and certain other communications companies. These companies currently or may in the future host their solutions through the cloud. Additionally, we recently entered the POTS replacement market and our new AirDial product faces competition from other companies, including Verizon Communications Inc., Granite Telecommunications LLC, and Napco Securities Technologies, Inc., as well as other service providers that bundle their offerings with POTS-related products from POTS replacement equipment manufacturers, such as DataRemote Inc.

Some of our competitors have been acquired, and may in the future consolidate with or be acquired by, other companies and competitors. Some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could adversely affect our ability to compete effectively and lead to downward pricing pressure and our loss of market share, and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our business, results of operations and financial condition.

Furthermore, increased competition may result in aggressive business and pricing tactics by our competitors, including: offering products similar to our platforms and solutions on a bundled basis at no charge; announcing competing products combined with extensive marketing efforts; providing financial incentives to consumers; and asserting intellectual property rights irrespective of the validity of the claims. Our retail partners may offer the products and services of competing companies, which would adversely affect our business. Competition from other companies may also adversely affect our negotiations with service providers and suppliers, including, in some cases, requiring us to lower our prices. We may not be able to compete successfully with the offerings and sales tactics of other companies, which could result in the loss of customers and, as a result, our revenue and profitability could be adversely affected.

To deliver our services, we rely on third parties for our network connectivity and co-location facilities for certain features in our services and for certain elements of providing our services.

We expect that we will continue to rely on third-party service providers for hosting, internet access and other services that are vital to our service offering for the foreseeable future. For example, Equinix, Inc. and others provide data center facilities, and Inteliquent and others provide origination services. Inteliquent is also our primary provider of 911 services. We also rely on third-party service providers for our SMS and speech-to-text services which are sole-sourced. If any of these network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to another third-party network service provider, if one is available, could have a material adverse effect on our business and results of operations.

We may be required to transfer our servers to new data center facilities if we are unable to renew our leases on acceptable terms, if at all, or the owners of the facilities decide to close their facilities, and we may incur significant costs and possible service interruption in connection with doing so. Any financial difficulties, such as bankruptcy or foreclosure, faced by our third-party data center operators or any of the service providers with which we or they contract, may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are

unable to keep up with our increasing needs for capacity, our ability to grow our business could be materially and adversely impacted.

If problems occur with any of these third-party network or service providers, it may cause errors or reduced quality in our services, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or reduced quality in our service, whether caused by our systems or a third-party network or service provider, may result in the loss of our existing customers, delay or loss of market acceptance of our services, termination of our relationships and agreements with our resellers or liability for failure to meet service level agreements, and may seriously harm our business and results of operations.

We rely on purchased or leased hardware and software licensed from third parties in order to offer our services. In some cases, we integrate third-party licensed software components into our platforms. This hardware and software, or future technology we may want to license, may not continue to provide competitive features and functionality or be available to us at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

We also contract with one or more third parties to provide enhanced 911, or E-911, services, including assistance in routing emergency calls and terminating E-911 calls. Our providers operate a national call center that is available 24 hours a day, seven days a week, to receive certain emergency calls and maintain public service answering point, or PSAP, databases for the purpose of deploying and operating E-911 services. On mobile devices, we generally rely on the underlying cellular or wireless carrier to provide E-911 services. Any failure to perform, including interruptions in service, by our vendors, could cause failures in our customers' access to E-911 services and expose us to significant liability and damage our reputation.

Interruptions in our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

Because our technology platforms are complex, incorporate a variety of new computer hardware, and the platforms continue to evolve, our services may have errors, defects or required updates that are identified after customers begin using such services, which could result in unanticipated service interruptions. Although we test our services to detect and correct errors and defects before their initial release and before we make updates or other changes to such services, we have occasionally experienced significant service interruptions as a result of undetected errors or defects and may experience future interruptions of service if we fail to detect and correct errors and defects. In addition, updates to our hardware and/or software due to changes in third-party service providers may be required from time to time. Furthermore, the costs incurred in correcting root causes for service outages and updating our hardware and/or software may be substantial and these and other related consequences could negatively impact our results of operations.

We currently serve the majority of our customers from data centers in Northern California, Texas and Virginia, where we lease space from Equinix, Inc. We also lease data center space in certain cities in Europe and serve some of our customers from cloud service providers. These facilities and the procedures we have implemented to restore services quickly in the event of a service outage, by themselves, will not prevent future outages. Any damage to, or failure of, these facilities, the communications network providers with whom we or they contract or with the systems by which our communications providers allocate capacity among their customers, including us, could result in interruptions in our service. Additionally, in connection with the expansion or consolidation of our existing data center facilities, we may move or transfer our data and our customers' data to other data centers. Despite precautions we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our service.

Despite precautions taken at our hosting facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements that we have in place, our service could be interrupted. Any defects in, or unavailability of, the components of our platforms that cause interruptions of our services could, among other things: cause a reduction in revenue or a delay in market acceptance of our services; require us to issue refunds to our customers or expose us to claims for damages; cause us to lose existing customers and make it more difficult to attract new customers; divert our development resources or require us to make extensive changes to our software, which would increase our expenses and slow innovation; increase our technical support costs; and harm our reputation and brand.

We rely on third parties, including third parties located in Russia, for some of our software development, quality assurance and operations, and anticipate we will continue to do so for the foreseeable future.

We outsource certain of our software development and design, quality assurance and operations activities to third-party contractors that have employees and consultants in a number of international locations, including Russia. Our dependence on third-party contractors creates numerous risks; in particular, international sanctions imposed as a result of Russia's ongoing invasion of Ukraine could limit our ability to transact with our third-party contractors in Russia, which could disrupt or delay current or future planned research and development activities, increase our costs, or force us to shift development efforts to resources in other geographies that may not possess the same level of cost efficiencies.

More generally, there is the risk that we may not maintain control or effective management with respect to these business operations. Our agreements with these third-party contractors are either not terminable by them (other than at the end of the term or upon an uncured breach by us) or require at least 30 days' prior written notice of termination. If we experience problems with our third-party contractors, the costs charged by our third-party contractors increase, or our agreements with our third-party contractors are terminated, we may not be able to develop new solutions, enhance or operate existing solutions or provide customer support in an alternate manner that is equally or more efficient and cost-effective. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and as a result, our competitive position or our results of operations could suffer.

We rely on third parties to provide the majority of our customer service and support representatives. If these third parties do not provide our customers with reliable, high-quality service, our reputation and our business will be harmed, and we may be exposed to significant liability.

We offer customer support through both our online account management website and our toll-free customer support number. Our customer support is currently provided via a third-party provider located in the Philippines, as well as our U.S. employees. The ability to support our customers may be disrupted by natural disasters, inclement weather, civil unrest, strikes, terrorism, breaches of data security, and other adverse events. A significant service outage may cause a high volume of customer support inquiries, and our third-party customer service center may not be able to respond to such inquiries in a timely manner, which would adversely impact our ability to deliver on our customer commitments. We currently offer support almost exclusively in English. As we expand our operations internationally, we have made and will need to continue to make significant expenditures and investments in our customer service and support to adequately address the complex needs of international customers, such as support in multiple foreign languages. Industry consolidation among customer service providers may impact our ability to obtain these services or increase our costs for these services.

If we fail to continue developing our brand or our reputation is harmed, our business may suffer.

We believe that continuing to strengthen our current brand will be critical to achieving widespread acceptance of our services and will require continued focus on active marketing efforts. The demand for and cost of online and traditional advertising have been increasing and may continue to increase. Accordingly, we may need to increase our investment in, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brands. If we fail to promote and maintain our brand, or if we incur substantial expense in an unsuccessful attempt to promote and maintain our brands, our business could be materially and adversely affected.

Our services, as well as those of our competitors, are regularly reviewed and commented upon by online and social media sources, as well as computer and other business publications. Negative reviews, or reviews in which our competitors' products and services are rated more highly than our solutions, could negatively affect our brand and reputation. From time to time, our customers have expressed dissatisfaction with our services, including dissatisfaction with our customer support, our billing policies and the way our services operate. If we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers' confidence, and they may choose to terminate, reduce or not to renew their subscriptions. In addition, many of our customers participate in social media and online blogs about internet-based services, including our services, and our success depends in part on our ability to minimize negative and generate positive customer feedback through such online channels where existing and potential customers seek and share information. If actions we take or changes we make to our services upset these customers, their blogging could negatively affect our brand and reputation. Complaints or negative publicity about our services or customer service could materially and adversely impact our ability to attract and retain customers and our business, financial condition and results of operations.

We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand, financial performance and increase the risk of investing in our stock.

We continue to experience significant growth in our business, including through our expansion domestically and internationally, as well as through our acquisition of OnSIP in July 2022. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to increase our sales and marketing efforts and personnel worldwide, and improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of users. For example, we expect the volume of simultaneous calls to increase significantly as our user base grows, and our network hardware and software may not be able to accommodate this additional simultaneous call volume. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base. Continued growth could also strain our ability to maintain reliable service levels for our users, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train, and retain highly skilled personnel. If we fail to achieve the necessary level of efficiency in our organization as we grow, and if the current and future members of our management team do not effectively scale with this growth, our business, results of operations and financial condition could be materially and adversely affected.

Our business could suffer if we cannot obtain or retain direct inward dialing numbers ("DIDs"), are prohibited from obtaining local or toll-free numbers, or are limited to distributing local or toll-free numbers to only certain customers.

Our future success depends on our ability to procure large quantities of local and toll-free DIDs in the U.S. and foreign countries in desirable locations at a reasonable cost and without restrictions. Our ability to procure and distribute DIDs depends on factors outside of our control, such as applicable regulations, the practices of the communications carriers that provide DIDs, the cost of these DIDs, and the level of demand for new DIDs. Due to their limited availability, there are certain popular area code prefixes we generally cannot obtain. Our inability to acquire DIDs for our operations would make our services less attractive to potential customers in the affected local geographic areas, which could adversely affect our revenue growth. In addition, future growth in our customer base and the customer bases of our competitors will increase our dependence on needing sufficiently large quantities of DIDs.

If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.

We support local number and toll-free number portability, which allows our customers to transfer to us and thereby retain their existing phone numbers when subscribing to our services. During the number transfer process, our new customers must maintain both our service and their existing phone service. We depend on third-party carriers to transfer phone numbers, a process we do not control, and these third-party carriers may refuse or substantially delay the transfer of these numbers to us. Local number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, we may experience increased difficulty in acquiring new customers. Moreover, the FCC requires us to comply with specified number porting timeframes when customers leave our service for the services of another provider. In Canada, the CRTC has imposed a similar number portability requirement on service providers like us. If we, or our third-party carriers, are unable to process number portability requests within the requisite timeframes, we could be subject to fines and penalties. Additionally, in the U.S., both customers and carriers may seek relief from the relevant state public utility commission, the FCC, or in state or federal court for violation of local number portability requirements.

We may not be able to achieve or sustain profitability in the future and our rates of growth may decline.

We have incurred net losses since our inception, including net losses of approximately $3.7 million in fiscal 2023. We have expended significant resources to develop, market, promote, grow our customer base and sell our products and solutions and we expect to continue investing for future growth. Although we generated cash from operations of $8.8 million for fiscal 2023, we cannot assure you that our operating cash flow will remain positive in the future as we continue to invest in efforts to scale our business. Achieving profitability will require us to increase revenue, manage our cost structure and avoid significant liabilities. Revenue growth and growth of our active user base may slow, revenue may decline or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increasing competition (including competitive pricing pressures), our achievement of greater market penetration, a decrease in the growth of the markets in which we compete, or failure for any reason to continue capitalizing on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, service delivery and quality problems and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, investors' perceptions of our business may be adversely affected, our financial performance will be harmed and our stock price could be volatile or decline.

Our quarterly and annual results have fluctuated in the past and may continue to do so. As a result, we may fail to meet or to exceed the expectations of analysts or investors, which could cause our stock price to fluctuate.

Our quarterly and annual results of operations and cash flows, have varied historically from period to period, and we expect that they will continue to fluctuate due to a variety of factors, many of which are outside of our control, including:

- our ability to retain existing customers and attract new customers, sell premium solutions to our existing customers and introduce new solutions;
- the actions of our competitors, including pricing changes or the introduction of new solutions and products;
- our ability to effectively manage our growth and successfully penetrate the communications and connected services markets for businesses, residential and mobile;
- the number of monthly, annual and multi-year subscriptions at any given time;
- the timing, cost and effectiveness of our advertising and marketing efforts;
- the timing, operating cost and capital expenditures for the operation, maintenance, and expansion of our business;
- delays or disruptions in our supply chain;
- the timing of our decisions with regard to product resource allocation;
- seasonality of consumers' purchasing patterns and seasonality of advertising patterns;
- service outages or security breaches and any related impact on our reputation;
- our ability to accurately forecast revenue and appropriately plan our expenses;
- our ability to effectively transact with our third-party software development contractors in Russia, including any disruptions or delays in research and development activities due to international sanctions imposed as a result of Russia's ongoing invasion of Ukraine;
- costs associated with defending and resolving intellectual property infringement and other claims;
- changes in tax laws, regulations, or accounting rules;
- the timing and cost of developing or acquiring technologies, services or businesses and our ability to successfully manage any such acquisitions;
- how well we execute on our strategy and operating plans and the impact of changes in our business model that could adversely impact our results of operations and financial condition;

- the impact of worldwide economic, industry, and market conditions, such as liquidity constraints and higher levels of inflation; and
- quarantines, travel limitations, or business disruptions in regions affecting our operations, including our field sales and installation services teams, or the operations of third parties upon which we rely, stemming from the actual, imminent or perceived outbreaks of epidemics or pandemics.

Any one of the factors above, or the cumulative effect of some or all of the factors referred to above, may result in significant fluctuations in our quarterly and annual results of operations and cash flows. This variability and unpredictability could result in our failure to meet our internal operating plan or the expectations of securities analysts or investors for any period, which could cause our stock price to decline. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we may not be able to mitigate the negative impact on net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of securities analysts or investors, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class-action suits.

If additional tariffs or other restrictions are placed on our goods imported from other countries, or if the United States were to withdraw from or modify existing trade agreements or regulations, our revenue, gross margin, and results of operations may be materially harmed.

Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us, or could increase the lead times of certain components and equipment that we may purchase from foreign vendors located in China and other countries, or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations. For example, during 2019, the U.S. federal government announced new and increased tariffs on certain Chinese imported goods, and China imposed tariffs in response to the actions of the U.S. Such actions subjected a wide range of our products to tariffs and increased existing tariffs on certain of our products, which have negatively impacted, and could continue to negatively impact our gross margins. If additional tariffs or other restrictions, including quotas, embargoes, safeguards and customs restrictions, are placed on goods imported into the United States, or any related counter-measures are taken by other countries, our revenue and results of operations may be materially harmed. We cannot assure you that the current U.S. administration will not continue to increase tariffs on imports from China or alter trade agreements and terms between China and the United States, which may include limiting trade with China.

In addition, the U.S. National Defense Authorization Act for Fiscal Year 2019 imposed a ban on the use of certain surveillance, telecommunications, and other equipment manufactured in China, to help protect critical infrastructure and other sites deemed to be sensitive for national security purposes in the U.S. Further, in 2021, the Secure Equipment Act of 2021 required the FCC to adopt rules clarifying that it will no longer review or approve any authorization application for certain surveillance, telecommunications, and other equipment that poses an unacceptable risk to national security. While these measures have not had a direct effect on our supply chain, any expansion to this ban or imposition of any similar bans by the U.S. federal government may require us to find new sources of system assembly or other products that we import, which may result in higher costs and disruption to our business.

We are dependent on international trade agreements and regulations, such as the United States-Mexico-Canada Agreement, or USMC. If the United States were to withdraw from or materially modify certain international trade agreements or regulations, our business and operating results could be materially and adversely affected and our customer relationships in Canada and other countries could be harmed.

If we do not manage inventory levels and purchase commitments effectively, we may experience excess inventory levels, inventory obsolescence, or inventory shortages that could adversely affect our results of operations.

Our vendor-supplied on-premise devices and end-point devices, as well as materials and components for new products such as AirDial and enhanced versions of existing products, frequently have lead times of several months or longer for delivery and are built based on our estimates of future demand. If we overestimate our requirements, we may incur liabilities for excess or obsolete inventory, which could negatively affect our gross margins. Conversely, if we underestimate our requirements, our suppliers may have inadequate supplies of the devices or materials and components required to assemble our products, which could result in an interruption of the assembly of our products, delays in shipments or installations and deferral or loss of revenue. Our ability to accurately forecast demand is affected by many factors, including an increase or decrease in customer demand for our products and services, changes in consumer preferences, market acceptance of new product and service introductions by us and our competitors, levels of inventory held by channel partners, sales promotional activities by us or our competitors, and unanticipated changes in general market demand and macro-economic conditions. In addition, because we rely on third-party contract manufacturers and other vendors for the supply of our devices and components, our inventory levels are subject to the conditions regarding the timing of purchase orders and delivery dates not within our control.

In recent periods, we have increased our inventory levels and non-cancelable purchase commitments to third party contract manufacturers and other suppliers to mitigate supply disruptions caused by component shortages, longer lead times and increased transportation uncertainty. Additionally, our increased inventory levels reflect higher unit costs for some products that have been impacted by supply chain constraints and inflationary pressure in the current global macroeconomic environment as well as certain components being subject to end-of-life. These increased levels may result in write-down charges from excess or obsolete inventory, charges from excess purchase commitments, the sale of inventory at discounted prices, and other actions, which may cause our gross margin to decline and harm our reputation and brand.

Conversely, insufficient levels of inventory could interrupt the assembly of our products, delay shipments or installations and cause deferral or loss of revenue, any of which may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our services could result in loss of customers or harm to our ability to attract new customers. Additionally, retailers may elect to return any unsold inventory without any penalty, which could result in excess inventory charges. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We may lose key members of our management team and other key employees, and may be unable to attract and retain employees we need to support our operations and growth.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue opportunities and services innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. The replacement of any of these senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. Many members of our senior management have been our employees for many years and therefore have significant experience and understanding of our business that would be difficult to replace. Our inability to attract and retain the necessary personnel could adversely affect our business, financial condition or results of business. We do not maintain key person insurance for any of our personnel.

We are continuing to expand our international operations, which may expose us to significant risks.

To date, we have not generated significant revenue from outside of the U.S. and Canada, but we have continued to expand operations outside North America as we ramp up to provide services in certain countries internationally. The future success of our business will depend, in part, on our ability to expand our operations and customer base worldwide. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks different from those in the U.S. Because of our limited experience with international operations and developing and managing sales and distribution channels in international markets, our expansion efforts may not succeed. We face risks in doing business internationally that could materially and adversely affect our business, including:

- our ability to comply with differing and evolving technical and environmental standards, telecommunications regulations, and certification requirements outside the U.S.;
- our ability to comply with different and evolving laws, rules, regulations and standards relating to data privacy, data protection, data localization and data security enacted in countries in which we operate or do business;
- potential contractual and other liability to our business partners if we fail to meet their aggressive expansion schedules in new locations;
- difficulties and costs associated with staffing and managing foreign operations;
- potentially greater difficulty collecting accounts receivable and longer payment cycles;
- the need to adapt and localize our services for specific countries;
- the need to offer customer care in various native languages;
- reliance on third parties over which we have limited control for marketing and reselling our services;
- availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;
- lower levels of adoption of credit or debit card usage for internet related purchases by foreign customers and compliance with various foreign regulations related to credit or debit card processing and data privacy;
- difficulties in understanding and complying with local laws, regulations, and customs in foreign jurisdictions;
- export controls and trade and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control;
- tariffs and other non-tariff barriers, such as quotas and local content rules;
- tariffs imposed by the U.S. on goods from other countries and tariffs imposed by other countries on U.S. goods, including the tariffs implemented and additional tariffs that have been proposed by the U.S. government on various imports from China, Canada, Mexico and the EU, and by the governments of these jurisdictions on certain U.S. goods, and any other possible tariffs that may be imposed on services such as ours, the scope and duration of which, if implemented, remain uncertain;
- compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA;
- more limited protection for intellectual property rights in some countries;
- adverse tax consequences;
- fluctuations in currency exchange rates, economic stability, and inflationary conditions which could increase the price of our services outside of the U.S., increase the expenses of our international operations, including expenses related to foreign contractors, and expose us to foreign currency exchange rate risk;
- exchange control regulations, which might restrict or prohibit our conversion of other currencies into U.S. Dollars;
- restrictions on the transfer of funds;
- international conflict and sanctions, such as those resulting from Russia's ongoing invasion of Ukraine;
- deterioration of political relations between the U.S. and other countries; and
- political or social unrest or economic instability in a specific country or region, which could have an adverse impact on our third-party software development and quality assurance operations there.

Failure to manage any of these risks could harm our future international operations and our overall business.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our results of operations.

Our business strategy has in the past and may, from time to time in the future, include acquiring or investing in complementary services, technologies or businesses. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users, customers or investors. If we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, the revenue and operating results of the combined company could be adversely affected. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely impact our business, financial condition, operating results and cash flows. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We have recorded significant goodwill and intangible assets in connection with our acquisitions, and in the future, if our acquisitions do not yield expected revenue, we may be required to take material impairment charges that could adversely affect our results of operations.

We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. In addition, our future operating results may be impacted by performance earnouts or contingent payments. Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and subsequent amortization or impairments of amounts related to certain purchased intangible assets or goodwill, any of which could negatively impact our future results of operations. For example, in the third quarter of fiscal 2023, we recorded asset impairment charges of $1.4 million related to leased office facilities assumed in our acquisition of OnSIP in July 2022 that we determined are not needed for the future growth of our business.

When we enter into strategic transactions in which we acquire other companies, we cannot guarantee we will be able to successfully integrate the teams, assets, technologies or business of these target companies into our business, that we will be able to fully recover the costs of such transactions, that we will retain existing key customer and partner relationships, that we will be successful in leveraging such strategic transactions into increased business for our products, or that we will otherwise be able to achieve the intended results of the acquisitions.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We intend to continue making expenditures and investments to support the growth of our business. In the future, we may require additional capital to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may decide to engage in equity or debt financings, draw down under our existing credit facility or enter into new credit facilities to secure additional funds. However, additional funds may not be available when we need them on terms acceptable to us, or at all, due to among other factors, general macro-economic conditions, including rising interest rates, volatile credit markets and inflation. For example, our existing credit facility contains affirmative and negative covenants relating to our capital raising activities and other financial and operational matters, including covenants which may limit our ability to, among other things, incur additional indebtedness and liens, make certain investments, merge or consolidate with other entities and make certain dispositions. Any debt financing we secure in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

Adverse developments that affect financial institutions, or concerns about such developments, have in the past and may in the future lead to market-wide liquidity problems and disruptions in the financial services industry. For example, in March 2023, the closure of Silicon Valley Bank and Signature Bank destabilized many financial institutions and created uncertainty across the industry. Future defaults or other similar destabilizing events could impact the credit markets and adversely impact our ability to access our capital and to obtain debt financing on favorable terms.

If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders could suffer significant dilution. Any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing under our credit facility or alternative sources on terms satisfactory to us, our ability to continue pursuing our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected, and the trading price of our common stock would likely decline.

Our success depends, in part, on increased acceptance of our connected services, applications and products.

Our future growth depends on our ability to significantly increase revenue generated from our Ooma Business and Ooma Residential communications solutions and other connected services. The markets for cloud-based communications and other connected services are evolving rapidly and are characterized by an increasing number of market entrants. If these markets fail to develop, develop more slowly than we anticipate or develop in a manner different than we expect, our services could fail to achieve market acceptance, which in turn could materially and adversely affect our business.

Our future growth in the small and medium-sized business and enterprise markets depends on the continued use of voice communications by businesses, as compared to e-mail and other data-based methods. A decline in the overall rate of voice communications by businesses would harm our business. Furthermore, our continued growth depends on future demand for and adoption of internet voice communications systems and services and on future demand for connected communications services. Although the number of broadband subscribers worldwide has grown significantly in recent years, only a small percentage of businesses have adopted internet voice communications services to date. For demand and adoption of internet voice communications services by businesses to increase, internet voice communications networks must improve the quality of their service for real-time communications by managing the effects of and reducing packet loss, packet delay, and packet jitter, as well as unreliable bandwidth, so that high-quality service can be consistently provided. Additionally, the cost and feature benefits of internet voice communications must be sufficient to cause customers to switch from traditional phone service providers. We must devote substantial resources to educate potential customers about the benefits of internet voice communications solutions, in general, and of our services in particular. If any or all of these factors fail to occur, our business may be materially and adversely affected.

Our Ooma Residential product and services are sold primarily to individuals and families. With the growth of mobile technologies, many consumers have chosen to eliminate their home telephone service. Our ability to continue growing our user base depends on our ability to convince customers and potential customers that our service is sufficiently useful and cost-effective, that it makes sense to maintain or establish home telephone services with us. Our growth could slow and our financial condition could be adversely affected if the trend of eliminating home telephone service continues or accelerates.

Our mobile platform, available to any consumer with a Wi-Fi® or cellular data connected mobile device, operates in a market that is fragmented and where it is difficult to gain consumer awareness. Many of our competitors in this market have been able to establish a significant user base and reputation in the market, which may make it more difficult for our products to be adopted. Furthermore, as new mobile devices are released, we may encounter difficulties supporting these devices and services, and we may need to devote significant resources to the creation, support, and maintenance of our mobile applications. Additionally, our competitors may allocate additional resources to marketing and promotion of their products, making it even more difficult to be noticed. It is also unclear how the adoption of "over-the-top" based communications will continue to grow. If the number of consumers using "over-the-top" based communications stagnates or declines, such movement may result in an intensified competition for consumers in this space.

Risks Related to Security, IT Systems and Intellectual Property

We have incurred, and expect to continue to incur, significant costs to protect against security breaches. We may incur significant additional costs in the future to address any actual or perceived security breaches.

Any system failure or security breach that causes interruptions or data loss in our operations or in the computer systems of our customers or leads to the misappropriation of our or our customers' CPNI could result in significant liability to us. Such failure or breach could cause our service to be perceived as not being secure, subject us to regulatory requirements such as FCC notification, result in significant monetary costs, such as fines, legal fees and expenditures to improve and enhance our security measures, cause considerable harm to us and our reputation (including requiring notification to customers, regulators or the media) and deter current and potential customers from using our services.

We could incur significant costs, both monetary and with respect to management's time and attention, to investigate and remediate a data security breach. Because our onboarding and billing functions are conducted primarily through a single data center, any security breach in that data center may cause an interruption in our business operations. If any of these events occurs, or is believed to occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business, including our ability to provide maintenance and support services to our channel partners and end-customers, may be impaired. If current or prospective channel partners and end-customers believe that our systems and solutions do not provide adequate security for their businesses' needs, our business and our financial results could be harmed. Actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Although we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, although we have developed an information security program, we cannot guarantee these measures would be sufficient to protect us from a network security incident. Any actual or perceived compromise or breach of our security measures, or those of our third-party service providers, or any unauthorized access to, misuse or misappropriation of personally identifiable information, channel partners' or end-customers information, or other information, could violate applicable laws and regulations, contractual obligations or other legal obligations and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, any of which could have an material adverse effect on our business, financial condition and operating results.

Failures in internet infrastructure or interference with broadband access could cause current or potential customers to believe that our systems are unreliable, leading our current customers to switch to our competitors or potential customers to avoid using our services.

Many of our services depend on our customers' broadband access to the internet, usually provided through a cable or digital subscriber line, or DSL, connection. In addition, users who access our services and applications through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as Wi-Fi, 3G, 4G, 5G or LTE, to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and internet access marketplace, including incumbent phone companies, cable companies and wireless companies. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of internet and mobile infrastructure, resulting in outages or deteriorations in connectivity and negatively impacting the quality with which we can deliver our solutions. As our customer base grows and their usage of communications capacity increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers' usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. Furthermore, as the rate of adopting new technologies increases, the networks on which our services and applications rely may not be able to sufficiently adapt to the increased demand for these services, including ours. In the past, we have experienced disruptions to our service and were able to restore service without incurring material expenses. Outages to date have not materially affected our results of operations. However, the costs incurred in correcting root causes for service outages may be substantial and these and other related consequences could negatively impact our results of operations.

Some of the providers of broadband internet access and high-speed mobile access, such as AT&T and Verizon, market and sell products and services to our current and potential customers that directly compete with our own offerings, which can potentially give such providers a competitive advantage. Broadband providers also may take measures that affect their customers' ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to

charge their customers more for also using our services. A number of states have enacted or are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether state initiatives will be modified, overturned, or vacated by legal action of the court, federal or state legislation, or the FCC.

The FCC's orders could affect the market for broadband internet access service in a way that impacts our business, for example by increasing the cost of broadband internet service and thereby depressing demand for our services, by increasing the costs of services we purchase or by creating tiers of internet access service and by either charging us for or prohibiting us from being available through these tiers, and we cannot predict the impact of these events upon our business and results of operations.

Frequent or persistent interruptions could cause current or potential users to believe that our systems or services are unreliable, leading them to switch to our competitors or to avoid our services, and could permanently harm our reputation and brands. Because some of our services rely on integration between features that use both wired and wireless infrastructures, any of the aforementioned problems with either wired or wireless infrastructure may result in the inability of customers to take advantage of our integrated services and therefore may decrease the attractiveness of our collective services to current and potential customers.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

A majority of our customers authorize us to bill their credit card accounts directly for service fees that we charge. If people pay for our services with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies' claims that the customer did not authorize the credit card transaction to purchase our service, something we have experienced in the past. If the number of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks and we could lose the right to accept credit cards for payment. We have also been affected by the credit card breaches at various retail stores, which have caused millions of consumers to cancel credit cards as a result of the breach. We have found that some consumers do not renew their services after a card cancellation, which can have a material negative impact on our revenue. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time.

We are currently not in compliance with all of the applicable technical requirements of the Payment Card Industry Data Security Standard, or PCI, but we are working to become fully compliant as soon as is practicable. If we fail to become compliant or maintain compliance with current merchant standards, such as PCI, or fail to meet new standards, the credit card associations may fine us or, while unusual, may impose certain restrictions on our ability to accept credit cards or terminate our agreements with them, rendering us unable to accept credit cards as payment for our services. Our services have been in the past, and may also be in the future, subject to fraudulent or abusive usage in violation of applicable law or our acceptable use policies, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams, and other fraudulent schemes, any of which could result in our incurring substantial costs for the completion of calls. Although our customers are required to set passwords and Personal Identification Numbers, or PINs, to protect their accounts and may configure in which destinations international calling is enabled from their extensions, third parties have accessed and used our customers' accounts and extensions through fraudulent means in the past, and they may do so in the future, which also could result in substantial call completion and other costs for us. In addition, third parties may have attempted in the past, and may attempt in the future, to fraudulently induce employees or consultants into disclosing customer credentials and other account information. Communications fraud can result in unauthorized access to customer accounts and data, unauthorized use of customers' services, and charges to customers for fraudulent usage and expenses we must pay to carriers. We may be required to pay for these charges and expenses with no reimbursement from the customer, and our reputation may be harmed if our services are subject to fraudulent usage.

Although we have implemented multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments, which could cause our paid customer base to significantly decrease, could have a material adverse effect on our results of operations, financial condition and ability to grow our business.

Accusations of infringement of intellectual property rights could materially and adversely affect our business.

There has been substantial litigation in the sectors in which we operate regarding intellectual property rights. In the past, we have been sued by third parties claiming infringement of their intellectual property rights and we were able to settle such litigation. However, we may be sued for infringement in the future, and we cannot assure you that we will be able to settle any future claims or, if we are able to settle any such claims, that the settlement will be on favorable terms. Our broad range of technology may increase the likelihood that third parties will claim that we infringe their intellectual property rights.

We have in the past received, and may in the future receive, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Notwithstanding their merits, accusations and lawsuits like these often require significant time and expense to defend, may negatively affect customer relationships, may divert management's attention away from other aspects of our operations and, upon resolution, may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Certain technology necessary for us to provide our services may, in fact, be patented by other parties either now or in the future. If such technology were validly patented by another person, we would have to negotiate a license for the use of that technology. We may not be able to negotiate such a license at a price that is acceptable to us or at all. The existence of such a patent, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using the technology and cease offering products and services incorporating the technology, which could materially and adversely affect our business and results of operations. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liability for such infringement, which could be material. Among other negative consequences, we could also be prohibited from using or selling certain products or services, prohibited from using certain processes, or required to redesign certain products or services, each of which could have a material adverse effect on our business and results of operations.

Any failure to obtain registration or protection of our intellectual property rights could materially and adversely affect our business.

We rely, in part, on patent, trademark, copyright and trade secret law to protect our intellectual property in the U.S. and abroad. We cannot assure you that the particular forms of intellectual property protection we seek, including business decisions about when to file patents and when to maintain trade secrets, will be adequate to protect our business. We seek to protect our technology, software, documentation and other information under trade secret and copyright law, which afford only limited protection. For example, improper disclosure of trade secret information by our current or former employees, consultants, third-party contractors, customers or vendors to the public or others who could make use of the trade secret information would likely preclude that information from being protected as a trade secret.

We cannot predict whether our pending patent applications will result in issued patents or whether any issued patents will effectively protect our intellectual property. Even if a pending patent application results in an issued patent, the patent may be circumvented or its validity may be challenged in various proceedings in U.S. District Court, before the U.S. Patent and Trademark Office or before their foreign equivalents, such as reexamination, which may require legal representation and involve substantial costs and diversion of management time and resources. In addition, we cannot assure you that every significant feature of our solutions is protected by our patents, or that we will mark our products with any or all patents they embody. As a result, we may be prevented from seeking damages in whole or in part for infringement of our patents.

The unlicensed use of our brand, including domain names, by third parties could harm our reputation, cause confusion among our customers and impair our ability to market our products and services. Though we have registered numerous trademarks and service marks, have applied for registration of additional trademarks and service marks and have acquired a number of domain names in and outside the U.S. if our applications receive objections or are successfully opposed by third parties, it will be difficult for us to prevent third parties from using our brand without our permission. Moreover, successful opposition to our applications might encourage third parties to make additional oppositions or commence trademark infringement proceedings against us, which could be costly and time consuming to defend against. There have been in the past, and may be in the future, instances where third parties have used our trade names, or have adopted confusingly similar trade names to ours. If we are not successful in protecting our trademarks, our trademark rights may be diluted and subject to challenge or invalidation, which could materially and adversely affect our brand.

We may not be able to protect or enforce our proprietary rights in the U.S. or internationally. We typically enter into confidentiality and invention assignment agreements with our employees, consultants, third-party contractors (including contractors located in Russia and the Philippines), customers and vendors in an effort to control access to use and

distribution of our technology, software, documentation and other information. These agreements may not effectively prevent unauthorized use or disclosure of confidential information and may not provide an adequate remedy in the event of such unauthorized use or disclosure, and it may be possible for a third party to legally reverse engineer, copy or otherwise obtain and use our technology without authorization. In addition, such agreements may not adequately protect our proprietary rights in foreign countries, where effective intellectual property protection may be unavailable or limited. Our competitors may independently develop technologies similar or superior to our technology, duplicate our technology in a manner that does not infringe our intellectual property rights or design around any of our patents. Furthermore, detecting and policing unauthorized use of our intellectual property is difficult and resource-intensive. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or not, could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition and results of operations.

Potential problems with our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, distribution of our services, billing our customers, processing credit card transactions, customer relationship management, supporting financial planning and analysis, accounting functions and financial statement preparation and otherwise running our business. Information systems may experience interruptions, including interruptions of related services from third-party providers, which may be beyond our control. Such business interruptions could cause us to fail to meet customer requirements. All information systems, both internal and external, are potentially vulnerable to damage or interruption from a variety of sources, including without limitation, computer viruses, ransomware attacks or other security breaches, energy blackouts, natural disasters, terrorism, war, telecommunication failures, and employee or other theft, as well as third-party provider failures. Any disruption in our information systems and those of the third parties upon which we rely could have a significant impact on our business.

We may implement enhanced information systems in the future to meet the demands resulting from our growth and to provide additional capabilities and functionality. The implementation of new systems and enhancements is frequently disruptive to the underlying business of an enterprise, and can be time-consuming and expensive, increase management responsibilities and divert management attention. Any disruptions relating to our systems enhancements or any problems with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could materially and adversely affect our business. Even if we do not encounter these material and adverse effects, the implementation of these enhancements may be much costlier than we anticipated. If we are unable to successfully implement the information systems enhancements as planned, our financial position, results of operations and cash flows could be negatively impacted.

Our use of open source technology could impose limitations on our ability to commercialize our services.

We use open source software in our platforms on which our services operate. There is a risk that the owners of the copyrights in such software may claim that such licenses impose unanticipated conditions or restrictions on our ability to market or provide our services. If such owners prevail in such claim, we could be required to make the source code for our proprietary software (which contains our valuable trade secrets) generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our services, to re-engineer our technology, or to discontinue offering our services in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could cause us to discontinue our services, harm our reputation, result in customer losses or claims, increase our costs or otherwise materially and adversely affect our business and results of operations. If a copyright holder of such open source software were to allege we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions.

Regulatory and Tax Matters

Our services are subject to regulation and future legislative or regulatory actions could adversely affect our business and expose us to liability.

Federal Regulation. Our business is regulated by the FCC. As a communication services provider, we are subject to FCC regulations relating to privacy, disability access, law enforcement access, porting of numbers, revenue reporting, Federal USF contributions and other regulatory assessments, E-911, and other matters. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, substantial fines, loss of licenses, potential private right of actions and possibly restrictions on our ability to operate or offer certain of our services. Any enforcement action by the FCC, which may include a public process, would hurt our reputation in the industry, possibly impair our ability to sell our services to customers and could have a materially adverse impact on our revenue.

State Regulation. We are also subject to state consumer protection laws, as well as U.S. state, municipal and local sales, use, excise, utility user and ad valorem taxes, fees or surcharges. The imposition of such regulatory obligations or the imposition of additional taxes on our services could increase our cost of doing business and limit our growth.

International Regulation. As we expand internationally, we are subject to telecommunications, consumer protection, data privacy and other laws and regulations in the foreign countries where we offer our services. Our international operations are potentially subject to country-specific governmental regulation and related actions that may increase our costs and prevent us from offering or providing our products and services in certain countries. Certain of our services may be used by customers located in countries where VoIP and other forms of IP communications may be illegal or require special licensing. In countries where local laws and regulations prohibit (or come to prohibit) the use of our products, users may continue to use our products and services, which could subject us to costly penalties or governmental action adverse to our business and damaging to our brand and reputation, our international expansion efforts, or our business and operating results.

The adoption of additional 911 requirements by the FCC could increase our costs that could make our service more expensive, decrease our profit margins, or both.

We may not be able to comply with additional 911 requirements adopted by the FCC for interconnected VoIP providers, providers of enterprise telephone services, non-interconnected VoIP providers and texting providers. We may or may not be able to comply with these obligations. For example, beginning January 6, 2022, providers of non-fixed interconnected VoIP services were required to supply automated dispatchable location, if technically feasible, or either registered location information obtained by the customer or alternative location information. At present, we have no means to automatically identify the physical location of our customers. Our obligation to comply with the FCC's VoIP E-911 order and related costs puts us at a competitive disadvantage to VoIP service providers who are either not subject to the requirements or have chosen not to comply with the FCC's mandates. We cannot guarantee emergency calling service consistent with the VoIP E-911 order will be available to all of our customers, especially those accessing our services on a mobile device or from outside of the U.S. The FCC's current E-911 requirements and changes to those requirements, including their impact on our customers due to service price increases or other factors could have a material adverse effect on our business, financial condition or operating results.

If we cannot comply with the FCC's rules imposing call signaling requirements on VoIP providers, we may be subject to fines, cease and desist orders, or other penalties.

The FCC's rules regarding the system of compensation for various types of traffic require, among other things, interconnected VoIP providers who originate interstate or intrastate traffic destined for the PSTN, to transmit the telephone number associated with the calling party to the next provider in the call path. Intermediate providers must pass unaltered calling party number or charge number signaling information they receive from other providers to subsequent providers in the call path. In addition, effective June 30, 2021, voice service providers in the U.S. were required to either fully implement "STIR/SHAKEN" technology on their entire networks or implement a robocall mitigation program on those portions of their networks that are not STIR/SHAKEN-enabled. Canada is also currently in the process of implementing STIR/SHAKEN requirements. Although we have implemented STIR/SHAKEN in the U.S. and are in the process of implementing STIR/SHAKEN in Canada, to the extent that we inadvertently pass traffic that does not have appropriate calling party number or charge number information, we could be subject to fines, cease and desist orders, or other penalties. Similarly, to the extent that we cannot authenticate our customers, their traffic may be more likely to be blocked or adversely labeled. Additionally, as a VoIP provider, we rely on the FCC to design rules that do not disadvantage our service relative to those of incumbent local exchange carriers and competitive local exchange carriers. Should the FCC decide to do so, it could result in an inferior user experience for Ooma's service, which may negatively impact our business.

We may not be able to comply with FCC rules governing completion of calls to rural areas and related reporting requirements.

The FCC's rules governing the completion of calls to rural areas and related reporting requirements require us, among other things, to monitor the performance of our intermediate providers – telecom companies we use to help complete telephone calls to rural areas and take steps to prevent rural call completion problems that may be caused by our intermediate providers, such as persistent low answer or completion rates, unexplained anomalies in performance, or repeated complaints to the FCC. Under certain circumstances, if our routing choices, meaning the intermediate providers we chose to help us complete calls to rural areas, result in lower quality service, we may be held liable for the actions taken by our intermediate providers. If we cannot comply with these rules, we could be subject to investigation and enforcement action and could be exposed to substantial liability. The FCC also has increased enforcement activity related to completion of calls to rural customers, and we could be subject to substantial fines and to conduct requirements that could increase our costs if we are the subject of an enforcement proceeding and cannot demonstrate calls from our customers to rural customers are completed at a satisfactory rate.

Failure to comply with communications and telemarketing laws could result in significant fines or place significant restrictions on our business.

We rely on a variety of marketing techniques in connection with our sales efforts, including telemarketing and email marketing campaigns. We also record certain telephone calls between our customers or potential customers and our sales and service representatives for training and quality assurance purposes. These activities are subject to a variety of state and federal laws such as the Telephone Consumer Protection Act of 1991 (also known as the Federal Do-Not-Call law, or the TCPA), the Telemarketing Sales Rule, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (also known as the CAN-SPAM Act) and various U.S. state laws regarding telemarketing and telephone call recording. These laws are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making our compliance efforts more challenging. We cannot be certain our efforts to comply with these laws, rules and regulations will be successful, or, if they are successful, that the cost of such compliance will not be material to our business. Changes to these or similar laws, or to their application or interpretation, or new laws, rules and regulations governing our communication and marketing activities could adversely affect our business. In the event that any of these laws, rules or regulations significantly restricts our business, we may not be able to develop adequate alternative communication and marketing strategies. Further, non-compliance with these laws, rules and regulations carries significant financial penalties and the risk of class action litigation, which would adversely affect our financial performance and significantly harm our reputation and our business.

The FCC has continued to increase regulation of interconnected VoIP services and may at any time determine certain VoIP services are telecommunications services subject to traditional common carrier regulation.

The FCC is considering, in various proceedings, issues arising from the transition from traditional copper networks to IP networks. The FCC is also considering whether interconnected VoIP services should be treated as telecommunications services, which could subject interconnected VoIP services to additional common carrier regulation. The FCC's efforts may result in additional regulation of IP network and service providers, which may negatively affect our business.

Reform of federal and state Universal Service Fund programs could increase the cost of our service to our customers, diminishing or eliminating our pricing advantage.

The FCC and a number of states are considering modifications to USF programs, including the manner in which companies, like us, contribute to the federal USF program, and whether certain non-interconnected VoIP providers and broadband providers, among others, should contribute to the USF. If the FCC or certain states modify contribution obligations that continue to increase our contribution burden, we will either need to absorb the increased costs or raise the amount we currently collect from some of our customers to cover these obligations, which would either reduce our profit margins or diminish our price advantage. A number of states require us to contribute funds to state USF programs, while others are actively considering extending their programs to include the services we provide. We currently charge our customers certain fees and other surcharges, which may result in our services becoming less competitive as compared to those provided by others. If our pricing advantage is diminished or eliminated, or if we are required to absorb these increased costs and not pass-through to our customers, our results of operations would be negatively impacted.

Our products must comply with industry standards, FCC regulations, state, local, country-specific and international regulations, and changes may require us to modify existing products and/or services.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our unique hybrid SaaS connectivity platforms rely on communication standards such as SIP, SRTP and network standards such as TCP/IP and UDP to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application and about the definition of the standards themselves. We also must comply with certain rules and regulations of the FCC regarding electromagnetic radiation and safety standards established by Underwriters Laboratories ("UL"), as well as similar regulations and standards applicable in other countries. In addition, the market acceptance of POTS replacement products such as Ooma AirDial will depend on compliance with industry standards such as National Fire Protection Association NFPA 72, UL 864 and American Society of Mechanical Engineers ASME A17.1B. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. We must comply with certain federal, state and local requirements regarding how we interact with our customers, including marketing practices, consumer protection, privacy, and billing issues, the provision of 9-1-1 emergency service and the quality of service we provide to our customers. The failure of our products and services to comply, or delays in compliance, with various existing and evolving standards could delay or interrupt volume production of our VoIP telephony products, subject us to fines or other imposed penalties, or harm the perception and adoption rates of our service, any of which would have a material adverse effect on our business, financial condition or operating results.

We process, store, and use personal information and other data, which subjects us and our customers to a variety of evolving industry standards, contractual obligations and other legal rules related to privacy, which may increase our costs, decrease adoption and use of our products and services, and expose us to liability.

There are numerous U.S. federal, state and local, and foreign laws and regulations, as well as contractual obligations and industry standards, that provide for certain obligations and restrictions with respect to data privacy and security, and the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure, and protection ("Processing") of personal information and other customer data. The scope of these obligations and restrictions is changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules, and their status remains uncertain.

In the U.S. and in other jurisdictions, a variety of regulations are currently being proposed that would increase restrictions on online service providers in the field of data privacy and security, and we believe that the adoption of such increasingly restrictive regulation is likely. For example, the California Consumer Privacy Act (the "CCPA") regulates the processing of personal data, which could result in civil penalties for violations. In addition, a new privacy law, the California Privacy Rights Act ("CPRA") took effect on January 1, 2023. We will continue to monitor developments related to new privacy laws like the CPRA which will require us to incur additional costs and expenses in an effort to monitor and comply with such laws.

In Canada, penalties for non-compliance with certain Canadian anti-spam legislation are considerable, including administrative monetary penalties of up to $10 million and a private right of action.

Within the EU, strict laws apply in connection with the Processing of personal information, and other customer data. Data protection regulators within the EU and other jurisdictions have the power to fine non-compliant organizations significant amounts and seek injunctive relief, including the cessation of certain data processing activities. For example, the EU's General Data Protection Regulation, or GDPR, provides for significant penalties for violations, including fines of up to 4% of the violating company's worldwide revenue. While the United Kingdom's Data Protection Act substantially implements the GDPR, the United Kingdom's exit from the European Union has created regulatory uncertainty, including the cross-border transfer of data. Such uncertainty may adversely impact the operations of our U.K. subsidiary by adding operational complexities and expenses. In addition, there is uncertainty about data transfer to the US due to the Court of Justice of the European Union's decision invalidating the Privacy Shield program, which allowed transfers of EU personal data to the U.S. for certain participating companies. In March 2022, the U.S. and the European Commission reached an agreement in principle on a new U.S. Data Privacy Framework intended to replace the invalidated Privacy Shield program. However, uncertainty about data transfer to the U.S. will persist until the European Commission formally approves the adequacy of such Framework.

We have taken administrative, contractual and other measures designed to achieve compliance with applicable privacy laws and standards, but we cannot guarantee these measures are sufficient. Obligations and restrictions imposed by current and future applicable laws, regulations, contracts and industry standards, in particular as we continue to expand our international operations, may increase the cost of our operations, affect our ability to provide all the current features of our business, residential and mobile products and services and our customers' ability to use our products and services, and could require us to modify the features and functionality of our products and services. Such obligations and restrictions may

limit our ability to Process data, and to allow our customers to Process data with others through our products and services. Failure to comply with such obligations could subject us to lawsuits, fines, criminal penalties, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business.

Our customers may use our services to transmit and store protected health information, or PHI, that is protected under the Health Insurance Portability and Accountability Act, or HIPAA. Noncompliance with laws and regulations relating to privacy such as HIPAA may lead to significant fines, penalties or liabilities. Our actual compliance, our customers' perception of our compliance, costs of compliance with such regulations and customer concerns regarding their own compliance obligations (whether factual or in error) may limit the use and adoption of our service and reduce overall demand. Furthermore, privacy concerns, including the inability or impracticality of providing advance notice to customers of privacy issues related to the use of our services, may cause our customers' customers to resist providing the personal data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our service in certain industries.

In addition to government activity, privacy advocacy groups and industry groups have adopted and are considering the adoption of various self-regulatory standards and codes of conduct that may place additional burdens on us and our customers, which may further reduce demand for our services and harm our business.

Any failure by us to protect our users' privacy and data, including as a result of our systems being compromised by hacking or other malicious activity, could result in a loss of user confidence in our services and ultimately in a loss of users, which could materially and adversely affect our business. Our customers may also accidentally disclose their passwords, store them on a mobile device that is lost or stolen, or otherwise fall prey to attacks outside our system, creating the perception that our systems are not secure against third-party access. If our third-party contractors or vendors violate applicable laws or our policies, such violations may also put our customers' information at risk and could in turn have a material and adverse effect on our business.

Use or delivery of our services may become subject to new or increased regulatory requirements, taxes or fees.

The increasing growth and popularity of internet voice communications heighten the risk that governments will regulate or impose new or increased fees or taxes on internet voice communications services. To the extent the use of our services continues to grow, regulators may be more likely to seek to regulate or impose new or additional taxes, surcharges or fees on our services. Similarly, advances in technology, such as improvements in locating the geographic origin of internet voice communications, could cause our services to become subject to additional regulations, fees or taxes, or could require us to invest in or develop new technologies, which may be costly. In addition, as we continue to expand our user base and offer more services, we may become subject to new regulations, taxes, surcharges or fees. Increased regulatory requirements, taxes, surcharges or fees on internet voice communications services, which could be assessed by governments retroactively or prospectively, would substantially increase our costs, and, as a result, our business would suffer. In addition, the tax status of our services could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of applicable taxes. Any such additional taxes could harm our results of operations.

We are subject to anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party representatives for product testing, customs, export, and import matters outside of the U.S. As we increase our international sales and business, we may engage with business partners and third-party intermediaries to sell our products and services abroad and to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and

resources, significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

We are subject to governmental sanctions and export and import controls, economic embargoes and trade sanctions that could impair our ability to expand our business to, and compete in, international markets and could subject us to liability if we are not in compliance with applicable laws.

Our products and services are subject to export and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. U.S. export control laws and economic sanctions programs generally prohibit the export of certain products and services to countries, governments and persons subject to U.S. economic embargoes and trade sanctions unless a license, approval, or other authorization is obtained from the U.S. Government. Obtaining the necessary authorizations and licenses for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, government investigations, reputational harm, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers.

In addition, any changes in our products or services, or changes in applicable export, import, embargo and trade sanctions regulations, may create delays in the introduction and sale of our products and services in international markets or, in some cases, prevent the export or import of our products and services to certain countries, governments, or persons altogether. Any change in export, import, embargo, or trade sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export or sell our products and services to existing or potential customers with international operations. Any decreased use of our products and services or limitation on our ability to export or sell our products and services would likely adversely affect our business.

We may be subject to liabilities on past services for taxes, surcharges and fees.

We collect and remit state or municipal sales, use, excise, utility user and ad valorem taxes, fees, or surcharges on the charges to our customers for our services or goods in only those jurisdictions where we believe we have a legal obligation to do so or for business reasons to reduce risk. In addition, we have historically substantially complied with the collection of certain California sales/use taxes and financial contributions to the California 9-1-1 system (the Emergency Telephone Users Surcharge) and federal USF. With limited exception, we believe we are generally not subject to taxes, fees, or surcharges imposed by other state and municipal jurisdictions or that such taxes, fees, or surcharges do not apply to our services. There is uncertainty as to what constitutes sufficient "in state presence" for a state or local municipality to levy taxes, fees and surcharges for sales made over the internet. Taxing authorities have in the past, and likely will in the future, challenge our position on the lack of enforceability of such taxes, fees and surcharges where we have no relevant presence, and audit our business and operations with respect to sales, use, telecommunications and other taxes, which could result in increased tax liabilities for us or our customers, which could materially and adversely affect our results of operations and our relationships with our customers. Finally, the application of other indirect taxes (such as sales and use tax, value added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses, such as ours, is a complex and evolving area. The application of existing, new, or future laws, whether in the U.S. or internationally, could have adverse effects on our business, prospects, and results of operations. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Changes in effective tax rates, or adverse outcomes resulting from examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expiration of, or lapses in, the research and development tax credit laws;
- expiration or non-utilization of net operating loss carryforwards;
- tax effects of share-based compensation;
- certain non-deductible expenses as a result of acquisitions;
- expansion into new jurisdictions;
- potential challenges to and costs related to implementation and ongoing operation of our intercompany arrangements; and
- changes in tax laws and regulations and accounting principles, or interpretations or applications thereof.

As we expand our operations internationally, certain changes to U.S. tax laws, including limitations on the ability to defer U.S. taxation on earnings outside of the U.S. until those earnings are repatriated to the U.S. could affect the tax treatment of our foreign earnings. Any changes in our effective tax rate could adversely affect our results of operations.

We may be unable to use some or all of our net operating loss carryforwards, which could materially and adversely affect our reported financial condition and results of operations.

As of January 31, 2023, we had federal net operating loss carryforwards of approximately $96.9 million available to offset future income, of which approximately $45.0 million will expire in various amounts beginning in 2030, if not utilized, and the remainder may be carried forward indefinitely. We also had state net operating loss carryforwards of $79.3 million which will expire in various amounts beginning in 2023. Additionally, we have federal and research and development tax credit carryforwards that will begin to expire in 2030 and California research and development tax credit carryforwards with no expiration date. Realization of these net operating loss and research tax credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our results of operations. No deferred tax assets have been recognized on our balance sheet related to these NOLs, as they are fully reserved by a valuation allowance. If we have previously had, or have in the future, one or more Section 382 "ownership changes", or if we do not generate sufficient taxable income, we may not be able to utilize a material portion of our NOLs, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could materially and adversely affect our results of operations.

Risks Related to Being a Public Company

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to make a formal assessment and provide an annual management report on the effectiveness of our internal control over financial reporting. We expect that the requirements of these rules and regulations will continue to increase our compliance costs, make some activities more difficult, time-consuming and costly, and place significant demands on our financial and operational resources, as well as IT systems. Our control environment may not be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and all instances of fraud will be detected.

Our independent registered public accounting firm is required to and has issued an attestation report on the effectiveness of our internal control over financial reporting as of January 31, 2023. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the accuracy and reliability of our financial reports, which would cause the price of our common stock to decline, and we could be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE.

Our actual operating results may differ significantly from our guidance.

From time to time, we plan to release earnings guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. Accordingly, we do not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this "Risk Factors" section in this report could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Risks Related to Ownership of Our Common Stock

Our stock price has been and may continue to be volatile, or may fluctuate or decline, resulting in a substantial loss of your investment.

Our stock price may fluctuate in response to a number of events and factors, such as quarterly operating results; changes in our financial projections provided to the public or our failure to meet those projections; our operating and financial performance and prospects and the performance of other similar companies; the public's reaction to our press releases, other public announcements and filings with the SEC; significant transactions, or new features, products or services by us or our competitors; changes in financial estimates and recommendations by securities analysts; failure of securities analysts to cover or track our common stock; media coverage of our business and financial performance; trends in our industry; any significant change in our management; sales of common stock by us, our investors or members of our management team; and changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including as a result of public health crises and global conflicts, such Russia's ongoing invasion of Ukraine.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this "Risk Factors" section or otherwise, and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us. In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. In the past, many companies that have experienced volatility in their stock price have become subject to securities class action litigation. We have been subject to this type of litigation in the past and may continue to be a target in the future. Securities litigation against us has resulted and could result in substantial costs and has and would divert our management's attention from other business concerns, any of which could harm our business.

If we fail to meet expectations related to future growth, profitability, or other market expectations, our stock price may decline significantly, which could have a material adverse impact on investor confidence and employee retention.

Sales of a substantial number of shares of our common stock in the public market, or the perception these sales might occur, could cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception these sales might occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. In addition, we have registered shares of common stock which we may issue under our employee stock plans and they may be sold freely in the public market upon issuance. We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, and investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

If securities analysts do not publish or cease publishing research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock will be affected by any research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elect to cover us downgrade their evaluations of our stock or provide more favorable relative recommendations about our competitors, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause its price to decline.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you would receive a return on your investment in our common stock only if the market price of our common stock increases before you sell your shares.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- providing for a classified board of directors with staggered, three-year terms;
- authorizing the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- prohibiting cumulative voting in the election of directors;
- providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
- prohibiting stockholder action by written consent;
- limiting the persons who may call special meetings of stockholders; and
- requiring advance notification of stockholder nominations and proposals.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the Delaware General Corporate Law may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors. These and other provisions in our amended and restated certificate of incorporation and our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. While the Delaware Supreme Court determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act of 1933, as amended, against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation, and this may require significant additional costs associated with resolving such action in other jurisdictions.

We were and are currently subject to a class action litigation, and may be subject to other litigation in the future.

The Company, its directors, and certain officers were named as defendants in a consolidated securities class action in connection with its initial public offering, and in October 2019, the Court dismissed the lawsuit with prejudice. In addition, in February 2021 the Company and Ooma Canada Inc. were named as defendants in a class action complaint in the Federal Court of Canada, alleging violations of Canada's Trademarks Act and Competition Act. In the future, especially following periods of volatility in the market price of our shares, additional purported class action or derivative complaints may be filed against us. The outcome of any pending and potential future litigation is difficult to predict and quantify and the defense of such claims or actions can be costly. In addition to diverting financial and management resources and general business disruption, we may suffer from adverse publicity that could harm our brand or reputation, regardless of whether the allegations are valid or whether we are ultimately held liable. A judgment or settlement that is not covered by or is significantly in excess of our insurance coverage for any claims, or our obligations to indemnify the underwriters and the individual defendants, could materially and adversely affect our financial condition, results of operations and cash flows.

General Risk Factors

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future growth and success depends, in part, on our continued ability to hire and retain highly skilled personnel. We believe there is, and will continue to be, intense competition for highly skilled technical, sales and other personnel with experience in our industry in the San Francisco Bay Area, where our headquarters is located, and in other parts of the United States and Canada. We have from time to time experienced, and we expect to continue to experience, challenges in hiring and retaining skilled personnel with appropriate qualifications. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we and/or our partners are unable to hire, retain and motivate the existing workforce or attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of existing and new services, which could have a material adverse effect on our business, financial condition, and results of operations. To the extent we hire personnel from competitors, we may be subject to allegations such personnel have been improperly solicited or divulged proprietary or other confidential information.

The ongoing impact of the COVID-19 pandemic, including any resurgences, could disrupt and cause harm to our business, operating results, or financial condition.

The COVID-19 pandemic has had a material impact on the United States, Canada, and global economies and could materially impact our business in a number of ways. The COVID-19 pandemic continues to evolve and it remains difficult to predict the full impact of the pandemic on the broader economy and how consumer behavior may change, and whether such change is temporary or permanent. The duration and extent of the impact from the COVID-19 pandemic on our business will continue to depend on future developments that cannot be accurately forecasted at this time, such as the transmission rate and geographic spread of the disease, the extent and effectiveness of current or future containment actions, the widespread use of effective vaccines, the severity of breakthrough cases and emergence of new COVID-19 variants, and the impact of these and other factors on our employees, customers, partners, contract manufacturers, suppliers and other third-party providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industry in which we operate do not improve, or worsen from present levels, our business, operating results, financial condition and cash flows could be adversely affected.

Catastrophic events or political instability could disrupt and cause harm to our business, operating results, or financial condition.

Our corporate headquarters, offices, warehouses and one of our data center facilities are located in Northern California, a region that frequently experiences earthquakes. We also maintain an office in Boca Raton, Florida, an area that has been prone to severe weather events, such as hurricanes. In addition, our third-party contract manufacturer facilities in China and our sole third-party customer service and support facility in the Philippines are located on the Pacific Rim near known earthquake fault zones that are vulnerable to damage from earthquakes, tsunamis, volcanic eruptions and/or typhoons. We and our contractors are also vulnerable to other types of disasters, such as power loss, fire, floods, pandemics, cyber-attack, war (including ongoing geopolitical tensions related to Russia's actions in Ukraine, resulting sanctions imposed by the U.S. and other countries, and retaliatory actions taken by Russia in response to such sanctions), political or civil unrest and terrorist attacks and similar events that are beyond our control. In particular, we depend on third-party contactors located in Russia for engineering and software development services. We cannot assure you that our ability to continue transacting with third-party contractors in Russia would not be impacted by the effects of Russia's ongoing invasion of Ukraine and resulting international sanctions. If any disasters were to occur, our ability to operate our business could be seriously impaired, and we may endure system interruptions, reputational harm, loss of intellectual property, delays in our services development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could harm our future results of operations. Such events may also reduce demand for our products and services because of reduced global or national economic activity and can cause disruptions and extreme volatility in global financial markets, increase rates of default and bankruptcy, and impact levels of business and consumer spending. In addition, we do not carry earthquake insurance and we may not have adequate insurance to cover our losses resulting from other disasters or other similar significant business interruptions. Any significant losses not recoverable under our insurance policies could seriously impair our business and financial condition.

Climate change may have an impact on our business.

Any of our primary locations may be vulnerable to the adverse effects of climate change. For example, our offices and facilities in California have experienced, and are projected to continue to experience, climate-related events at an increasing frequency, including drought, heat waves, wildfires and power shutoffs associated with wildfire prevention. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business, our third-party suppliers and our customers, and may cause us to experience higher churn, losses and additional costs to maintain or resume operations.

Additionally, climate change concerns and the potential resulting environmental impact may result in new or more stringent environmental, health, and safety laws and regulations that may affect us, our suppliers, and our customers. Such laws or regulations could cause us to incur additional direct costs for compliance, as well as increased indirect costs resulting from our customers, suppliers, or both incurring additional compliance costs that are passed on to us. These costs may adversely impact our results of operations and financial condition.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our corporate headquarters are located in Sunnyvale, California and consists of leased office space totaling approximately 33,400 square feet. We lease additional office and warehouse space in the San Francisco Bay Area for various product development, operational and customer support purposes. We also lease offices in Boca Raton, Florida and several other locations throughout the U.S. as well as Vancouver, British Columbia.

We lease space from third-party data centers under co-location agreements that support our cloud infrastructure, the most significant locations being San Jose, California; Dallas, Texas; Ashburn, Virginia; as well as several locations internationally.

We believe our existing facilities are adequate to meet our current requirements. If we were to require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms. See Note 7: Operating Leases of the accompanying notes of our consolidated financial statements for more information about our lease commitments.

ITEM 3. Legal Proceedings

For a discussion of legal proceedings, see Note 11: Commitments and Contingencies – Legal Proceedings in the notes to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K, which information is incorporated herein by reference.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock. Our common stock has been trading on the NYSE under the symbol "OOMA" since July 17, 2015.

Holders of Record. As of January 31, 2023, there were approximately 58 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy. We have not declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock.

Stock Price Performance Graph. The graph below compares the cumulative total return on our common stock with that of the NASDAQ Telecommunications Index and the NYSE. The graph assumes $100 was invested at the close of market on the last trading day of fiscal 2018 in our common stock, the NASDAQ Telecommunications Index and the NYSE, and its relative performance is tracked through January 31, 2023, the last trading day of our fiscal year 2023.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Ooma, Inc., the NYSE Composite Index and the NASDAQ Telecommunications Index

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any filing of Ooma, Inc. under the Securities Act of 1933, as amended, or the Securities Act, except as shall be expressly set forth by specific reference in such filing. The stock price performance on this performance graph is not necessarily indicative of future stock price performance.

Sales of Unregistered Securities. Not applicable.

Use of Proceeds. Not applicable.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this Form 10-K. The last day of our fiscal year is January 31, and we refer to our fiscal year ended January 31, 2023 as fiscal 2023, our fiscal year ended January 31, 2022 as fiscal 2022 and our fiscal year ended January 31, 2021 as fiscal 2021. All other references to years are references to calendar years.

This section of this Form 10-K generally discusses fiscal 2023 and 2022 items and year-to-year comparisons between fiscal 2023 and 2022. Discussion regarding our financial condition and results of operations for fiscal 2022 as compared to 2021 is included in Item 7 of our Annual Report on Form 10-K for the year ended January 31, 2022, filed with the SEC on April 8, 2022.

Executive Overview

Ooma provides leading communications services and related technologies that bring unique features, ease of use, and affordability to businesses and residential customers through our smart SaaS and unified communications platforms. For businesses of all sizes, we deliver advanced voice and collaboration features including messaging, intelligent virtual attendants, and video conferencing to help them run more efficiently. For consumers, our residential phone service provides PureVoice high-definition voice quality, advanced functionality and integration with mobile devices.

We generate revenues primarily from the sale of subscriptions and other services for our business and residential communications solutions. We generate our product and other revenue from the sale of our on-premise devices and end-point devices. We primarily offer our solutions in the U.S. and Canada, with limited offerings in certain other countries.

In July 2022, we completed the acquisition of Junction Networks, Inc., which does business as OnSIP, a provider of cloud-based phone and unified communications services for small and medium-sized businesses, from Intrado Corp. for a base purchase price of approximately $9.8 million in cash. The final aggregate purchase price was $9.5 million, reflecting a $0.3 million reduction for customary working capital adjustments. We believe the acquisition of OnSIP will accelerate overall growth of Ooma Business.

We refer to Ooma Office, Ooma Enterprise, Ooma AirDial and OnSIP collectively as Ooma Business. Ooma Residential includes Ooma Telo basic and premier services. See Item 1. Business above for additional information regarding our business, including products and services offered, competitive market and regulatory matters.

Fiscal 2023 Financial Performance

- Total revenue was $216.2 million, up 12% year-over-year, primarily driven by the continued growth of Ooma Business and the acquisition of OnSIP.

- Subscription and services revenue from Ooma Business grew 24% year-over-year, driven by user growth and two full quarters contribution from OnSIP.

- Total gross margin was 64%, up from 62% in fiscal 2022.

- GAAP net loss was $3.7 million, compared to a net loss of $1.8 million in fiscal 2022. Net loss for fiscal 2023 included $1.4 million in facilities consolidation charges, $1.5 million in acquisition-related transaction costs and a $2.1 million income tax benefit associated with the acquisition of OnSIP.

- Non-GAAP net income was $13.6 million, compared to $12.6 million in fiscal 2022.

- Adjusted EBITDA was $17.4 million, or 8% of revenue, compared to $15.6 million in fiscal 2022.

- As of January 31, 2023, we had total cash, cash equivalents and short-term investments of $26.9 million, down $4.4 million from $31.3 million as of January 31, 2022. Cash usage reflected our acquisition of OnSIP.

Reconciliations of non-GAAP adjusted measures to the most directly comparable GAAP measures are presented below under Adjusted EBITDA and Non-GAAP Financial Measures.

Key Factors Affecting Our Performance

Our historical financial performance and key business metrics have been, and we expect that our financial performance and key business metrics in the future will be, primarily driven by the following factors:

Core user growth. Our growth in the number of core users, a key business metric defined below, is a key indicator of our market penetration, the growth of our business and our anticipated future subscription and services revenue, especially Ooma Business.

Low core user churn. We believe that maintaining our current low core user churn for Ooma Business and Ooma Residential is an important factor in our ability to continue to improve our financial performance and is a distinguishing advantage over many of our competitors. We focus on providing high-quality services and support to our users so they remain with us.

Growth in additional services and products. We believe that there is significant opportunity for us to increase the additional subscription and services that our customers purchase from us in both the business and residential markets, which generates more value to Ooma over the life of our customer relationship. We are investing in Ooma Business to develop additional features to continue our momentum serving businesses of all sizes and further increase our average revenue per user. For example, we launched Office Pro Plus in the first half of fiscal 2023. Additionally, we continue to see a large market opportunity to capitalize on Ooma AirDial as an integrated solution for businesses to replace legacy copper-wire analog phone service. We also plan to evolve our fixed wireless and Wi-Fi solutions as part of our longer-term strategy to provide a more complete solution for small and medium-sized businesses.

Investing in long-term revenue growth. We believe that our total addressable market opportunity is large and we intend to continue significantly investing in sales and marketing to grow our user base in multiple verticals and channels. We expect the domestic and international markets in which we conduct our business will remain highly competitive. We plan to work together with our strategic partners to explore and pursue potential growth opportunities related to the market transition to 5G internet. We expect to continue investing in research and development to enhance our platforms and develop additional connected services and products, as well as launch our Ooma Business services in a number of international countries. We may evaluate additional possible acquisitions of businesses, products and technologies that are complementary to our business.

Key Business Metrics

We review the key metrics below to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions (in thousands, except percentages):

	As of January 31,					
		2023		2022		2021
Core users		1,210		1,100		1,074
Annualized exit recurring revenue (AERR)	$	206,700	$	176,900	$	160,500
Net dollar subscription retention rate		94%		96%		96%
Adjusted EBITDA	$	17,395	$	15,568	$	14,013

Core Users increased year-over-year, which was primarily driven by growth in business users. As of January 31, 2023, Ooma Business users comprised approximately 35% of our total core users, up from 28% as of January 31, 2022. As of January 31, 2023, core users included approximately 50,000 acquired OnSIP users. We believe that the number of our core users is an indicator of our market penetration, the growth of our business and our anticipated future subscription and services revenue. We define our core users as the number of active residential user accounts and office user extensions. We believe that the relationship that we establish with our core users positions us to sell additional premium communications services and other new connected services to them.

Annualized Exit Recurring Revenue grew year-over-year due to an increase in the average revenue per core user, which was largely driven by an increasing mix of business users, including the impact of OnSIP. We believe that AERR is an indicator of recurring subscription and services revenue for near-term future periods. We estimate our AERR by dividing our recurring quarterly subscription revenue (excluding Talkatone revenue) by the average number of core users each quarter and annualize by multiplying by four. We then multiply that result by the number of core users at the end of the period to calculate AERR.

Net Dollar Subscription Retention Rate decreased year-over-year due to lower growth year-over-year in average revenue per user, which was primarily due to continuing growth from a large customer with a customized pricing structure that slowed the rate of average revenue per user. Overall, customer churn across our user base remained stable throughout fiscal 2023. We believe that our net dollar subscription retention rate provides insight into our ability to retain and grow our subscription and services revenue, and is an indicator of the long-term value of our customer relationships and the stability of our revenue base. It measures the percentage year-over-year change in our recurring subscription revenue per core user (excluding Talkatone revenue), which is then adjusted by factoring in the percentage of our core users we have retained during the same period. Our net dollar subscription retention rate is affected by changes in average amounts that our core users pay to us, fluctuations in the number of our core users, and our core user churn rate.

We calculate our estimated net dollar subscription retention rate for our core users by multiplying:

(i)   our year-over-year percentage change in annual recurring revenue per core user, which is calculated by:

- determining the annual recurring revenue per core user by dividing annual recurring revenue for the period ended by the number of core users at the end of that particular period; and
- calculating the year-over-year percentage change in annual recurring revenue per core user by dividing the current period recurring revenue per core user by the annual recurring revenue per core user for the same period in the prior year.

by:

(ii)   our core user annual retention rate, which is calculated by:

- determining our core user churn, by identifying the number of paying core users who terminate service during a month, excluding infant churn, which we define as office extensions and home users who terminate service prior to the end of the second full calendar month after their activation date;
- calculating our monthly churn rate by dividing our churn in a month by the number of core users at the beginning of that month; and
- calculating our annual retention rate as one minus the sum of our monthly churn rates for the preceding 12-month period.

Adjusted EBITDA increased year-over-year in line with our revenue growth, representing approximately 8% of our total revenues for fiscal 2023 and fiscal 2022. We use Adjusted EBITDA (Earnings Before Interest, Tax and Depreciation and Amortization) to manage our business, evaluate our performance and make planning decisions. We consider this metric to be a useful measure of our operating performance, because it contains adjustments for unusual events or factors that do not directly affect what management considers being the core operating performance, and are used by our management for that purpose. We also believe this measure enables us to better evaluate our performance by facilitating a meaningful comparison of our core operating results in a given period to those in prior and future periods. Investors often use similar measures to evaluate the operating performance with competitors. Adjusted EBITDA represents net income before interest and other income, income taxes, depreciation and amortization of capital expenditures, amortization of acquired intangible assets and other acquisition-related costs, facilities consolidation charges, and stock-based compensation and related taxes. See "Non-GAAP Financial Measures" below for additional information.

The following table provides a reconciliation of GAAP net loss to Adjusted EBITDA for the periods indicated (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
GAAP net loss	$ (3,655)	$ (1,751)	$ (2,441)
Reconciling items:			
Interest and other income, net	(332)	(179)	(419)
Income taxes	(1,770)	—	85
Depreciation and amortization of capital expenditures	3,771	3,117	2,877
Amortization of acquired intangible assets and acquisition-related costs	3,824	1,304	1,304
Facilities consolidation charges	1,402	—	—
Stock-based compensation and related taxes	14,155	13,077	12,607
Adjusted EBITDA	$ 17,395	$ 15,568	$ 14,013

Components of Results of Operations

Revenue

Subscription and services revenue is derived primarily from recurring subscription fees related to service plans such as Ooma Business, Ooma Residential and other communications services, and to a lesser extent from payments associated with our Talkatone mobile application and prepaid international calls. We expect our subscription and services revenue to grow as we expand our core user base, driven primarily by growth in Ooma Business.

Product and other revenue consists primarily of sales of our on-premise devices and end-point devices used in connection with our services, including shipping and handling fees for our direct customers.

Cost of revenue and gross margin

Cost of subscription and services revenue includes payments made for third-party network operations and telecommunications services; certain telecom taxes and fees, including Federal USF contributions; credit card processing fees; costs to build out and maintain data centers; depreciation and maintenance of servers and equipment; personnel costs associated with customer care and network operations support; amortization of certain acquired intangible assets, and allocated overhead costs.

Cost of product and other revenue includes the costs associated with the manufacturing of our on-premise devices and end-point devices, including Ooma AirDial, as well as personnel costs for employees and contractors, costs related to porting our customers' phone numbers to our service, shipping and handling costs, tariffs imposed on imported product and allocated overhead costs.

Subscription and services gross margin may fluctuate from period-to-period based on the interplay of a number of factors, including revenue mix and fluctuations in the costs described above. We expect our subscription and services gross margin to increase over the long-term, primarily as we achieve scale efficiencies and as Ooma Business revenue becomes a larger majority of total subscription revenue.

Product and other gross margin may fluctuate from period-to-period based on a number of factors, including total units shipped as compared to the direct costs of production and relatively fixed personnel costs incurred. We sell our on-premise devices at aggressive price points to facilitate the adoption of our platforms and services. Additionally, some product costs have become subject to significantly higher pricing due to supply chain constraints in the current global macroeconomic environment as well as certain components becoming subject to end-of-life and we may not be able to fully offset such higher costs through price increases. Accordingly, we expect our product and other gross margin during fiscal 2024 will be negatively impacted by these higher component costs. We expect our product and other gross margin to continue to be negative for the foreseeable future.

Our subscription and services gross margin is significantly higher than product and other gross margin. As a result, any significant change in revenue mix will cause our total gross margin to change. For example, in periods where we sell significantly more on-premise devices or other products, we would expect our total gross margin to be impacted.

Operating expenses

Sales and marketing expenses consist primarily of personnel costs for employees and contractors, advertising and marketing costs, sales commissions paid to internal sales personnel and third parties, amortization of capitalized sales commissions, amortization of acquired customer relationship intangible assets, travel expenses and allocated overhead costs. We expect our sales and marketing expenses to increase in absolute dollars as we continue to grow our business.

Research and development expenses are focused on developing new and expanded features for our solutions and improvements to our platforms and backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including third-party development, and allocated overhead costs. We expect our research and development expenses to increase in absolute dollars as we continue to grow our business.

General and administrative expenses consist of personnel costs for our finance, legal, human resources and other administrative employees and contractors, as well as professional service fees, certain acquisition-related costs, and allocated overhead costs. We expect our general and administrative expenses to increase in absolute dollars as we continue to grow our business.

Consolidated Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Revenue:			
Subscription and services	$ 199,105	$ 175,942	$ 156,873
Product and other	17,060	16,348	12,074
Total revenue	216,165	192,290	168,947
Cost of revenue:			
Subscription and services	54,499	49,563	46,134
Product and other	24,018	24,289	18,009
Total cost of revenue	78,517	73,852	64,143
Gross profit	137,648	118,438	104,804
Operating expenses:			
Sales and marketing	69,671	58,631	50,919
Research and development	45,939	38,193	36,079
General and administrative	27,795	23,544	20,581
Total operating expenses	143,405	120,368	107,579
Loss from operations	(5,757)	(1,930)	(2,775)
Interest and other income, net	332	179	419
Loss before income taxes	(5,425)	(1,751)	(2,356)
Income tax benefit (provision)	1,770	—	(85)
Net loss	$ (3,655)	$ (1,751)	$ (2,441)

Costs of revenue and operating expenses included stock-based compensation expense and related payroll taxes as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cost of revenue	$ 986	$ 1,026	$ 1,054
Sales and marketing	2,068	1,932	1,978
Research and development	4,713	4,373	4,387
General and administrative	6,388	5,746	5,188
Total stock-based compensation expense	$ 14,155	$ 13,077	$ 12,607

Comparison of fiscal years 2023, 2022 and 2021 (dollars in tables are in thousands):

Revenue

| | Fiscal Year Ended January 31, | | | | | Change | |
	2023		2022		2021		2023 vs. 2022	
Revenue:								
Subscription and services	$	199,105	$	175,942	$	156,873	$	23,163	13%
Product and other		17,060		16,348		12,074		712	4%
Total revenue	$	216,165	$	192,290	$	168,947	$	23,875	12%
Percentage of revenue:								
Subscription and services		92%		91%		93%			
Product and other		8%		9%		7%			
Total		100%		100%		100%			

Fiscal 2023 Compared to Fiscal 2022

We derived approximately 53% and 49% of our total revenue from Ooma Business and approximately 45% and 49% from Ooma Residential in fiscal 2023 and 2022, respectively.

Subscription and services revenue increased $23.2 million or 13% year-over-year, primarily attributable to an increase in our core users and an increase in the average revenue per user, driven by both organic and OnSIP-related growth in sales of Ooma Business and a higher mix of sales of our Office Pro and Pro Plus tier services. Subscription and services revenue from Ooma Business and Ooma Residential grew 24% and 3% year-over-year, respectively. The acquisition of OnSIP in July 2022 contributed approximately $6.5 million to our revenue growth during fiscal 2023.

Product and other revenue increased $0.7 million or 4% year-over-year, which was primarily attributable to shipments of Ooma AirDial.

Cost of Revenue and Gross Margin

| | Fiscal Year Ended January 31, | | | | | Change | |
	2023		2022		2021		2023 vs. 2022	
Cost of revenue:								
Subscription and services	$	54,499	$	49,563	$	46,134	$	4,936	10%
Product and other		24,018		24,289		18,009		(271)	(1)%
Total cost of revenue	$	78,517	$	73,852	$	64,143	$	4,665	6%
Gross margin:								
Subscription and services		73%		72%		71%			
Product and other		(41)%		(49)%		(49)%			
Total		64%		62%		62%			

Fiscal 2023 Compared to Fiscal 2022

Subscription and services gross margin of 73% increased year-over-year from 72% reflecting the continued growth of Ooma Business revenues with higher average revenue per user and associated benefits of economies of scale. Cost of subscription and services revenue for fiscal 2023 increased $4.9 million or 10% year-over-year, primarily due to a $2.6 million increase in personnel related costs, driven in part by increases in headcount attributable to the OnSIP acquisition in July 2022, as well as a $1.1 million increase in infrastructure costs, a $0.5 million increase in regulatory costs and a $0.5 million increase in credit card processing fees that support the growth of Ooma Business. Overall, the year-over-year increase in the cost of subscription and services reflects both organic and OnSIP-related growth of our business.

Product and other revenue gross margin of negative 41% improved from 49% in the prior year, primarily due to nonrecurring sales of legacy inventories that were previously written-down in fiscal 2022 coupled with higher sales of certain accessories with favorable margins. However, during the fourth quarter of fiscal 2023, our results of operations started to be negatively impacted by certain higher cost components that we had procured earlier in the fiscal year to manage pandemic-driven supply chain issues.

Operating Expenses

| | Fiscal Year Ended January 31, | | | | | Change | |
	2023		2022		2021		2023 vs. 2022	
Sales and marketing	$	69,671	$	58,631	$	50,919	$ 11,040	19%
Research and development		45,939		38,193		36,079	7,746	20%
General and administrative		27,795		23,544		20,581	4,251	18%
Total operating expenses	$	143,405	$	120,368	$	107,579	$ 23,037	19%

Fiscal 2023 Compared to Fiscal 2022

Sales and marketing expenses increased $11.0 million or 19% year-over-year, primarily due to a $4.3 million increase in advertising and marketing costs for channel development activity, a $2.3 million increase in personnel-related costs, a $1.9 million increase in third-party commissions, a $1.7 million increase in amortization of capitalized sales commissions and a $0.8 million increase in amortization of acquired customer intangible assets. Overall, the year-over-year increase in sales and marketing reflects our strategy to drive continued growth in sales of Ooma Business.

Research and development expenses increased $7.7 million or 20% year-over-year, primarily due to a $7.3 million increase in personnel-related costs, driven by growth in headcount for higher utilization of contractors, and $0.4 million incurred for acquisition-related transition costs. Overall, the year-over-year increase in research and development was designed to support our efforts in the development of new features for both Ooma Office and Ooma Enterprise, as well as new products such as Ooma AirDial.

General and administrative expenses increased $4.3 million or 18% year-over-year, primarily due to a $1.7 million increase in personnel-related costs to scale with the overall growth of our business, including stock-based compensation, as well as $1.4 million incurred for facilities consolidation charges during the third quarter of fiscal 2023 and $1.1 million incurred for OnSIP acquisition-related transaction costs. Facilities consolidation charges included asset write-downs related to leased office space assumed in our OnSIP acquisition that we determined were not needed for the future growth of our business.

A significant portion of the year-over-year increase in personnel-related costs for operating expenses was due to increases in headcount attributable to the OnSIP acquisition near the end of the second quarter of fiscal 2023.

Income Taxes

We recorded a net income tax benefit of $1.8 million for fiscal 2023 which was primarily attributable to the release of a $2.1 million valuation allowance on certain preexisting deferred tax assets that was realized as a result of deferred tax liabilities assumed in our acquisition of OnSIP.

Non-GAAP Financial Measures

This Form 10-K contains certain non-GAAP financial measures, including non-GAAP net income below and Adjusted EBITDA above. These non-GAAP financial measures are presented to provide investors with additional information regarding our financial results and core business operations. Non-GAAP financial measures are presented for supplemental informational purposes only to aid an understanding of our operating results and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from non-GAAP financial measures presented by other companies. A limitation of the non-GAAP financial measures presented is that the adjustments relate to items that the Company generally expects to continue to recognize. The adjustment of these items should not be construed as an inference that the adjusted expenses or gains are unusual, infrequent or non-recurring. Therefore, both GAAP financial measures of Ooma's financial performance and the respective non-GAAP measures should be considered together.

These non-GAAP financial measures have limitations as an analytical tool, in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- Adjusted EBITDA does not consider the impact of interest and other income/expense and does not reflect income tax payments that may represent a reduction in cash available to us;
- Adjusted EBITDA does not consider any expenses for assets being depreciated and amortized that are necessary to our business; although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;
- Adjusted EBITDA and non-GAAP net income exclude stock-based compensation expense and related payroll taxes because we believe these adjustments provide better comparability to peer company results and because these charges are not viewed by management as part of our core operating performance;
- Adjusted EBITDA and non-GAAP net income exclude acquisition-related costs including the amortization of acquired intangible assets, as well as third-party transaction costs incurred for legal and other professional services, and an acquisition-related income tax benefit. These items are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions, because they are not related to our core operating performance or reflective of ongoing operating results in the period, and their frequency and amount vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from these non-GAAP measures, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation;
- Adjusted EBITDA and non-GAAP net income exclude facilities consolidation charges recorded in connection with vacated office facilities assumed in the OnSIP acquisition, including right-of-use asset impairment charges and the related ongoing operating lease cost of those facilities recorded under ASC 842, *Leases*. These charges do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;
- other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of GAAP net loss to non-GAAP net income for the periods indicated (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
GAAP net loss	$ (3,655)	$ (1,751)	$ (2,441)
Stock-based compensation and related taxes	14,155	13,077	12,607
Amortization of acquired intangible assets and acquisition-related costs	3,824	1,304	1,304
Facilities consolidation charges	1,402	—	—
Acquisition-related income tax benefit	(2,133)	—	—
Non-GAAP net income	$ 13,593	$ 12,630	$ 11,470

Liquidity and Capital Resources

As of January 31, 2023, we had $26.9 million of total cash, cash equivalents and investments, which we believe will be sufficient to meet our cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the introduction of new and enhanced offerings, the timing and extent of our sales and marketing activities and research and development expenditures, the expansion of our business internationally and other factors. We may in the future make investments in or acquisitions of businesses or technologies, which may require the use of cash.

In March 2023, the portion of our cash deposits held at Silicon Valley Bank ("SVB") were temporarily unavailable as that financial institution was placed into receivership. We hold our cash and cash equivalents with multiple large U.S. financial institutions, including SVB previously and currently with its purchaser, First Citizens BancShares. As of the date the accompanying consolidated financial statements were issued, we had access to all of our cash, cash equivalents and short-term investments. We continue to believe that we have sufficient assets and liquidity to adequately cover future obligations using cash balances that we maintain.

The following table summarizes cash flow information for the periods indicated (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Net cash provided by operating activities	$ 8,773	$ 6,655	$ 4,367
Net cash (used in) provided by investing activities	(6,146)	(4,887)	229
Net cash provided by financing activities	1,843	601	1,022
Net increase in cash and cash equivalents	$ 4,470	$ 2,369	$ 5,618

Operating Activities

The following table provides selected cash flow information for the periods indicated (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Net loss	$ (3,655)	$ (1,751)	$ (2,441)
Non-cash charges	22,245	20,095	19,700
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	434	(2,082)	(637)
Increase in inventories and deferred inventory costs	(12,333)	(1,571)	(3,378)
Increase in prepaid expenses and other assets	(2,460)	(4,609)	(5,496)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	4,509	(3,599)	(3,911)
Increase in deferred revenue	33	172	530
Net cash provided by operating activities	$ 8,773	$ 6,655	$ 4,367

For fiscal 2023, our net loss of $3.7 million included non-cash charges primarily related to stock-based compensation expense, operating lease expense, depreciation and amortization expense, facilities consolidation charges and an income tax benefit related to our business acquisition. Operating asset and liability changes for fiscal 2023 included:

- a decrease of $0.4 million in accounts receivable due to the timing of cash collections
- an increase of $12.3 million in inventories and deferred inventory costs to mitigate the risk of global supply chain disruptions caused by component shortages and longer lead times, as well as to scale our need for new products
- an increase of $2.5 million in prepaid expenses and other current and non-current assets primarily due to the capitalization of sales commissions and the timing of prepayments
- an increase of $4.5 million in accounts payable, accrued expenses and other liabilities due to the timing of payments

Cash provided by operating activities for fiscal 2023 increased $2.1 million year-over-year, which primarily reflected working capital impacts resulting from the timing of payments. Although we have generated cash from operations in recent periods, our operating cash flow may not remain positive in the future as we continue to invest in efforts to scale our business.

Investing Activities

Cash used in investing activities was $6.1 million for fiscal 2023, which consisted of cash consideration paid for the OnSIP business acquisition of $9.8 million, short-term investment purchases of $3.9 million and capital expenditures of $5.2 million, partly offset by proceeds of $12.7 million from maturities of short-term investments. Cash used by investing activities increased $1.3 million year-over-year primarily due to funding our business acquisition with proceeds from investment maturities.

Financing Activities

Cash provided by financing activities was $1.8 million for fiscal 2023, which consisted of proceeds of $3.4 million from the issuance of common stock from our Employee Stock Purchase Plan ("ESPP") and stock option exercises, partly offset by payments of $1.6 million related to shares repurchased for tax withholdings on vesting of restricted stock units ("RSUs"). Cash provided by financing activities increased $1.2 million year-over-year, which primarily reflected higher proceeds from stock option exercises.

Revolving Credit Facility

In January 2021, we entered into a credit and security agreement with certain banks that provided for a secured revolving credit facility under which we may borrow up to an aggregate of $25 million and, subject to certain conditions, may be increased to up to $45 million. We currently have no outstanding borrowings. See Note 12: *Financing Arrangements* in the notes of our consolidated financial statements for more information.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under operating leases for our headquarters located in Sunnyvale, California, as well as office space and co-location data center facilities in several locations. As of January 31, 2023, our total future expected payment obligations under non-cancelable operating leases with initial terms longer than one year were approximately $15.5 million, with payments of $3.7 million due in the next 12 months and $11.8 million due thereafter. As of January 31, 2023, we have payment obligations for a new operating lease that has not yet commenced totaling $6.9 million. See Note 7: *Operating Leases* in the notes to our consolidated financial statements.

As of January 31, 2023 and 2022, non-cancelable inventory purchase commitments to our contract manufacturers and other suppliers totaled approximately $7.8 million and $19.4 million, respectively. Additionally, we have a non-cancelable service agreement with a telecommunications provider that contains total annual minimum purchase commitments of $1.5 million between August 2022 and July 2023 and $2.5 million between August 2023 and July 2024.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flows and the related disclosures. We base our estimates on historical experience and on other assumptions we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates. Note 2 to the notes to consolidated financial statements of this Form 10-K describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

Subscription and services revenue is derived primarily from recurring subscription fees related to service plans such as Ooma Business, Ooma Residential and other communications services. Subscription revenue is generally recognized ratably over the contractual service term. Product and other revenue is primarily generated from the sale of on-premise devices and end-point devices, including shipping and handling fees for our direct customers. We recognize product and other revenue from sales to direct end-customers and channel partners at the point in time that control transfers.

Our contracts with customers typically contain multiple performance obligations that consist of communications services and related products. Judgment is required to properly identify the accounting units of multiple performance obligations and to determine the manner in which revenue should be allocated among the obligations. Individual performance obligations are accounted for separately if they are distinct. The contract transaction price is then allocated to the separate performance obligations on a relative stand-alone selling price ("SSP") basis. We determine the SSP for our communications services based on observable historical stand-alone sales to customers, for which we require that a substantial majority of selling prices fall within a reasonably narrow pricing range. We determine the SSP for our on-premise devices and end-point devices based upon our best estimates and judgments, considering company-specific factors such as pricing strategies, discounting practices, and estimated product and other costs. The determination of SSP is made through consultation with and approval by our management. As our business offerings evolve over time, we may be required to modify our estimated selling prices in subsequent periods, and the timing of our revenue recognition could be affected.

Our distribution agreements with channel partners typically contain clauses for price protection and right of return. We record reductions to revenue for estimated product returns from end users and customer sales incentives at the time the related revenue is recognized. Product returns and customer sales incentives are estimated based on our historical experience, current trends and expectations regarding future experience. Trends are influenced by product life cycles, new product introductions, market acceptance of products, the type of customer, seasonality and other factors. Product return and sales incentive rates may fluctuate over time but are sufficiently predictable to allow our management to estimate expected future amounts. If actual future returns and sales incentives differ from past experience, additional reserves may be required. To date, actual results have not been materially different from our estimates.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of actual cost and net realizable value on a first-in, first-out basis. At each balance sheet date, we determine excess or obsolete inventory write-downs based on multiple factors, including: forecast demand for our products within a specified time horizon, generally 12 months, product acceptance and competitiveness in the marketplace, product life cycles, product development plans, and current and historical sales levels. Inventory write-downs for excess and obsolete inventory are recorded in cost of goods sold within the consolidated statement of operations during the period in which such write-downs are determined as necessary by management. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. This would have a negative impact on our gross margin in that period. If in any period we are able to sell inventories that were not valued or that had been written down in a previous period, related revenues would be recorded without any offsetting charge to cost of product and other revenue resulting in a net benefit to our gross margin in that period. For example, in the second quarter of fiscal 2023, our product and other gross margin was favorably impacted by nonrecurring product sales of approximately $0.5 million for legacy inventories that were previously written-down in fiscal 2022. Overall, our estimates of inventory carrying value adjustments have been materially consistent with actual results.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

Our exposure to market risk for changes in interest rates primarily relates to our cash and cash equivalents and short-term investments. Our cash equivalents and investments are held in money market funds, U.S. treasury securities, U.S. agency debt securities, commercial papers, corporate debt securities and asset-backed securities. Due to the short-term nature of these instruments, we do not believe that an immediate 10% shift in interest rates would have a material effect on the fair value of our investment portfolio. We did not have any debt as of January 31, 2023 and 2022.

Foreign Currencies

To date, our revenue has been primarily denominated in U.S. dollars with a small portion denominated in Canadian dollars. As a result, some of our revenue is subject to fluctuations due to changes in the Canadian dollar relative to the U.S. dollar. Substantially all of our operating expenses have been denominated in U.S. dollars. The functional currency for all of our entities is the U.S. dollar. To date, gains and losses from foreign currency transactions have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. A hypothetical 10% increase or decrease in overall foreign currency rates would not have had a material impact on our consolidated financial statements. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

ITEM 8. Consolidated Financial Statements and Supplementary Data

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Ooma, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ooma, Inc. and subsidiaries (the Company) as of January 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over subscription revenue

As discussed in Note 2 to the consolidated financial statements, the Company derives its revenue from subscription and services revenue as well as product and other revenue. The Company's subscription revenue recognition process is automated, and revenue is recorded through reliance on customized and proprietary information technology (IT) systems. The Company recorded $199.1 million of subscription and services revenue for the year ended January 31, 2023.

We identified the evaluation of the sufficiency of audit evidence over certain subscription revenue as a critical audit matter. This matter required especially subjective auditor judgment because the revenue recognition process is automated and reliant upon complex IT systems. Involvement of IT professionals with specialized skills and knowledge was required to assist with the determination of IT systems subject to testing and the performance of certain procedures.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over subscription revenue, including the determination of the IT systems subject to testing. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's subscription revenue process. We involved IT professionals with specialized skills and knowledge, who assisted in the determination and testing of certain IT general and application controls that are used by the Company in its subscription revenue recognition process. We assessed the recorded subscription revenue by comparing revenue to underlying cash receipts. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Santa Clara, California
April 7, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ooma, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows, for the year ended January 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended January 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

April 7, 2021, (April 8, 2022 as to the effects of the restatement to the consolidated financial statements for the year ended January 31, 2021)

We began serving as the Company's auditor in 2012. In 2021 we became the predecessor auditor.

OOMA, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	January 31, 2023	January 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 24,137	$ 19,667
Short-term investments	2,723	11,613
Accounts receivable, net	7,131	7,310
Inventories	26,246	13,841
Other current assets	14,368	13,598
Total current assets	74,605	66,029
Property and equipment, net	7,996	6,481
Operating lease right-of-use assets	12,702	14,396
Intangible assets, net	10,463	4,208
Goodwill	8,655	4,264
Other assets	16,584	13,875
Total assets	$ 131,005	$ 109,253
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 13,462	$ 7,507
Accrued expenses and other current liabilities	26,726	22,823
Deferred revenue	17,216	16,600
Total current liabilities	57,404	46,930
Long-term operating lease liabilities	10,426	11,194
Other long-term liabilities	31	73
Total liabilities	67,861	58,197
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock $0.0001 par value: 10 million shares authorized; none issued and outstanding	—	—
Common stock $0.0001 par value: 100 million shares authorized; 25.0 million and 23.9 million shares issued and outstanding, respectively	5	4
Additional paid-in capital	195,605	179,860
Accumulated other comprehensive loss	(23)	(20)
Accumulated deficit	(132,443)	(128,788)
Total stockholders' equity	63,144	51,056
Total liabilities and stockholders' equity	$ 131,005	$ 109,253

See notes to consolidated financial statements.

OOMA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except shares and per share data)

		Fiscal Year Ended January 31,				
		2023		**2022**		**2021**
Revenue:						
Subscription and services	$	199,105	$	175,942	$	156,873
Product and other		17,060		16,348		12,074
Total revenue		216,165		192,290		168,947
Cost of revenue:						
Subscription and services		54,499		49,563		46,134
Product and other		24,018		24,289		18,009
Total cost of revenue		78,517		73,852		64,143
Gross profit		137,648		118,438		104,804
Operating expenses:						
Sales and marketing		69,671		58,631		50,919
Research and development		45,939		38,193		36,079
General and administrative		27,795		23,544		20,581
Total operating expenses		143,405		120,368		107,579
Loss from operations		(5,757)		(1,930)		(2,775)
Interest and other income, net		332		179		419
Loss before income taxes		(5,425)		(1,751)		(2,356)
Income tax benefit (provision)		1,770		—		(85)
Net loss	$	(3,655)	$	(1,751)	$	(2,441)
Net loss per share of common stock:						
Basic and diluted	$	(0.15)	$	(0.07)	$	(0.11)
Weighted-average shares of common stock outstanding:						
Basic and diluted		24,506,525		23,473,849		22,361,312

See notes to consolidated financial statements.

OOMA, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands, except shares and share data)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
BALANCE - January 31, 2020	21,716,128	$ 152,997	$ 14	$ (124,596)	$ 28,415
Issuance of common stock under equity-based plans	1,279,820	2,950	—	—	2,950
Shares repurchased for tax withholdings on vesting of RSUs	(122,928)	(1,641)	—	—	(1,641)
Stock-based compensation	—	12,275	—	—	12,275
Other comprehensive loss	—	—	(7)	—	(7)
Net loss	—	—	—	(2,441)	(2,441)
BALANCE - January 31, 2021	22,873,020	166,581	7	(127,037)	39,551
Issuance of common stock under equity-based plans	1,168,245	2,706	—	—	2,706
Shares repurchased for tax withholdings on vesting of RSUs	(105,072)	(2,105)	—	—	(2,105)
Stock-based compensation	—	12,682	—	—	12,682
Other comprehensive loss	—	—	(27)	—	(27)
Net loss	—	—	—	(1,751)	(1,751)
BALANCE - January 31, 2022	23,936,193	$ 179,864	$ (20)	$ (128,788)	$ 51,056
Issuance of common stock under equity-based plans	1,174,532	3,397	—	—	3,397
Shares repurchased for tax withholdings on vesting of RSUs	(114,633)	(1,554)	—	—	(1,554)
Stock-based compensation	—	13,903	—	—	13,903
Other comprehensive loss	—	—	(3)	—	(3)
Net loss	—	—	—	(3,655)	(3,655)
BALANCE - January 31, 2023	24,996,092	$ 195,610	$ (23)	$ (132,443)	$ 63,144

See notes to consolidated financial statements.

OOMA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net loss	$ (3,655)	$ (1,751)	$ (2,441)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Stock-based compensation expense	13,903	12,682	12,275
Depreciation and amortization of capital expenditures	3,771	3,117	2,877
Amortization of intangible assets	2,286	1,304	1,304
Amortization of operating lease right-of-use assets	2,978	2,939	3,198
Facilities consolidation charges	1,402	—	—
Deferred income tax benefit	(2,133)	—	—
Other	38	53	46
Changes in operating assets and liabilities:			
Accounts receivable, net	434	(2,082)	(637)
Inventories and deferred inventory costs	(12,333)	(1,571)	(3,378)
Prepaid expenses and other assets	(2,460)	(4,609)	(5,496)
Accounts payable, accrued expenses and other liabilities	4,509	(3,599)	(3,911)
Deferred revenue	33	172	530
Net cash provided by operating activities	8,773	6,655	4,367
Cash flows from investing activities:			
Proceeds from maturities of short-term investments	12,705	16,505	22,866
Proceeds from sales of short-term investments	—	300	600
Purchases of short-term investments	(3,869)	(17,488)	(20,077)
Capital expenditures	(5,211)	(4,204)	(3,160)
Business acquisition	(9,771)	—	—
Net cash (used in) provided by investing activities	(6,146)	(4,887)	229
Cash flows from financing activities:			
Proceeds from issuance of common stock	3,397	2,706	2,905
Shares repurchased for tax withholdings on vesting of RSUs	(1,554)	(2,105)	(1,641)
Payment of credit facility issuance costs	—	—	(242)
Net cash provided by financing activities	1,843	601	1,022
Net increase in cash and cash equivalents	4,470	2,369	5,618
Cash and cash equivalents at beginning of period	19,667	17,298	11,680
Cash and cash equivalents at end of period	$ 24,137	$ 19,667	$ 17,298
Supplementary cash flow disclosure:			
Cash paid for income taxes, net	$ 409	$ 34	$ —
Non-cash investing and financing activities:			
Capital expenditures included in accounts payable at period-end	$ 243	$ 324	$ 1
Purchase price receivable for business acquisition (see Note 13)	$ 300	$ —	$ —

See notes to consolidated financial statements.

Note 1: Overview and Basis of Presentation

Ooma, Inc. and its wholly-owned subsidiaries (collectively, "Ooma" or the "Company") provides leading communications services and related technologies for businesses and consumers, delivered from its smart SaaS and unified communications platforms. The Company is headquartered in Sunnyvale, California.

Principles of Presentation and Consolidation. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of the Company's management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

Fiscal Year. The Company's fiscal year ends on January 31. References to fiscal 2023, fiscal 2022 and fiscal 2021 refer to the fiscal years ended January 31, 2023, January 31, 2022 and January 31, 2021, respectively.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Significant estimates include, but are not limited to, those related to revenue recognition, inventory valuation, deferred sales commissions, valuation of goodwill and intangible assets, operating lease assets and liabilities, regulatory fees and indirect tax accruals, loss contingencies, stock-based compensation and income taxes (including valuation allowances). The Company bases its estimates and assumptions on historical experience, where applicable, and other factors that it believes to be reasonable under the circumstances. These estimates are based on information available as of the date of the consolidated financial statements, and assumptions are inherently subjective in nature. Therefore, actual results could differ from management's estimates.

Comprehensive Loss. For all periods presented, comprehensive loss approximated net loss in the consolidated statements of operations and differences were not material. Therefore, the Consolidated Statements of Comprehensive Loss have been omitted.

Segment Reporting. The chief operating decision maker for the Company is the chief executive officer, who reviews the Company's financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in a single reportable segment.

Revenue was principally derived from customers located in the United States for all periods presented, with a small portion attributable to customers located in Canada and other countries. Long-lived assets located outside of the United States were not significant.

Foreign currency. The U.S. dollar is the functional currency of the Company's foreign subsidiaries. Remeasurement and transaction gains and losses are included in interest and other income, net and were not material for any periods presented.

Note 2: Significant Accounting Policies

Revenue Recognition

The Company derives its revenue from two sources: (1) subscription and services revenue, which is derived primarily from the sale of subscription plans for communications services and other connected services; and (2) product and other revenue. Subscriptions and services are sold directly to end-customers. Products are sold to end-customers through several channels, including but not limited to distributors, retailers and resellers (collectively "channel partners"), and Ooma sales representatives.

The Company determines revenue recognition through the following steps:

- identification of the contract(s) with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, the Company satisfies a performance obligation

Subscription and Services Revenue. Most of the Company's revenue is derived from recurring subscription fees related to service plans such as Ooma Business, Ooma Residential and other communications services. Service plans are generally sold as monthly subscriptions; however, certain plans are also offered as annual or multi-year subscriptions. Subscription revenue is generally recognized ratably over the contractual service term. A small portion of revenue is recognized on a point-in-time basis from services such as: prepaid international calls, directory assistance, and advertisements displayed through the Talkatone mobile application.

Product and Other Revenue. Product and other revenue is generated primarily from the sale of on-premise devices and end-point devices, including Ooma AirDial, and to a lesser extent from porting fees that enable customers to transfer their existing phone numbers. The Company recognizes product and other revenue from sales to direct end-customers and channel partners at the point-in-time that control is transferred. The Company's distribution agreements with channel partners typically contain clauses for price protection and right of return. Credits and/or rebates issued for expected product returns and customer sales incentives are deemed to be variable consideration, which the Company estimates and records as a reduction to revenue at the point of sale. Product returns and sales incentives are estimated based on the Company's historical experience, current trends and expectations regarding future experience. As of January 31, 2023 and 2022, total reserves for product returns and sales incentives were approximately $0.7 million and $1.2 million, respectively.

Revenue is recorded net of any sales and telecommunications taxes collected from customers to be remitted to government authorities. Amounts billed to customers related to shipping and handling are classified as product and other revenue. Shipping and handling costs are expensed as incurred and classified as cost of product and other revenue.

Multiple performance obligations. The Company's contracts with customers typically contain multiple performance obligations that consist of communications services and related product(s). For these contracts, individual performance obligations are accounted for separately if they are distinct. The contract transaction price is then allocated to the separate performance obligations on a relative stand-alone selling price basis. The Company determines the SSP for its communications services based on observable historical stand-alone sales to customers, for which a substantial majority of selling prices must fall within a reasonably narrow pricing range. The Company determines the SSP for its on-premise devices and end-point devices based upon management's best estimates and judgments, considering company-specific factors such as pricing strategies, discounting practices, and estimated product and other costs.

Cash Equivalents and Short-term Investments. All highly liquid investments with an original maturity of three months or less at the date of purchase are classified as cash equivalents. Short-term investments are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, recorded as a separate component of stockholders' equity within accumulated other comprehensive loss. The cost of securities sold is based upon the specific identification method.

Fair Value of Financial Instruments. The Company records its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The Company estimates and categorizes the fair value of its financial assets by applying the following hierarchy:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Observable prices based on inputs not quoted in active markets but are corroborated by market data.

Level 3: Unobservable inputs that are supported by little or no market activity

The carrying value of the Company's financial instruments, including cash equivalents, accounts receivable, inventory, accounts payable and other current assets and current liabilities approximates fair value due to their short maturities.

Concentrations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and convertible note receivable (Note 5). The Company's cash, cash equivalents and short-term investments are held by financial institutions that management believes are of high-credit quality although the balances, at times, may exceed federally insured limits. The Company performs credit evaluations of its customers' financial condition and generally does not require collateral for sales made on credit.

Customers who represented 10% or more of net accounts receivable were as follows:

	As of	
	January 31, 2023	January 31, 2022
Customer A	18%	19%
Customer B	*	11%

* Less than 10% of net accounts receivable for the period indicated.

Accounts Receivable. Accounts receivable are recorded net of an allowance for doubtful accounts for expected credit losses. Allowances are recorded based upon assessment of several factors, including historical experience, aging of receivable balances and economic conditions. As of January 31, 2023 and 2022, the allowance for doubtful accounts was $0.3 million. Bad debt expense recorded in the consolidated statement of operations was not material for the periods presented.

Inventories. Inventories, which consist of raw materials and finished goods, include the cost to purchase manufactured products, allocated labor and overhead. Inventories are stated at the lower of actual cost and net realizable value on a first-in, first-out basis. The Company writes down the carrying value of inventory to net realizable value for estimated excess and obsolete inventory based upon assumptions about forecast demand and market conditions. Inventory carrying value adjustments are recognized as a component of cost of product and other revenue in the consolidated statement of operations.

Customer Acquisition Costs. Sales commissions and other costs paid to internal sales personnel, third-party sales entities and value-added resellers are considered incremental and recoverable costs of obtaining customer contracts. The resellers are selling agents for the Company and earn sales commissions that are directly tied to the value of the contracts that the Company enters with the end-user customers. These costs are capitalized and amortized on a systematic basis over the expected period of benefit of five years, or customer contractual term for multi-year contracts. The Company has determined the period of benefit taking into consideration both qualitative and quantitative factors, such as expected subscription term and expected renewal periods of its customer contracts, product life cycles and customer attrition. Amortization expense is recorded in sales and marketing expenses in the consolidated statement of operations.

The Company pays sales commissions on initial contracts, contracts for increased purchases with existing customers (expansion contracts) and certain contract renewals. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment. To date, there have been no material impairment losses related to the costs capitalized.

Property and Equipment, net. Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of those assets, generally two to five years. Capitalized costs related to development of the Company's customer-facing websites are amortized on a straight-line basis over an estimated useful life of two years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the respective assets. Repairs and maintenance costs that do not extend the life or improve the asset are expensed as incurred.

Operating Leases. Right-of-use lease assets and lease liabilities are recognized at the lease commencement date based upon the present value of the remaining lease payments over the lease term. The Company uses its incremental borrowing rate in determining the present value of lease payments, as the discount rates implicit in the Company's leases cannot be readily determined. Lease agreements that contain both lease and non-lease components are combined and accounted for as a single component.

Business Combinations. The Company accounts for its business combinations using the acquisition method of accounting. The purchase consideration is allocated to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed is recorded as goodwill. Management is required to make significant estimates and assumptions in determining fair values, especially with respect to acquired intangible assets, which include but are not limited to: the selection of valuation methodologies, expected future revenue and cash flows, expected customer attrition rates from acquired customers, future changes in technology, and discount rates. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill as information on the facts and circumstances that existed as of the acquisition date becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations. Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Intangible Assets. Acquired intangible assets, which primarily consist of customer relationships, are amortized over their estimated useful lives. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Impairment Assessment. Long-lived assets, such as property and equipment, capitalized website development costs intangible assets and operating lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company evaluates goodwill for impairment annually during its fourth quarter of each fiscal year, or more frequently if and when circumstances indicate that goodwill may not be recoverable. The Company has a single reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole.

See Note 7: *Leases* for disclosure of impairment charges recorded in fiscal 2023. The Company did not record any material impairment charges for fiscal 2022 or fiscal 2021.

Advertising. Advertising costs are expensed as incurred, except for production costs associated with television and radio advertising, which are expensed on the first date of airing. Advertising costs are included in sales and marketing expense and were $16.4 million, $14.5 million and $12.2 million in fiscal 2023, 2022 and 2021, respectively.

Stock-Based Compensation. The majority of the Company's stock-based compensation is derived from RSUs granted to employees and non-employee directors. Stock-based compensation is generally measured based on the closing market price of the Company's common stock on the date of grant and recognized on a straight-line basis over the vesting period. Forfeitures are recorded in the period in which they occur.

Income Taxes. Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A tax position is recognized when it is more-likely-than-not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority.

Interest and penalties associated with unrecognized tax benefits are classified as income tax expense. The Company had no interest or penalty accruals associated with uncertain tax benefits in its consolidated balance sheets and statements of operations for any periods presented.

Note 3: Revenue and Deferred Revenue

Disaggregated revenue

Revenue disaggregated by revenue source consisted of the following (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Subscription and services revenue	$ 199,105	$ 175,942	$ 156,873
Product and other revenue	17,060	16,348	12,074
Total revenue	$ 216,165	$ 192,290	$ 168,947

The Company derived approximately 53%, 49% and 44% of its total revenue from Ooma Business and approximately 45%, 49% and 54% of its total revenue from Ooma Residential in fiscal 2023, 2022 and 2021, respectively.

No individual country outside of the United States represented 10% or more of total revenue for the periods presented. No single customer accounted for 10% or more of total revenue for the periods presented.

Deferred revenue primarily consists of billings or payments received in advance of meeting revenue recognition criteria. Deferred services revenue is recognized on a ratable basis over the term of the contract as the services are provided.

	As of	
	January 31, 2023	January 31, 2022
Subscription and services	$ 17,239	$ 16,614
Product and other	8	59
Total deferred revenue	$ 17,247	$ 16,673
Less: current deferred revenue	17,216	16,600
Non-current deferred revenue included in other long-term liabilities	$ 31	$ 73

During fiscal 2023, the Company recognized revenue of approximately $16.6 million pertaining to amounts deferred as of January 31, 2022. As of January 31, 2023, the majority of the Company's deferred revenue balance was composed of subscription contracts that were invoiced during the fourth quarter of fiscal 2023.

Remaining performance obligations. As of January 31, 2023, contract revenue that had not yet been recognized for open contracts with an original expected length of greater than one year was approximately $18.2 million. The Company expects to recognize revenue on approximately 43% of this amount over the next 12 months, with the balance to be recognized thereafter.

Note 4: Fair Value Measurements

Financial assets measured at fair value on a recurring basis by level were as follows (in thousands):

	Balance as of January 31, 2023		
	Level 1	Level 2	Total
Cash and cash equivalents:			
Money market funds	$ 11,380	$ —	$ 11,380
Total cash equivalents	$ 11,380	$ —	11,380
Cash			12,757
Total cash and cash equivalents			$ 24,137
Short-term investments:			
U.S. treasury securities	$ 1,232	$ —	$ 1,232
Corporate debt securities	—	1,491	1,491
Total short-term investments	$ 1,232	$ 1,491	$ 2,723

	Balance as of January 31, 2022		
	Level 1	Level 2	Total
Cash and cash equivalents:			
Money market funds	$ 2,275	$ —	$ 2,275
Total cash equivalents	$ 2,275	$ —	2,275
Cash			17,392
Total cash and cash equivalents			$ 19,667
Short-term investments:			
U.S. treasury securities	$ 7,065	$ —	$ 7,065
Commercial paper	—	4,548	4,548
Total short-term investments	$ 7,065	$ 4,548	$ 11,613

The Company classifies its cash equivalents and short-term investments within Level 1 or Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value. The Company has no Level 3 assets or liabilities. For the periods presented, the amortized cost of cash equivalents and marketable securities approximated their fair value and there were no material realized or unrealized gains or losses, either individually or in the aggregate.

Contractual maturities of short-term investments were as follows (in thousands):

	As of	
	January 31, 2023	January 31, 2022
Due in one year or less	$ 2,723	$ 10,377
Due after one year to two years	—	1,236
Total	$ 2,723	$ 11,613

Note 5: Balance Sheet Components

The following sections and tables provide details of selected balance sheet items (in thousands):

Inventories

	As of	
	January 31, 2023	January 31, 2022
Finished goods	$ 13,715	$ 10,452
Raw materials	12,531	3,389
Total inventory	$ 26,246	$ 13,841

Property and equipment, net

	Estimated life (in years)	As of	
		January 31, 2023	January 31, 2022
Computer hardware and software	3-4	$ 6,847	$ 6,996
Network and engineering equipment	3-5	6,283	4,979
Website development costs	2	6,251	4,816
Customer premise equipment	3	5,954	3,965
Leasehold improvements	1-7	497	447
Office furniture and fixtures	5	124	124
Total property and equipment		25,956	21,327
Less: accumulated depreciation and amortization		(17,960)	(14,846)
Property and equipment, net		$ 7,996	$ 6,481

Depreciation and amortization of property and equipment totaled $3.8 million, $3.1 million and $2.9 million in fiscal 2023, 2022 and 2021, respectively.

Other current and non-current assets

	As of	
	January 31, 2023	January 31, 2022
Deferred sales commissions, current	$ 7,826	$ 6,395
Prepaid expenses	2,777	4,239
Convertible note receivable (see "GTC" below)	1,899	1,773
Other current assets	1,866	1,191
Total other current assets	$ 14,368	$ 13,598
Deferred sales commissions, non-current	$ 14,467	$ 13,228
Deposits and other assets	2,117	647
Total other non-current assets	$ 16,584	$ 13,875

Customer Acquisition Costs. Amortization of deferred sales commissions was $7.6 million, $6.0 million and $3.9 million in fiscal 2023, 2022 and 2021, respectively.

Global Telecom Corporation ("GTC"). In December 2018, the Company invested $1.3 million in cash in GTC, a privately-held technology company, in exchange for a convertible promissory note that will convert to shares of GTC stock upon the occurrence of certain future events. As amended, the promissory note and accrued interest is due and payable upon the Company's demand at any time after June 30, 2023. GTC is a variable interest entity for accounting purposes and the Company does not consolidate GTC into its financial statements because the Company is not the primary beneficiary. As of January 31, 2023, the Company's maximum exposure to loss is equal to the carrying value of the convertible note receivable of $1.9 million, including accrued interest. The Company made total payments to GTC for inventory purchases

and related shipping costs of approximately $2.6 million and $2.7 million in fiscal 2023 and 2022, respectively. As of January 31, 2023 and 2022, the Company did not have any material non-cancelable inventory purchase commitments to GTC.

Accrued expenses and other current liabilities

	As of	
	January 31, 2023	January 31, 2022
Payroll and related expenses	$ 13,621	$ 10,853
Short-term operating lease liabilities	3,617	3,260
Regulatory fees and taxes	3,609	3,933
Customer-related liabilities	1,045	1,587
Other	4,834	3,190
Total accrued expenses and other current liabilities	$ 26,726	$ 22,823

Note 6: Goodwill and Acquired Intangible Assets

During fiscal 2023, the Company recognized intangibles of $8.5 million and goodwill of $4.4 million in connection with a business acquisition completed in July 2022. See Note 13: Business Acquisition.

The goodwill balance was as follows (in thousands):

	Total
Balance at January 31, 2022	$ 4,264
Additions due to OnSIP acquisition	4,391
Balance at January 31, 2023	$ 8,655

The gross value, accumulated amortization and carrying values of intangible assets were as follows (in thousands):

	Estimated life (in years)	As of January 31, 2023		
		Gross Value	Accumulated Amortization	Carrying Value
Customer relationships	5-7	$ 14,745	$ (4,775)	$ 9,970
Developed technology	2-5	2,219	(1,891)	328
Trade names	2-5	684	(519)	165
Total intangible assets		$ 17,648	$ (7,185)	$ 10,463

	Estimated life (in years)	As of January 31, 2022		
		Gross Value	Accumulated Amortization	Carrying Value
Customer relationships	5-7	$ 6,735	$ (2,921)	$ 3,814
Developed technology	5	1,809	(1,584)	225
Trade names	5	564	(395)	169
Total intangible assets		$ 9,108	$ (4,900)	$ 4,208

Amortization expense was $2.3 million, $1.3 million and $1.3 million in fiscal 2023, 2022 and 2021, respectively.

At January 31, 2023, the estimated future amortization expense for intangible assets is as follows (in thousands):

Fiscal Years Ending January 31,	Total
2024	$ 2,807
2025	2,579
2026	2,435
2027	1,880
2028	762
Total	$ 10,463

Note 7: Operating Leases

The Company leases its headquarters located in Sunnyvale, California, as well as office space and data center facilities in several locations under non-cancelable operating lease agreements, with expiration dates through fiscal 2030. The lease agreements often include escalating rent payments, renewal provisions and other provisions which require the Company to pay common area maintenance costs, property taxes and insurance. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease right-of-use assets and long-term operating lease liabilities are included on the face of the consolidated balance sheet. Short-term operating lease liabilities are presented within accrued expenses and other current liabilities.

Supplemental balance sheet information related to leases was as follows (in thousands):

	As of	
	January 31, 2023	January 31, 2022
Assets		
Operating lease right-of-use assets	$ 12,702	$ 14,396
Total leased assets	$ 12,702	$ 14,396
Liabilities		
Short-term operating lease liabilities	$ 3,617	$ 3,260
Long-term operating lease liabilities	10,426	11,194
Total lease liabilities	$ 14,043	$ 14,454
Weighted-average remaining lease term	4.8 years	5.8 years
Weighted-average discount rate	4.5%	3.7%

The components of lease expense were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Operating lease costs [1]	$ 4,030	$ 3,861	$ 3,947
Variable lease costs [2]	1,117	972	948
Total lease cost	$ 5,147	$ 4,833	$ 4,895

(1) Recognized on a straight-line basis over the lease term. Includes rent for leases with initial terms of twelve months or less, which were not material.
(2) Primarily included common area maintenance, utilities and property taxes and insurance, which were expensed as incurred.

Additionally, in the third quarter of fiscal 2023, the Company recorded facilities consolidation charges of $1.4 million to general and administrative expense, which included $1.3 million for right-of-use asset impairment and $0.1 million for fixed asset impairment, in connection with leased office facilities assumed in the OnSIP acquisition that the Company subsequently determined were not needed to support the future growth of its business. The Company fully vacated the facilities in October 2022 and remains contractually obligated to the lessor for the underlying lease. As of January 31, 2023, the carrying amount of the acquired OnSIP lease liability on the consolidated balance sheet was approximately $1.2 million.

Supplemental cash flow information related to leases was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cash payments for operating leases	$ 3,563	$ 3,945	$ 3,343
Right-of-use assets recognized in exchange for new operating lease obligations	$ 2,599	$ 11,289	$ 1,196

As of January 31, 2023, maturities of operating lease liabilities were as follows (in thousands):

Fiscal Years Ending January 31,	January 31, 2023
2024	$ 3,690
2025	3,754
2026	2,826
2027	1,684
2028	1,647
Thereafter	1,908
Total future minimum lease payments	15,509
Less: imputed interest	(1,466)
Present value of lease liabilities	$ 14,043

Additionally, in August 2022, the Company entered into a new operating lease agreement to expand its customer contact center and warehouse facilities in Newark, California to scale with the Company's business growth. The lease commenced in March 2023 and will expire in March 2033. Total rental payments are approximately $6.9 million from the commencement date through the expiration date. The Company is also required to pay common area maintenance costs, property taxes and insurance, in accordance with the terms of the lease agreement. In the first quarter of fiscal 2024, the Company will record an operating lease right-of-use asset and lease liability on its consolidated balance sheet based on the present value of the total rental payments.

Note 8: Stockholders' Equity

Common Stock Reserved for Future Issuance

The Company had shares of common stock reserved for issuance as follows (in thousands):

	As of	
	January 31, 2023	January 31, 2022
Restricted stock units outstanding	1,466	1,312
Options to purchase common stock	1,217	1,325
Shares available for future issuance under stock plans	2,654	2,354
Shares reserved under ESPP	1,637	1,370
Total shares reserved for issuance	6,974	6,361

Stock Options. Under the Company's 2015 Equity Incentive Plan, or the 2015 Plan, options to purchase shares of common stock may be granted to employees, non-employee directors and consultants. These options vest from the date of grant to up to four years and expire ten years from the date of grant. Options may be exercised anytime during their term in accordance with the vesting/exercise schedule specified in the recipient's stock option agreement and in accordance with the 2015 plan provisions.

Stock option activity for fiscal 2023 was as follows:

	Shares (in thousands)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in thousands)
Balance as of January 31, 2022	1,325	$ 8.93	$ 12,064
Granted	95	$ 16.69	
Exercised	(194)	$ 6.15	
Canceled	(9)	$ 15.57	
Balance as of January 31, 2023	1,217	$ 9.93	$ 5,949
Vested and exercisable as of January 31, 2023	1,043	$ 9.04	$ 5,815

The aggregate intrinsic value of vested options exercised during fiscal 2023, 2022 and 2021 was $1.7 million, $1.9 million, and $1.4 million, respectively. The weighted-average grant date fair value of options granted during fiscal 2023, 2022, and 2021 was $8.06, $7.89 and $4.72, respectively.

Restricted Stock Units. Under the 2015 Plan, RSUs may be granted to employees, non-employee directors and consultants. These RSUs vest ratably over a period ranging from one to four years, and are subject to the participant's continuing service to the Company over that period. Until vested, RSUs do not have the voting and dividend participation rights of common stock and the shares underlying the awards are not considered issued and outstanding.

RSU activity for fiscal 2023 was as follows:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share
Balance as of January 31, 2022	1,312	$ 15.05
Granted	981	$ 16.25
Vested	(770)	$ 15.19
Canceled	(57)	$ 14.32
Balance as of January 31, 2023	1,466	$ 15.81

Vested RSUs included shares of common stock that the Company withheld on behalf of certain employees to satisfy the minimum statutory tax withholding requirements, as defined by the Company. The Company withheld an aggregate amount of $1.6 million, $2.1 million and $1.6 million in fiscal 2023, 2022 and 2021, respectively, which were classified as financing cash outflows in the consolidated statements of cash flows. The Company canceled and returned these shares to the 2015 Plan, which were available under the plan terms for future issuance.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase shares of common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to plan limitations. The ESPP provides for a 24-month offering period comprised of four purchase periods of approximately six months. Employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock as of the first date or the ending date of each six-month offering period. The offering periods are scheduled to start on the first trading day on or after March 15 and September 15 of each year. During each of the fiscal years 2023, 2022 and 2021, employees purchased 0.2 million shares at a weighted-average purchase price of $10.44, $10.22, and $9.98 per share, respectively.

Note 9: Stock-Based Compensation

Total stock-based compensation recognized in the consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2023	2022	2021
Cost of revenue	$ 956	$ 979	$ 1,015
Sales and marketing	2,019	1,856	1,910
Research and development	4,623	4,216	4,267
General and administrative	6,305	5,631	5,083
Total stock-based compensation expense	$ 13,903	$ 12,682	$ 12,275

The income tax benefit related to stock-based compensation expense was zero for all periods presented due to a full valuation allowance on the Company's deferred tax assets (see Note 10: Income Taxes below). As of January 31, 2023, there was $23.7 million of unrecognized compensation expense related to unvested RSUs, stock options and stock purchase rights under the ESPP, which is expected to be recognized over a weighted-average vesting period of 2.4 years.

The fair value of employee stock options and ESPP was estimated using the Black–Scholes model with the following assumptions:

	Fiscal Year Ended January 31,		
	2023	2022	2021
Stock Options:			
Expected volatility	49%	51%	47%
Expected term (in years)	6.1	6.1	6.1
Risk-free interest rate	1.6%	0.9%	0.6%
Dividend yield	NA	NA	NA

	Fiscal Year Ended January 31,		
	2023	2022	2021
ESPP:			
Expected volatility	41%-55%	41%-58%	46%-83%
Expected term (in years)	0.5-2.0	0.5-2.0	0.5-2.0
Risk-free interest rate	0.9%-4.0%	0.1%-0.2%	0.1%-0.4%
Dividend yield	NA	NA	NA

The expected term of options granted to employees was based on the simplified method because the Company does not have sufficient historical exercise data, and the expected term of the ESPP is based on the contractual term. For fiscal 2023 and 2022, expected volatility was derived from the average historical volatility of the Company's own common stock. In prior fiscal years, expected volatility was derived from a combination of the average historical volatility of the Company's own common stock and a group of comparable publicly traded companies. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the expected term.

Note 10: Income Taxes

The domestic and foreign components of loss before income taxes were as follows (in thousands):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
United States	$ (2,557)	$ 1,340	$ (120)
Foreign	(2,868)	(3,091)	(2,236)
Loss before income taxes	$ (5,425)	$ (1,751)	$ (2,356)

Income tax (benefit) provision consisted of the following:

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State	363	—	85
Foreign	—	—	—
Total current	363	—	85
Deferred:			
Federal	(1,783)	—	—
State	(350)	—	—
Foreign	—	—	—
Total deferred	(2,133)	—	—
Income tax (benefit) provision	$ (1,770)	$ —	$ 85

The income tax benefit of $1.8 million for fiscal 2023 was primarily attributable to the release of a $2.1 million valuation allowance on certain preexisting deferred tax assets that was realized as a result of deferred tax liabilities assumed in the Company's acquisition of OnSIP.

Income tax (benefit) provision differed from the amount computed by applying the U.S. federal income tax rate to pre-tax loss as a result of the following (dollars in thousands):

| | Fiscal Year Ended January 31, | | | | | |
	2023	Rate	2022	Rate	2021	Rate
Federal tax at statutory rate	$ (1,139)	21%	$ (368)	21%	$ (495)	21%
State taxes, net of federal benefit	(40)	1%	52	(3)%	75	(3)%
Foreign income and withholding taxes	(172)	3%	(185)	11%	(87)	3%
Permanent tax adjustment	543	(10)%	58	(3)%	163	(7)%
Section 162(m)	843	(16)%	1,050	(60)%	598	(25)%
Stock-based compensation	530	(10)%	(1,545)	88%	(251)	11%
Change in valuation allowance	(1,566)	29%	2,959	(169)%	185	(8)%
Research and development credit	(1,288)	24%	(1,980)	113%	(243)	10%
Provision to return adjustments	533	(10)%	—	—	—	—
Other	(14)	1%	(41)	2%	140	(6)%
Income tax (benefit) provision at effective tax rate	$ (1,770)	33%	$ —	0%	$ 85	(4)%

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows (in thousands):

		As of January 31,		
		2023		**2022**
Deferred tax assets:				
Net operating loss carryforwards	$	28,771	$	34,808
Tax credit carryover		12,205		10,905
Operating lease liabilities		3,547		3,482
Stock-based compensation		923		1,114
Acquired intangible assets		—		256
Capitalized research and development		6,061		—
Deferred revenue		8		18
Other		22		26
Gross deferred tax assets		51,537		50,609
Valuation allowance		(43,545)		(45,111)
Net deferred tax assets	$	7,992	$	5,498
Deferred tax liabilities:				
Operating lease right-of-use assets	$	(3,202)	$	(3,468)
Deferred sales commissions and other		(2,396)		(1,994)
Acquired intangible assets		(1,543)		—
Fixed assets depreciation		(851)		(36)
Gross deferred tax liabilities	$	(7,992)	$	(5,498)
Net deferred taxes	$	—	$	—

Under the Tax Cuts and Jobs Act of 2017, research and development costs are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes effective January 1, 2022. As of January 31, 2023, the mandatory capitalization requirement resulted in an increase to the Company's gross deferred tax assets above, which was fully offset by the valuation allowance.

Management believes that, based upon the available evidence, both positive and negative, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded. The net change in the total valuation allowance was a decrease of $1.6 million for fiscal 2023 and an increase of $3.0 million for fiscal 2022.

As of January 31, 2023, the Company had federal net operating loss carryforwards of approximately $96.9 million available to offset future income, of which approximately $45.0 million will expire in various amounts beginning in 2030 and the remainder may be carried forward indefinitely. As of January 31, 2023, the Company had state net operating loss carryforwards of $79.3 million which will expire in various amounts beginning in 2023. In addition, the Company had research and development tax credits for federal and state tax purposes of approximately $11.6 million and $11.0 million, respectively, available to offset future taxes. If not utilized, the available federal credits will begin to expire in 2030 and the state credits can be carried forward indefinitely.

Uncertain Tax Positions

The Company has unrecognized tax benefits of approximately $9.1 million as of January 31, 2023. Deferred tax assets associated with these unrecognized tax benefits are fully offset by a valuation allowance. If recognized, these benefits would not affect the effective tax rate before consideration of the valuation allowance.

The following table summarizes the activity related to unrecognized tax benefits (in thousands):

	Fiscal Year Ended January 31,		
	2023	**2022**	**2021**
Unrecognized tax benefits, beginning of fiscal year	$ 8,090	$ 6,642	$ 6,017
Decrease related to prior year tax positions	(331)	—	(362)
Increase related to current year tax positions	1,301	1,448	987
Unrecognized tax benefits, end of fiscal year	$ 9,060	$ 8,090	$ 6,642

The Company had no interest or penalty accruals associated with uncertain tax benefits in its balance sheets and statements of operations. The Company does not have any tax positions for which it is reasonably possible the total amount of gross unrecognized benefits will significantly increase or decrease within 12 months of the year ended January 31, 2023. Because the Company has net operating loss and credit carryforwards, there are open statutes of limitations in which federal, state and foreign taxing authorities may examine the Company's tax returns for all tax years from 2009 through the current period.

Note 11: Commitments and Contingencies

Purchase Commitments

As of January 31, 2023 and 2022, non-cancelable inventory purchase commitments to contract manufacturers and other parties were approximately $7.8 million and $19.4 million, respectively. Additionally, the Company has a non-cancelable service agreement with a telecommunications provider that contains total annual minimum purchase commitments of $1.5 million between August 2022 and July 2023 and $2.5 million between August 2023 and July 2024.

Legal Proceedings

In addition to the litigation matters described below, from time to time, the Company may be involved in a variety of other claims, lawsuits, investigations, and proceedings relating to contractual disputes, intellectual property rights, employment matters, regulatory compliance matters, and other litigation matters relating to various claims that arise in the normal course of business. Defending such proceedings is costly and can impose a significant burden on management and employees, the Company may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing specific litigation and regulatory matters using reasonably available information. The Company develops its views on estimated losses in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. Legal fees are expensed in the period in which they are incurred. As of January 31, 2023 and 2022, the Company does not have any accrued liabilities recorded for loss contingencies in its consolidated financial statements.

Canadian Litigation

On February 3, 2021, plaintiff Fiona Chiu filed a class action complaint against the Company and Ooma Canada Inc. in the Federal Court of Canada, alleging violations of Canada's Trademarks Act and Competition Act. The complaint seeks monetary and other damages and/or injunctive relief enjoining the Company to cease describing and marketing its Basic Home Phone using the word "free" or otherwise representing that it is free. On November 9, 2021, the Federal Court of Canada removed Ms. Chiu and substituted John Zanin as the new plaintiff in the proceeding. In connection with the substitution of Mr. Zanin as the new plaintiff, the Federal Court of Canada deemed the proceeding as having commenced on November 8, 2021 instead of February 3, 2021. In January 2022, the Federal Court of Canada heard arguments from counsel representing each of the Company and Mr. Zanin regarding jurisdiction and class action certification issues, and the parties are awaiting the Court to issue its ruling. The Company intends to continue to defend itself vigorously against this complaint. Based on the Company's current knowledge, the Company has determined that the amount of any reasonably possible loss resulting from the Canadian Litigation is not estimable.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for certain losses suffered or incurred by the indemnified party. In some cases, the term of these indemnification agreements is perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has director and officer insurance coverage that reduces the Company's exposure and enables the Company to recover a portion of any future amounts paid. To date the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

Note 12: Financing Arrangements

Revolving Credit Facility

On January 8, 2021, the Company, as borrower, entered into a three year credit and security agreement ("Credit Agreement") with KeyBank National Association as Administrative Agent ("Agent") and lender, and KeyBanc Capital Markets Inc. as sole lead arranger and sole book runner. The Credit Agreement provides for a secured revolving credit facility ("Credit Facility") under which the Company may borrow up to an aggregate amount of $25.0 million, which includes a $10.0 million sub-facility for letters of credit. The Company and its lenders may increase the total commitments under the Credit Facility to up to an aggregate amount of $45.0 million, subject to certain conditions. Funds borrowed under the Credit Agreement may be used for working capital and other general corporate purposes.

Loans under the Credit Agreement will bear interest, at the Company's option, at either a rate equal to the "Base Rate" (as defined in the Credit Agreement) or (b) "Eurodollar Rate" (as defined in the Credit Agreement) plus 2.50%. The Base Rate is the highest of (i) the Agent's prime rate, (ii) the federal funds effective rate plus 0.5%, and (iii) the Eurodollar Rate with an interest period of one month plus 1%. The Eurodollar Rate is the London Interbank Offered Rate with various interest periods as may be selected by the Company but shall not be less than 0.75%. Upon the occurrence of any event of default, the interest rate on any borrowings increases by 2.0%. The Credit Agreement also contains customary provisions for the replacement of the London Interbank Offered Rate/Eurodollar Rate. The Company is required to pay a commitment fee on the unused portion of the Credit Facility of 0.25% per annum.

The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, events of default and indemnification provisions in favor of the Agent, lenders and their affiliates. Among other covenants, the Credit Agreement includes restrictive financial covenants that require the Company to meet minimum recurring revenue levels and maintain specified amounts of available liquidity on a quarterly basis.

As of January 31, 2023, the Company had zero outstanding borrowings and was in compliance with the covenants contained in the Credit Agreement. Accordingly, $25.0 million of borrowing capacity was available for the purposes permitted by the Credit Agreement.

Note 13: Business Acquisition

On July 22, 2022, the Company acquired all outstanding stock of Junction Networks, Inc., which does business as OnSIP, a provider of cloud-based phone and unified communications services for small and medium-sized businesses in the U.S. The Company believes the acquisition of OnSIP will accelerate overall growth of Ooma Business. The final aggregate fair value consideration transferred for OnSIP was $9.5 million.

In the second quarter of fiscal 2023, the Company paid a base purchase price for OnSIP of $9.8 million, subject to customary working capital adjustments, and prepared an initial determination of the fair value of the assets acquired and liabilities assumed as of the acquisition date using preliminary information. Subsequently in fiscal 2023, certain measurement period adjustments were made to the preliminary fair values that were not material to the Company's consolidated financial statements. As of January 31, 2023, the Company recorded a $0.3 million receivable from the seller for the agreed-upon working capital adjustments between the base purchase price of $9.8 million and the final purchase price of $9.5 million.

The following table summarizes the final purchase price allocation (in thousands):

	Fair Value
Accounts receivable	$ 255
Operating lease right-of-use asset	1,401
Other current and non-current assets	465
Intangible assets	8,540
Goodwill	4,391
Accounts payable and other liabilities	(2,048)
Deferred tax liability	(2,133)
Operating lease liability	(1,401)
Total purchase consideration	$ 9,471

Intangible assets acquired primarily consisted of customer relationships of $8.0 million, which represented the estimated fair values of the underlying relationships with OnSIP's customer base and have an estimated useful life of five years as of the date of acquisition. The goodwill recognized was primarily attributable to the assembled workforce and is not expected to be deductible for income tax purposes.

Revenues of OnSIP included in the Company's consolidated statements of operations from the acquisition date of July 22, 2022 to January 31, 2023 was approximately $6.5 million. The Company believes it is not practicable to separately identify earnings of OnSIP on a stand-alone basis due to the integrated nature of the Company's operations. On a pro forma basis, had the OnSIP acquisition been included in the Company's consolidated results of operations beginning February 1, 2021, the Company's total revenue would have approximated $222.2 million for fiscal 2023 and approximated $205.1 million for fiscal 2022. These pro forma revenue amounts do not necessarily represent what would have occurred if the business combination had taken place on February 1, 2021, nor do these amounts represent the results that may occur in the future. Pro forma net losses have not been presented because the impact was not material to the consolidated statements of operations.

Acquisition-related transaction and transition costs charged to operating expenses during fiscal 2023 were approximately $1.5 million.

Note 14: Net Loss Per Share

Basic and diluted net loss per share of common stock is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share of common stock is the same as basic net loss per share because the effects of potentially dilutive securities are antidilutive because the Company reported net losses for all periods presented.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

| | Fiscal Year Ended January 31, | | |
	2023	2022	2021
Numerator			
Net loss	$ (3,655)	$ (1,751)	$ (2,441)
Denominator			
Weighted-average common shares	24,506,525	23,473,849	22,361,312
Basic and diluted net loss per share	$ (0.15)	$ (0.07)	$ (0.11)

Potentially dilutive securities of approximately 0.7 million, 1.4 million and 1.2 million in fiscal 2023, 2022 and 2021, respectively, were excluded from the computation of diluted net loss per share as their inclusion would have been anti-dilutive. These shares included the Company's unvested RSUs, outstanding stock options and shares to be purchased under the ESPP.

Note 15: Retirement Plan

The Company offers a qualified 401(k) defined contribution plan to eligible full-time employees that provides for discretionary employer matching and profit-sharing contributions. The Company matches the lower of 50% of employee contributions or 50% of the first 6% of each employee's eligible compensation that is contributed to the 401(k) plan. Contributions made by the Company vest 100% upon contribution and are expensed as incurred as compensation costs. The Company's matching contributions to the plan were $0.9 million for fiscal 2023 and $0.7 million for each of fiscal 2022 and 2021.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our Management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of January 31, 2023, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The effectiveness of our internal control over financial reporting as of January 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any significant impact to our internal controls over financial reporting despite the fact that most of our employees who are involved in our financial reporting processes and controls are continuing to work remotely.

Inherent Limitations on Effectiveness of Controls. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B. Other Information

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Board of Directors

Our board of directors currently consists of eight directors and is divided into three classes with each class serving for three years, and with the terms of office of the respective classes expiring in successive years. Our board of directors currently expects to nominate two Class II directors for election at our 2023 annual meeting of stockholders. The terms of office of directors in Class III and Class I do not expire until the annual meetings of stockholders held in 2024 and 2025, respectively. The names, ages and positions of our directors as of April 7, 2023 are as follows:

Name	Age	Position	Director Class	Director Since
Susan Butenhoff	63	Director[2][3]	II	2016
Andrew H. Galligan	66	Director[1]	III	2014
Peter Goettner	59	Director[1][3]	I	2013
Judi A. Hand	61	Director[3]	III	2020
Russ Mann	54	Director[1][2]	II	2009
William D. Pearce	60	Director[2]	III	2013
Eric Stang	63	Director, President and Chief Executive Officer	I	2009
Jenny Yeh	49	Director, Vice President and General Counsel	I	2021

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating and Governance Committee

Susan Butenhoff has served on our Board of Directors since July 2016. Ms. Butenhoff served as Founder, President and CEO at Access Communications from its founding in 1991 to February 2018. Ms. Butenhoff has worked as a business consultant since March 2018. In 2008, she sold Access Communications to Ketchum Public Relations, one of the world's largest public relations firms and a member of Omnicom. From August 2014 to January 2017, Ms. Butenhoff also served as the Global Tech Director for Ketchum Public Relations. Ms. Butenhoff holds a Bachelor of Arts from University of Sussex, England and an MPhil in International Relations from the University of Cambridge.

The Board believes that Ms. Butenhoff's leadership and business experience qualify her to serve as a director of the Company. She possesses a proven track record of effectively assisting companies, including leading technology companies, with establishing brand recognition and consumer product power brands. She also brings vast experience in the public relations and communications arena.

Andrew H. Galligan has served on our Board of Directors since December 2014. Mr. Galligan is currently a private investor. From May 2010 to July 2020, Mr. Galligan served as Vice President of Finance and Chief Financial Officer of Nevro Corp., a medical devices company. He served as our Vice President of Finance and Chief Financial Officer from February 2009 to May 2010, and as a consultant for our Company from September 2010 to December 2014. From 2007 to 2008, Mr. Galligan served as Vice President of Finance and CFO of Reliant Technologies, Inc., a medical device company (later acquired by Solta Medical, Inc.). Mr. Galligan has also held the top financial executive position at several other medical device companies and began his career in various financial positions at KPMG and Raychem Corp. Mr. Galligan received a B.B.S. in Business and Finance from Trinity College, Dublin University (Ireland) and is also a Fellow of the Institute of Chartered Accountants in Ireland.

Our Board of Directors believes that Mr. Galligan's financial expertise, including his numerous years of experience as chief financial officer and financial consultant of publicly traded and privately held companies, brings financial and accounting knowledge to our Board and qualifies him to serve as one of our directors.

Peter J. Goettner has served on our Board of Directors since March 2013. Mr. Goettner has been the General Partner of Worldview Technology Partners, Inc., a venture capital firm, since June 2004. He has been the Founder and Chairman of Crosschq, Inc., an IT security company, since November 2017. Mr. Goettner was previously Founder and Chief Executive Officer of DigitalThink, Inc., an enterprise e-learning solutions company, for seven years. Mr. Goettner holds a B.S. in Computer Engineering from the University of Michigan and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Our Board of Directors believes that Mr. Goettner brings to our Board of Directors extensive experience in the technology industry and his service on a number of boards provides an important perspective on operations and corporate governance matters, and qualifies him to serve as one of our directors.

Judi A. Hand has served on our Board of Directors since June 2020. Since January 2017, Judi Hand is executive vice president and chief revenue officer of TTEC Holdings in Englewood, Colorado, a global customer experience technology and services company serving many of the world's most iconic and disruptive brands, with 62,700 employees on six continents. Ms. Hand also serves on the board of Sovrn, an online publisher technology platform, since February 2022. In addition, from April 2007 to December 2017, Ms. Hand was President and General Manager of TTEC Customer Growth Services, formerly Revana and Direct Alliance. With more than 25 years of sales and marketing experience, she has held senior positions at telecom industry leaders including AT&T, Northwestern Bell, US West

and Qwest. From May 2014 to May 2017, Judi was an independent board member at Manitoba Telecom Services / Allstream. She holds an M.S. degree in management from Stanford University and a B.A. in communications and marketing from the University of Nebraska.

Our Board of Directors believes that Ms. Hand is qualified to serve as a director because of her extensive corporate experience. She also brings valuable expertise in corporate governance to our Board of Directors and nominating and corporate governance committee.

Russ Mann has served on our Board of Directors since September 2009. From January 2019 to November 2022, he served as Chief Executive Officer and as a board member of WineBid, an online auction market for vintage wine. He was also an investor and Chairman of the Board of Directors of Demandstar, a B2B marketplace, from June 2018 to May 2022. From January 2017 until acquisition in November 2017 by Deltek, a Roper company, Mr. Mann was CEO of Onvia, then a publicly traded company providing B2G commerce intelligence and database information services to businesses. From May 2016 until January 2017, he was Chief Marketing Officer and SVP of Outerwall's EcoATM kiosk network as well as General Manager of Gazelle.com, a leader in the purchase and sale of used cell phones and electronics, until Outerwall's acquisition by Apollo Management Group. He was CMO of Nintex USA LLC, a mid-market workflow software and services company from November 2014 to November 2015. Mr. Mann was Chairman and Chief Executive Officer of Covario, Inc., an advertising technology and digital marketing agency from January 2006 to May 2014. Covario specialized in the online marketing of consumer electronics and financial services and was acquired by Dentsu. Mr. Mann holds a B.A. in Asian Studies from Cornell University and an M.B.A. from Harvard Business School.

Our Board of Directors believes that Mr. Mann is qualified to serve as a member of our Board of Directors because of his extensive business experience, skills and acumen developed as a senior executive at companies operating in the technology industry, as well as his experience serving as the chairman of a board of directors.

William D. Pearce has served on our Board of Directors since March 2013, and as our Lead Non-Management Director since June 2017. He is currently a member of the Board of Directors of Algonomy Software Private Limited (formerly RichRelevance, Inc.), a personalized shopping experience firm, a director of SpendGo, Inc., a marketing solutions company for restaurants and retailers, and Marketing Faculty at the Haas School of Business at the University of California, Berkeley. From 2012 to 2014, Mr. Pearce was Partner and Marketing Practice Director at The Partnering Group, a global consumer products and retail management consulting firm. From 2008 to 2011, he was Senior Vice President and Chief Marketing Officer at Del Monte Foods, Inc., a food production and distribution company. Mr. Pearce previously served as President and Chief Executive Officer of Foresight Medical Technology LLC, a medical devices company, from 2007 to 2008; Chief Marketing Officer at Taco Bell Corp., a fast food restaurant company and subsidiary of the firm Yum! Brands, Inc., from 2004 to 2007; and Vice President Marketing at Campbell Soup Company, a food manufacturer, from 2003 to 2004. Mr. Pearce holds a B.A. in Economics from Syracuse University and an M.B.A. from the S.C. Johnson Graduate School of Management, Cornell University.

Our Board of Directors believes that Mr. Pearce is qualified to serve as a director based on his prior experience as an executive at several publicly-traded companies and his considerable experience as a board member of several privately-held companies.

Eric B. Stang has served as our President and Chief Executive Officer and as a member of our Board of Directors since January 2009 and as Chairman of our Board of Directors since December 2014. He is currently a member of the Board of Directors of Rambus Inc., a technology licensing company, a member of the Board of Directors of Avalanche Technology, Inc., a memory technology company, and a member of the board of directors of UltraSense Systems, a touch sensor solutions company. Mr. Stang was previously a director of InvenSense, Inc., a MEMS semiconductor company, from 2014 to 2017, and Solta Medical, Inc., a medical aesthetics company, from 2008 to 2014. From 2006 to 2008, Mr. Stang was President and Chief Executive Officer and a member of the board of directors of Reliant Technologies, a developer of medical technologies for aesthetic applications. From 2001 to 2006, he was President and Chief Executive Officer of Lexar Media, Inc., a solid-state memory products company and currently a subsidiary of Micron Technology. Mr. Stang also served as Chairman of the Board of Directors of Lexar Media from 2004 to 2006. Mr. Stang holds an A.B. in Economics from Stanford University and an M.B.A. from Harvard Business School.

Our Board of Directors believes that Mr. Stang is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, his extensive public and private company board experience, and his experience as an executive in the technology industry. Our Board of Directors also believes that he brings continuity to the Board of Directors.

Jenny C. Yeh has served on our Board of Directors since January 2021, and has been our Vice President and General Counsel since December 2018. Prior to joining us, she served as Senior Vice President and General Counsel from November 2017 to December 2018, and as Vice President and General Counsel from October 2015 to November 2017, of Sphere 3D Corp., an information technology company. From September 2011 to March 2015, Ms. Yeh served as Executive Counsel, Transactions and Finance, at General Electric Company, a global power, renewable energy, aviation, healthcare and finance company, where she was a senior legal advisor to GE Corporate business development group, supporting global corporate strategy and transactions across all GE industrial businesses worldwide. From 2007 to 2011, Ms. Yeh was a corporate partner at Baker & McKenzie LLP, where she advised clients in general corporate and securities matters, with a specialization in complex cross-border transactions. Ms. Yeh holds a Juris Doctorate from Georgetown University Law Center, and Bachelor of Arts degrees from the University of California at Berkeley.

Our Board of Directors believes that the extensive experience in the legal and technology industries Ms. Yeh brings to our Board of Directors qualifies her to serve as one of our directors. Our Board of Directors also believes that she brings an important perspective on risk management and compliance issues to the Board.

Executive Officers

The names, ages and positions of our executive officers as of April 7, 2023 are as follows:

Name	Age	Position
Eric B. Stang	63	President and Chief Executive Officer
James A. Gustke	61	Vice President of Marketing
Shig Hamamatsu	50	Chief Financial Officer
Namrata Sabharwal	52	Chief Accounting Officer
Jenny Yeh	49	Vice President and General Counsel

Background information for Mr. Stang and Ms. Yeh is included above under "Board of Directors."

James A. Gustke has served as our Vice President of Marketing since August 2010. Prior to joining us, he was an independent consultant from 2009 to 2010. From 2006 to 2008, Mr. Gustke served as Vice President of Marketing for Intuit Inc., a financial software company and from 2001 to 2006, Mr. Gustke worked at Lexar Media, where he was responsible for business unit management, global branding and product marketing. He also served as the founding Vice President of Marketing for Ofoto, an online photography service, which was acquired by Eastman Kodak in 2001. He joined America Online in 1996 as the marketing leader for GNN, the company's first internet service provider, and was previously a marketing manager at Polaroid. Mr. Gustke holds a B.S. in Business from Arizona State University.

Shig Hamamatsu has served as our Chief Financial Officer since September 2021. Prior to joining us, he worked for Accuray Incorporated, a publicly traded medical device company ("Accuray"), where he served as Chief Financial Officer from November 2018 to September 2021, as Interim Chief Financial Officer from October 2018 to November 2018 and as Vice President, Finance and Chief Accounting Officer from September 2017 to September 2018. Prior to joining Accuray, Mr. Hamamatsu served as VP, Corporate Controller at Cepheid, a publicly traded molecular diagnostics company that was acquired by Danaher Corporation, from November 2015 to May 2017. From June 2014 to November 2015, he served as VP, Finance and Corporate Controller at Cypress Semiconductor Corporation, a publicly traded global semiconductor manufacturer. From May 2012 until May 2014, Mr. Hamamatsu served as VP, Finance at RPX Corporation, a publicly traded patent risk management solutions provider. Mr. Hamamatsu began his career as an auditor at PricewaterhouseCoopers LLP. Mr. Hamamatsu holds a B.A. Business Administration, concentration in accounting, from the University of Washington. He is a certified public accountant in the state of California (inactive).

Namrata Sabharwal has been our Chief Accounting Officer since June 2022. Prior to that, Ms. Sabharwal served as our Vice President, Corporate Controller since May 2016, during which time she also served as our interim Chief Financial Officer from June 2021 to September 2021. From March 2015 to May 2016, she served as our Director of SEC Reporting & SOX. Prior to joining us, Ms. Sabharwal served as Assistant Controller and Senior Director of Finance at Gigamon Inc. from July 2012 to March 2015. Ms. Sabharwal started her career with Deloitte & Touche LLP as a certified public accountant. She holds a Bachelor of Commerce degree in accounting and finance from Mumbai University, India.

There are no family relationships among any of our directors or executive officers.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires directors, certain officers and ten percent stockholders to file reports of ownership and changes in ownership with the SEC. Based upon a review of filings with the SEC and/or written representations that no other reports were required, we believe that all reports for the Company's officers and directors that were required to be filed under Section 16 of the Exchange Act were timely filed for 2022, with the exception of the following reports that were filed late due to a clerical error: Ms. Sabharwal's Form 3 filed on June 17, 2022 to report her initial beneficial ownership.

Code of Ethics

The Company has a "Code of Ethics and Business Conduct for Employees, Officers and Directors" that applies to all of our employees, including our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and our Board of Directors. A copy of this code is available on our website at http://investors.ooma.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Ethics and Business Conduct for Employees, Officers and Directors by posting such information on our investor relations website under the heading "Corporate Governance—Governance Documents" at http://investors.ooma.com.

Identification of Audit Committee and Financial Expert

We have a separately-designated Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee, including each member that our Board of Directors has determined is an "audit committee financial expert" under SEC rules and regulations, are identified below.

Members:	Andrew H. Galligan Peter Goettner Russ Mann
Financial Experts:	Our Board of Directors has unanimously determined that each member of our audit committee meets the requirements for independence of audit committee members and financial literacy under the current listing standards of the New York Stock Exchange ("NYSE"). In addition, our Board of Directors has determined that Mr. Galligan is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

ITEM 11. Executive Compensation

The information required by this item will be included under the captions "Executive Compensation" and under the subheadings "Board's Role in Risk Oversight," "Outside Director Compensation," and "Compensation Committee Interlocks and Insider Participation" under the heading "Directors, Executive Officers and Corporate Governance" in the 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and under the subheading "Potential Payments upon Termination or Change in Control" and "Equity Compensation Plan Information" under the heading "Executive Compensation" in the 2023 Proxy Statement and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included under the captions "Certain Relationships and Related Transactions" and "Directors, Executive Officers and Corporate Governance—Director Independence" in the 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

The information required by this item will be included under the caption "Proposal Two: Ratification of Selection of Independent Registered Public Accountants" in the 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

Documents filed as part of this report are as follows:

(a)   Consolidated Financial Statements

Our Consolidated Financial Statements are listed in the "Index" Under Part II, Item 8 of this Annual Report on Form 10-K

(b)   Consolidated Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(c)   Exhibits

The exhibits filed or incorporated by reference as part of this Annual Report on Form 10-K are listed in the Exhibit Index below. We have identified in the Exhibit Index each management contract and compensation plan filed as an exhibit to this Annual Report on Form 10-K in response to Item 15(a)(3) of Form 10-K.

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

ITEM 16. Form 10-K Summary

None.

EXHIBITS

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit Number	Date Filed
3.1	Amended and Restated Certification of Incorporation	10-Q	3.1	9/11/2015
3.2	Amended and Restated Bylaws	10-Q	3.2	9/11/2015
4.1	Form of common stock certificate.	S-1/A	4.1	7/6/2015
4.2	Form of Indenture	S-3	4.2	12/09/2022
4.5	Description of Securities	10-K	4.5	4/14/2020
10.1+	2005 Stock Incentive Plan and forms of agreements thereunder.	S-1	10.1	6/15/2015
10.2+	2015 Equity Incentive Plan and forms of agreements thereunder.	S-1/A	10.2	7/6/2015
10.3+	2015 Employee Stock Purchase Plan and form of agreement thereunder.	S-1/A	10.3	7/6/2015
10.4+	Executive Incentive Bonus Plan.	S-1	10.4	6/15/2015
10.5+	Executive Change in Control and Severance Agreement by and between the Company and Eric B. Stang, dated June 9, 2015.	S-1	10.5	6/15/2015
10.6+	Offer Letter by and between the Company and James A. Gustke, dated July 30, 2010.	S-1	10.7	6/15/2015
10.7	Change in Control Letter Agreement between the Company and James A. Gustke, dated August 31, 2016.	10-K	10.8	4/11/2017
10.8	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1	10.8	6/15/2015
10.9+	Form of Restricted Stock Unit Agreement under the 2015 Equity Incentive Plan (effective for grants made on or after March 14, 2018).	10-Q	10.1	06/08/2018
10.10	Sublease Agreement dated as of August 6, 2019 by and among the Company and Alibaba Group (U.S.) Inc.	10-Q	10.1	12/06/2019
10.11	Credit and Security Agreement by and among the Company and KeyBank National Association, dated as of January 8, 2021	10-K	10.12	04/07/2021
10.12	First Amendment to the Sublease Agreement by and among the Company and Alibaba Group (U.S.) Inc.	10-Q	10.13	06/09/2021
10.13+	Transition and Consulting Agreement between the Company and Ravi Narula dated June 15, 2021	10-K	10.13	04/08/2022

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Date Filed
10.14+	Letter Agreement by and between the Company and Shig Hamamatsu, dated July 3, 2021	10-Q	10.14	12/08/2021
10.15+	Executive Change in Control and Severance Agreement by and between the Company and Shig Hamamatsu, dated September 7, 2021	10-Q	10.15	12/08/2021
10.16+	Amendment No. 1 to the Executive Change in Control and Severance Agreement by and between the Company and Eric Stang, dated September 20, 2021	10-Q	10.16	12/08/2021
10.17+	Amendment No. 1 to the Executive Change in Control and Severance Agreement by and between the Company and Jenny Yeh, dated September 20, 2021	10-Q	10.17	12/08/2021
10.18+	Amended Form of Executive Change in Control and Severance Agreement	10-Q	10.18	12/08/2021
10.19	Side Letter between the Company and Ravi Narula dated May 2, 2022	10-Q	10.19	06/08/2022
21.1	List of subsidiaries of the Registrant.	Filed herewith.		
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm	Filed herewith.		
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	Filed herewith.		
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13(a)-14(a)/15d-14(a), by President and Chief Executive Officer.	Filed herewith.		
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13(a)-14(a)/15d-14(a), by Chief Financial Officer.	Filed herewith.		
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by President and Chief Executive Officer.	Furnished herewith.		
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Financial Officer.	Furnished herewith.		
101.INS	Inline XBRL Instance Document	Filed herewith.		
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith.		
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith.		
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith.		
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith.		
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith.		
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed herewith.		

+   Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

April 7, 2023   Ooma, Inc.

By: /s/ Eric B. Stang
         Eric B. Stang
         President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Eric B. Stang, Shig Hamamatsu and Jenny C. Yeh, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same with, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Eric B. Stang **Eric B. Stang**	President and Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 7, 2023
/s/ Shig Hamamatsu **Shig Hamamatsu**	Chief Financial Officer and Treasurer (Principal Financial Officer)	April 7, 2023
/s/ Namrata Sabharwal **Namrata Sabharwal**	Chief Accounting Officer (Principal Accounting Officer)	April 7, 2023
/s/ Susan Butenhoff **Susan Butenhoff**	Director	April 7, 2023
/s/ Andrew Galligan **Andrew Galligan**	Director	April 7, 2023
/s/ Peter J. Goettner **Peter J. Goettner**	Director	April 7, 2023
/s/ Judi A. Hand **Judi A. Hand**	Director	April 7, 2023
/s/ Russell Mann **Russell Mann**	Director	April 7, 2023
/s/ William D. Pearce **William D. Pearce**	Lead Director	April 7, 2023
/s/ Jenny Yeh **Jenny Yeh**	Vice President, General Counsel and Director	April 7, 2023